Exhibit 99.5

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

POLITAN CAPITAL MANAGEMENT
LP and POLITAN CAPITAL NY LLC,

Plaintiffs/Counterclaim-
Defendants,

v.

MASIMO CORPORATION,

Defendant/Counterclaim-
Plaintiff,

and

JOE E. KIANI, H. MICHAEL COHEN,
ADAM P. MIKKELSON, CRAIG B.
REYNOLDS, and JULIE A. SHIMER,
Ph.D.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2022-0948-NAC PUBLIC VERSION Filed March 10, 2023
EXHIBIT A TO PLAINTIFFS’ MOTION FOR LEAVE TO FILE SECOND
AMENDED AND SUPPLEMENTED VERIFIED COMPLAINT

John P. DiTomo, Esq.
Alexandra M. Cumings, Esq.
MORRIS, NICHOLS, ARSHT & TUNNELL LLP
1201 N. Market Street
Wilmington, DE 19899-1347
(302) 658-9200

EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

POLITAN CAPITAL
MANAGEMENT LP, a Delaware
limited partnership, POLITAN
CAPITAL NY LLC, and
CALIFORNIA STATE TEACHERS’
RETIREMENT SYSTEM,

Plaintiffs,

v.

JOE E. KIANI, H. MICHAEL COHEN,
ADAM P. MIKKELSON, CRAIG B.
REYNOLDS, JULIE A. SHIMER,
PH.D., STEVEN J. BARKER, M.D.,
PH.D., SANFORD FITCH, JACK
LASERSOHN, THOMAS HARKIN,
and MASIMO CORPORATION, a
Delaware corporation,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2022-0948-NAC CONFIDENTIAL
VERIFIED SECOND AMENDED AND SUPPLEMENTED COMPLAINT

Plaintiffs Politan Capital Management LP, Politan Capital NY LLC (collectively, “Politan”) and California State Teachers’ Retirement System (“CalSTRS” and, together with Politan, “Plaintiffs”), by and through their undersigned counsel, bring this Verified Second Amended and Supplemented Complaint against Defendants Joe E. Kiani, Steven J. Barker, M.D., Ph.D., H. Michael Cohen, Sanford Fitch, Thomas Harkin, Jack Lasersohn, Adam P. Mikkelson, Craig B. Reynolds, Julie A. Shimer Ph.D. (collectively, the “Director

Defendants”) and Masimo Corporation (“Masimo” or the “Company” and, together with the Director Defendants, the “Defendants”).

NATURE OF THE ACTION

1. This action—commenced by Politan and joined by CalSTRS— challenges the invalid and illegal employment agreement (as amended, the “Employment Agreement”) of Masimo’s Chairman and Chief Executive Officer (“CEO”) Joe Kiani, which is unmatched in its overreach. As a recognized expert in executive compensation put it, the Employment Agreement is “the most egregious and problematic that I have ever seen or believe exists in the United States.”
2. The Employment Agreement is the product of Masimo’s dismissive view of corporate governance. According to Director Defendant Michael Cohen, “better governance doesn’t drive better stock price”—a proposition with which Mr. Kiani concurs.1 That attitude resulted in Masimo’s directors abdicating their fiduciary duties by agreeing to an Employment Agreement that erects enormous obstacles to the free exercise of the stockholder franchise and, if left in place, prevents future Masimo boards of directors from exercising independent judgment and fulfilling their fiduciary obligations.

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1 “Q:  Do you believe that good corporate governance leads to enhanced shareholder returns? [Kiani]: Defined by who? Q: By the standards of ISS. [Kiani]: No.”  (Kiani Tr. at 168:1–5.)

3. Numerous aspects of the Employment Agreement, alone or in combination, violate Delaware statutory law and public policy by stripping Masimo’s Board of Directors (the “Board”) of its authority and disenfranchising Masimo stockholders. The Employment Agreement, among other things:

•
Obligates Masimo to make massive payments to Mr. Kiani, including—in addition to accelerated salary, bonus, unvested stock options, and equity awards—restricted stock units (“RSUs”) equal to 5% of the Company’s outstanding shares and $35 million in cash (together, the “Special Payment”) upon the occurrence of certain events;

•
Entitles Mr. Kiani to receive the Special Payment if more than one-third of the Board is voted out of office over a 24-month period (which can span three election cycles)[2], even if there is no change to his title, responsibilities, duties or authority (the “Director Change in Control Provision” or “DCCP”);

•
Contains a strict single trigger for the Special Payment triggered by the DCCP pursuant to which Mr. Kiani is immediately unconditionally entitled to the payment irrespective of whether he chooses to leave or stay (the “Single Trigger”);

•	Includes a dead hand provision (the “Dead Hand Provision”) that irrevocably eliminates the Board’s

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2 In 2023, Masimo’s annual meeting will be held on June 26th. Should the 2025 meeting be held earlier than June 26th—a distinct possibility given that Masimo commonly holds its annual meeting in May—then three elections will occur within 24 months. Moreover, given that stockholders generally do not know the annual meeting date when they must decide whether to nominate, any stockholder wishing to nominate candidates in 2025 must simply roll the dice and hope that the nomination does not risk triggering a half billion dollar payment to Mr. Kiani.

authority to disable the DCCP for any new director whose “initial assumption of office is in connection with an actual or threatened election contest”;
•
Allows Mr. Kiani to terminate his employment and receive the Special Payment if he ceases to serve as both Masimo’s Chairman and CEO (the “Chairman Provision”). Given that Mr. Kiani is the only director up for election at the 2024 annual meeting, stockholders cannot vote for anyone but Mr. Kiani in order to avoid triggering the Special Payment, despite the vote not impacting Mr. Kiani’s ability to remain CEO;

•	Entitles Mr. Kiani to terminate his employment and receive the Special Payment if the Board appoints a lead independent director (the “Lead Independent Director Provision”);
•
Automatically renews every year, has no expiration date, and nonrenewal by the Board entitles Mr. Kiani to terminate his employment and receive the Special Payment (the “Automatic Renewal Provision”), thereby effectively eliminating the Board’s control over the CEO; and

•
Requires a vote of 75% of the entire membership of the Board to terminate Mr. Kiani for cause, meaning that, excluding Mr. Kiani, any such vote must be unanimous (the “Unanimous Termination Provision”).

4. At the outset, the sheer size of the Special Payment is shocking—on an absolute basis, as of year-end 2021, Mr. Kiani’s qualifying termination severance entitlement was 40.8 times Masimo’s peer group median and 5.2 times its second highest peer. In fact, it amounted to approximately 400% of Masimo’s earnings and was in the 99.9th percentile of all US public companies.

5. Based on a comparison across all 2022 proxy statements, only one other company has a larger special qualifying termination severance entitlement, and that entitlement has a double trigger and is dependent upon a sale of the company. Even after adjusting down the size of the Special Payment for Masimo’s decline in stock price following the poorly-received acquisition of Sound United, LLC (“Sound United”) and not adjusting down any other company, the Special Payment remains in the 99.8th percentile.
6. Certain of the egregious provisions contained in the Employment Agreement are unique to Masimo. For instance, it appears that no other public company in the United States has a Lead Independent Director Provision. And, as a recognized expert in executive compensation observed, while certain individual aspects of Mr. Kiani’s Employment Agreement may exist in certain employment agreements at other companies, “the combined effect of these provisions coexisting in one agreement is stunning.”
7. Even more troubling, the Board implemented many of the offensive provisions in Mr. Kiani’s Employment Agreement only months after the Company had entered into a May 2015 settlement of a derivative suit brought by a Masimo stockholder challenging certain aspects of Mr. Kiani’s compensation and Masimo’s compensation practices. Ausikaitis v. Kiani, et al., No. 1:12-cv-01175-

SLR (D. Del.). The terms of that settlement required Masimo to implement governance changes to the Board and the Compensation Committee and adhere to its compensation policies. It did no such thing.
8. Less than six months later, the Board breached its fiduciary duties by approving the 2015 Employment Agreement,3 which, in effect, gave Mr. Kiani control over the Company, while at the same time entrenching the incumbent directors in office. Mr. Kiani himself admitted that he requested certain provisions in the 2015 Employment Agreement to prevent a situation where “one or two” new Board members could be “disruptive” to his agenda.4
9. In the event the DCCP was triggered (or the Chairman, Lead Independent Director, or Automatic Renewal Provisions were triggered and Mr. Kiani elected to terminate his employment), Mr. Kiani would be entitled to the Special Payment, regardless of Masimo’s market capitalization; the 2015

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3 “2015 Employment Agreement” refers to the Employment Agreement as originally adopted on November 4, 2015.
4 “Q: Why change the standard for board composition in connection with your employment agreement discussions? [Kiani]: Well, I had a board that I had known .… But at one point, when they were pushing me hard to change my agreement, it was done by—really by one person …. So I realized that even one or two board members, when they go kind of on their own issues and become—it becomes disruptive, and I didn’t want to be in an environment where I felt hostility or disruption if that was the case.” (Kiani Tr. at 17:8-18:8.)

Employment Agreement contained no collar, cap or other mechanism by which the Special Payment would be limited.
10. While nothing can excuse the 2015 Board’s breach of fiduciary duty and wasteful assent to the 2015 Employment Agreement’s terms, it at least provided that, starting in January 2018, ten percent of the Special Payment amount would burn off each year (the “Burn-Off Provision”), such that after January 2027 there would be no Special Payment upon an applicable triggering event. But even that minimal protection was short-lived, as the Board eliminated it before it ever came into effect.
11. In July 2017, just six months before the first ten-percent reduction pursuant to the Burn-Off Provision, the Board again breached its fiduciary duties by amending the 2015 Employment Agreement to remove the Burn-Off Provision and failing to replace it with a collar, cap, or any other limitation on the monetary value of the RSU award. Thereafter, the Special Payment would remain at 5% of the Company’s outstanding stock indefinitely.
12. The First Amendment further transferred control of the Company to Mr. Kiani and entrenched the Board in office by (i) doubling the DCCP’s look- back period from 12 months (in the 2015 Employment Agreement) to 24 months, and (ii) creating the strict single trigger by eliminating the requirement that Mr. Kiani terminate his employment to receive the Special Payment after the DCCP was triggered, thereby allowing him to stay as Chairman & CEO and still be unconditionally entitled to the Special Payment.
13. Then, in January 2022, the Board again breached its fiduciary duties by further amending the 2015 Employment Agreement to provide, in exchange for no consideration from Mr. Kiani, that the RSU award would immediately vest upon Mr. Kiani’s death or disability and by failing to take any action to amend or renegotiate the terms of the 2015 Employment Agreement, even though the value of the Special Payment at that time was nearly one billion dollars (the “Second Amendment”).
14. As further evidence of the Board’s abdication of its oversight role, Mr. Cohen, a member of the Compensation Committee for nearly two years at the time of his deposition—and for over nine months at the time of the Second Amendment—testified that he has still not ever even reviewed Mr. Kiani’s compensation agreement.5

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5 “Q: … Have you ever reviewed this provision in Mr. Kiani’s employment agreement before? [Cohen]: No. Nor was I part of the committee or the board at this time. Q: And since—but in any capacity on the board, you have not reviewed Mr. Kiani’s employment agreement? [Cohen]: Correct.” (Cohen Tr. at 313:13-22.)
(Continued . . .)

15. The preclusive and entrenching nature of the Employment Agreement is obvious. Indeed, one of Masimo’s current directors, Director Defendant Adam Mikkelson, testified under oath that the risk of triggering the Special Payment was a “very scary prospect for me in that it’s a lot of shares and a lot of dollars.” (Mikkelson Tr. at 368:11-14 (emphasis added).) The consequences of triggering the Special Payment were so severe that Mr. Mikkelson viewed the Employment Agreement, standing alone, as “a sufficient poison pill.” (Id. at 62:19- 24 (emphasis added).)
16. Nevertheless, when faced with the prospect that the DCCP might actually be triggered by a stockholder’s potential nomination of two candidates for election to the Board, the Board opted to abdicate its fiduciary duties and instead rushed to adopt both a poison pill and preclusive advance notice bylaws to further thwart the free exercise of the stockholder franchise. As Mr. Mikkelson admitted, it was Politan expressing a desire for “two board seats,” which would potentially trigger the DCCP, that was “one of the biggest pieces why that risk-reward balance for me was finally tipped in favor of adopting those bylaws, despite me believing

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In fact, despite having joined the Compensation Committee nearly two years earlier (on April 1, 2021), Mr. Cohen believed he had only “recently” joined at some point “in the last year.” (Cohen Tr. at 311: 9-15.)

there was—that they were difficult to comply with, but not impossible.” (Mikkelson Tr. at 62:19-63:6 (emphasis added).)
17. Specifically, in September 2022, Politan expressed an interest in obtaining representation on Masimo’s Board. Just one week later, in an effort to prevent Politan from engaging in a proxy contest—which the Board believed it would lose6—the Board brazenly adopted what were perhaps the most preclusive advance notice bylaws in Delaware history (the “Third Amended Bylaws”). The Third Amended Bylaws were designed to make it extremely difficult and burdensome—if not outright impossible—for Politan, or any other investment fund stockholder, to nominate directors for election to the Board, thereby disenfranchising them.
18. Following the Board’s adoption of the preclusive Third Amended Bylaws, Politan’s counsel requested that—in addition to repealing the Third Amended Bylaws—the Board take action to disable, amend, or waive the DCCP. The Board refused to do so, instead responding that the directors other than

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6 Mr. Kiani: “We’re likely to lose the proxy fight [with Politan], I thought.” (Kiani Tr. at 172:7-10.) Mr. Mikkelson: “Q: You also said that you assume that Politan might win a proxy contest. [Mikkelson]: Yeah, I did say that at some point.” (Mikkelson Tr. at 499:14-16.) Dr. Shimer: “[T]here would likely be a proxy contest …. Oh, and we’d likely lose, but there would be a proxy contest.” (Shimer Tr. at 141:14-16.)

Mr. Kiani (the “Outside Directors”) could not unilaterally waive, terminate, or amend the DCCP.
19. Further demonstrating Mr. Kiani’s grip on the Board, neither the Company nor the Outside Directors engaged independent counsel to advise them as to their rights and obligations in connection with responding to Politan’s request. Instead, the Board’s four Outside Directors chose to continue to be advised by the same hopelessly-conflicted legal counsel advising Mr. Kiani, even though Mr. Kiani stood to reap a half billion dollar windfall from the Company if the DCCP were triggered, thereby pitting Mr. Kiani’s self-interest against Masimo’s best interests.
20. Emblematic of the Masimo directors’ misplaced loyalties, the Board did not: (i) meet to discuss Politan’s request, either at the time Politan made it or during the four months thereafter, (ii) consider creating an independent special committee to evaluate the request, (iii) consider whether it could avoid triggering the DCCP by expanding the Board and appointing two Politan nominees when Politan first requested representation at the September 2, 2022 meeting, (iv) explore the possibility of amending the Employment Agreement, (v) treat the DCCP as the void provision that it is, or even (vi) request that Mr. Kiani waive the DCCP.

21. After Politan commenced this action and Masimo further amended its bylaws, the Current Directors7 moved to dismiss Politan’s claim challenging the Employment Agreement and pressed for a decision before trial was scheduled to commence on Tuesday, February 14, 2023.
22. On Friday, February 3, 2023, the Court denied the Current Directors’ motion. In doing so, the Court held that it was “reasonably conceivable that the [DCCP], and the termination rights it triggers, preclude the board from exercising its statutory and fiduciary duties to manage the corporation in the best interests of the corporation and its stockholders, and thus amounts to abdication, ultra vires, and/or some form of waste.” (Feb. 3, 2023 Hearing Tr. at 180:23-181:6.) The Court further examined the DCCP and the other problematic provisions of the Employment Agreement and concluded that there was a “lack of clarity of what the purpose of all this would be absent an intent to impact the stockholder franchise for the nomination of directors in connection with an election contest.” (Id. at 182:14- 17.)
23. Indeed, the Court noted that while the Employment Agreement’s terms are “at least in some ways reminiscent of the type of extraordinary measures

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7 The “Current Directors” are Joe E. Kiani, H. Michael Cohen, Adam P. Mikkelson, Julie A. Shimer, Ph.D., and Craig B. Reynolds.

that corporations considered potentially resorting to in the early ‘80s before the creation and wide-spread adoption of the shareholder rights plan. … I’m not sure that for a lot of these provisions, and certainly for them together, … there really is a parallel.” (Id. at 184:9-185:7.)
24. Following the Court’s Friday afternoon decision, Masimo and the Current Directors scrambled during the weekend to find a way to salvage Mr. Kiani’s Employment Agreement. Within approximately 48 hours of the Court’s ruling, the Current Directors showed their true colors by repealing the Bylaw Amendments (the “Fifth Amended Bylaws”), despite having spent the previous several months vociferously defending them to the Court. In addition, Mr. Kiani agreed to waive the DCCP as to all stockholders for the 2023 annual meeting (the “Limited DCCP Waiver”), conditioned upon an adjournment of trial until September 2023.
25. The reason for seeking to adjourn the trial was plain: As Defendants’ counsel acknowledged, if the issue of the DCCP’s facial invalidity were submitted to the Court for resolution as a matter of law, Defendants likely would lose.8 Thus, Defendants sought more time to try to build a more favorable factual record.
26. Notably, when seeking to buy himself more time to defend his Employment Agreement, Mr. Kiani structured the Limited DCCP Waiver to ensure that he and the other incumbent directors would maintain their grip on power. Notwithstanding that Politan requested that the waiver be unconditional, the Limited DCCP Waiver expressly provides that any two directors who are elected in lieu of two of the Company’s current directors (the “Exception Directors”) will not be considered continuing directors going forward for purposes of the Employment Agreement. Thus, the Exception Directors will not be permitted to vote to approve any additional directors who might join the Board during the next 24 months (a period that can span three election cycles), thereby creating an entirely new class of directors not authorized by the Company’s certificate of incorporation in violation of Delaware law.

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8 “What we proposed was that the issue of the question of void or voidness be submitted to Your Honor for a decision based upon facial validity or invalidity as a matter of law. … It could be done so immediately for a resolution as a matter of law, and then the loser—I suspect it may be us—will be in a position of taking that on an expedited appeal to the Supreme Court…” (Feb. 6, 2023 Hearing Tr. at 4:18-5:4 (emphasis added).)

27. If the Limited DCCP Waiver is valid as structured and Politan (or another stockholder) succeeds in electing one or more candidates to the Board in 2023, then a defeat of Mr. Kiani in 2024 or a defeat of incumbent directors in 2025 (if the 2025 annual meeting is held before the second anniversary of the 2023 annual meeting) would trigger the DCCP and permit Mr. Kiani to remain as CEO and be unconditionally entitled to the Special Payment.
28. Separate and apart from the DCCP, the Chairman Provision also effectively halts the free exercise of the stockholder franchise at next year’s annual meeting. Mr. Kiani is the only director up for re-election in 2024. If he is not re- elected, then he would no longer be Chairman (even though he would remain CEO) and could elect to terminate his employment and receive the Special Payment under the Chairman Provision.
29. As such, regardless of whether Politan (or any other stockholder) succeeds in electing candidates to Masimo’s Board in 2023, stockholders will be forced to vote on Mr. Kiani’s re-election with the Sword of Damocles—in the form of a potential half billion dollar payment to Mr. Kiani if the stockholder vote triggers the DCCP or the Chairman Provision—hanging over their heads.
30. In sum, the Employment Agreement is either void or voidable as against Delaware statutory law and public policy and constitutes waste. The Board’s desire to retain Mr. Kiani did not justify adopting the panoply of provisions contained in the Employment Agreement, which impose an uncapped tax on the stockholder franchise and exert dead hand control over the actions of all future Boards. The right to nominate and elect directors who may oppose Mr. Kiani’s wishes is a fundamental right that belongs exclusively to Masimo’s stockholders. The Board breached its fiduciary duties by bartering away those rights (which do not belong to it) based on a thinly-veiled excuse that it was necessary to do so in order to retain Mr. Kiani as Masimo’s CEO and Chairman.
JURISDICTION AND VENUE
31. This Court has jurisdiction over this action pursuant to 8 Del. C. § 111 and 10 Del. C. § 341.
32. As directors of a Delaware corporation, the Director Defendants have consented to the jurisdiction of this Court pursuant to 10 Del. C. § 3114.
THE PARTIES
Politan Capital Management
33. Plaintiff Politan Capital Management LP is a Delaware limited partnership and an investment advisor to the funds it manages. Politan, together with certain affiliates, beneficially owns 4,739,963 shares of Masimo common stock, representing approximately 9.02% of Masimo’s outstanding common shares.

34. Plaintiff Politan Capital NY LLC is a New York limited liability company and the record owner of 1,000 shares of Masimo common stock.
35. Politan was founded in 2021 by Quentin Koffey. Mr. Koffey has been described as a “veteran activist” who seeks “high quality but underperforming businesses where there is a clear fix and a clear pathway to implement that fix” and “prefers to work privately with management before releasing public letters critiquing companies or pursing proxy fights” in presentations prepared for Masimo’s management by Morgan Stanley, Goldman Sachs, and others in August 2022. (MASI_0000004332; see also MASI_0000003161; MASI_0000003604.) That approach has “creat[ed] significant value for shareholders.”9
36. Politan has relayed to Masimo, both in a meeting and in correspondence, that Politan is “focused on long-term value creation and open- minded to the strategic initiatives [Masimo] announced.” (MASI_0000002821.) Politan also made clear that it is focused on the appropriate functioning of a board of directors to provide oversight and accountability.

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9 Kenneth Squire, How activist investor Politan Capital can raise profitability and bring fresh perspectives to Centene, https://www.cnbc.com/2021/11/13/how- activist-investor-politan-capital-can-raise-profitability-at- centene.html#:~:text=Politan’s%20style%20is%20to%20amicably,do%20not%20s eek%20proxy%20fights.

California State Teachers’ Retirement System
37. CalSTRS is the largest teachers’ retirement system and second largest state public pension fund in the nation. As a fiduciary for its members and beneficiaries, CalSTRS has a responsibility to create long-term value and a secure retirement for more than one million public educators. CalSTRS has a proven track record of successfully using proxy voting and engagement to mitigate risk and enhance the long-term value of the companies in which it invests. CalSTRS uses its influence to promote long-term sustainable business practices and public policies, and engages with publicly traded companies in order to support long-term value creation as well as mitigate risk to its portfolio and the financial market as a whole.
38. CalSTRS believes an essential part of managing its portfolio is an attention to good corporate governance. It sees good corporate governance practices as a way to both add value and mitigate risk in its portfolio.
39. As of January 31, 2023, the market value of CalSTRS’ investment portfolio was approximately $311.5 billion. CalSTRS has been a continuous Masimo stockholder since well before the November 4, 2015 adoption of Mr. Kiani’s Employment Agreement.

Masimo Corporation
40. Founded in 1989, Defendant Masimo Corporation is a Delaware corporation with its headquarters and principal place of business in Irvine, California. Masimo is a supplier of various medical technologies, including pulse-oximetry monitoring technologies to hospitals—accounting for more than 90% of its revenues prior to the acquisition of Sound United.
The Director Defendants
41. Defendant Joe E. Kiani is Masimo’s founder. Mr. Kiani has served as a director of Masimo and as Masimo’s CEO and Chairman of the Board since the Company’s formation in 1989.
42. Defendant Steven J. Barker, M.D., Ph.D., served as a director of Masimo from October 2005 to May 2020.
43. Defendant H. Michael Cohen has served as a director of Masimo since 2018.
44. Defendant Sanford Fitch served as a director of Masimo from November 2006 to May 2020.
45. Defendant Thomas Harkin served as a director of Masimo from December 2015 to February 2021.

46. Defendant Jack Lasersohn served as a director of Masimo from January 1995 to April 2016.
47. Defendant Adam P. Mikkelson has served as a director of Masimo since 2016. Mr. Mikkelson is an investment manager at Camber Capital Management, LLC, a healthcare-focused investment fund.
48. Defendant Craig B. Reynolds has served as a director of Masimo since 2014.
49. Defendant Julie A. Shimer, Ph.D. has served as a director of Masimo since 2019.
50. Joe E. Kiani, Steven J. Barker, M.D., Ph.D, Sanford Fitch, Jack Lasersohn, and Craig B. Reynolds are referred to collectively herein as the “2015 Directors.”
51. Joe E. Kiani, Steven J. Barker, M.D., Ph.D, Sanford Fitch, Thomas Harkin, and Adam P. Mikkelson, and Craig B. Reynolds are referred to collectively herein as the “2017 Directors.”
FACTUAL BACKGROUND
A. Masimo’s Disregard for Good Corporate Governance
52. Masimo is well-known for its poor corporate governance, which stems from, among other things, Masimo’s (i) unusual and problematic Board structure, (ii) dismal executive compensation record, and (iii) improper payments that benefit Mr. Kiani personally.
53. That reputation is not surprising, given the Board’s strikingly dismissive approach to the very idea of good corporate governance. For instance, Mr. Cohen insisted that “better governance doesn’t drive better stock price.” (Cohen Tr. at 240:22-23.)
54. Mr. Kiani agreed with Mr. Cohen that “good corporate governance” does not lead to “enhanced shareholder returns.” In addition, Mr. Kiani admitted that Masimo does not have a good reputation for corporate governance and suggested that the very idea of good corporate governance is a scheme concocted by Institutional Shareholder Services (“ISS”) to generate consulting fees.
55. Specifically, in response to a question about whether he thinks Masimo has a good corporate governance reputation, Mr. Kiani testified:
No, we don’t because ISS and the way people want to put everyone on that mediocre slot. I mean, a lot of the things ISS says this or that about, I disagree with. I think—I think they are a problem. They’re part of a problem in our society.
And when they began … what do they say? We’re going to go set this thing up, but the real money isn’t going to come from the Fidelitys of the world. It’s going to come from Masimos of the world that’ll pay us consulting fees to get the votes they need.
(Kiani Tr. at 165:3-14.)

56. Indeed, Masimo’s Board, under Mr. Kiani’s leadership, actively and aggressively rejects input from stockholders. For example, Mr. Kiani rarely, if ever, meets with stockholders and testified that he “declined” previous stockholder requests for meetings. (Id. at 224:14-19.)
57. Similarly, Mr. Cohen testified that, prior to November 2022, he had never met with any stockholder in his capacity as a director, even though he joined the Board in 2018. (Cohen Tr. at 21:6-9.) In fact, the Board refused to meet with Politan because it “never meet[s] with shareholders” and did not see a reason to “make an exception.” (Kiani Tr. at 148:17-21.)
58. Even when stockholder feedback made its way back to Mr. Kiani, he dismissed concerns raised by large stockholders, claiming that those institutions had a short term focus.10 In fact, Mr. Kiani appears to believe that Masimo’s largest stockholders are involved in a vast, hidden conspiracy to undermine the company:   “I don’t know  what  they’re doing.   Maybe BlackRock

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10 Mr. Kiani testified: “[BlackRock’s] long-term is three to four years, and its valued year to year. … I started trying to understand why are these people reacting like this? ... So even a BlackRock that might be in a stock for 10, 20 years, it’s a year-to-year evaluation, whether they’re going to stay in it or not. That’s my understanding— Black Rock, Fidelity, every investor. No one looks at it the way I do….” (Kiani Tr. at 160:1-22.) As well, Mr. Kiani testified that Politan only cared about cutting costs: “[Koffey] thinks that all that we should be doing is pulse oximetry, and with it, he would get great operating margins and EPS. He’s right. He would, instantly.” (Id. at 193:3-6.)

purposely sank our stock just to purchase it and make more money that way. I don’t know.”11
59. Mr. Kiani and the Board’s dismissive, critical, and even at times hostile view of stockholders is exemplified in how they perceived Politan. Despite multiple experienced financial advisors, such as Morgan Stanley and Goldman Sachs, describing Mr. Koffey as a “veteran activist” with whom they had extensive experience, the Board hired a private investigator to go beyond public records searches and to investigate Mr. Koffey as well as other Politan employees personally, including their family members. The investigator’s report found Mr. Koffey had a “reputation of engaging constructively with public companies,” a “reputation as a ‘behind the scenes’ activist,” and that the last time Mr. Koffey nominated directors “86 percent of shareholders voted to support” his nominees. (MASI_0000009830.) Yet, these findings did not stop Mr. Kiani and the Board from repeatedly, publicly insisting  Mr. Koffey might have  ill  intentions  at  odds  with

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11 In context, Mr. Kiani testified: “We’re likely to lose the proxy fight, I thought. … Q: Why did you think you were likely to lose a proxy fight? [Kiani]: Because I think [Koffey is] right. I think he’s got the shareholders. … BlackRock and Fidelity who owned the biggest chunks of our company. The investment funds that are being run by employees [institutional investors], they view things differently … I think they’re just trying to make a point. I don’t know what they’re doing. But maybe Black Rock purposely sank our stock just to repurchase it again and make more money that way. I don’t know.” (Kiani Tr. at 172:9-173:8.)

Masimo’s interests and that Politan was a “Trojan Horse” funded by Chinese entities seeking to steal Masimo’s intellectual property or by Apple to gain an advantage in its ongoing litigation with Masimo.12
60. Although Mr. Kiani and the Board dismiss the concept that good corporate governance leads to better stock performance, it is not as though their stewardship has proven the concept false. Masimo’s total stockholder return has significantly underperformed both its peers and the S&P 500 on a trailing one-, three-, and five-year basis—the standard time-frames and metric used by ISS to evaluate a company’s (and therefore its board’s) performance.
61. The following chart reflects Masimo’s historical stock price performance as of the date of Politan’s Schedule 13D filing on August 16, 2022 compared to its peer companies and relevant indices.13

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12 Examples of Defendants’ accusations of Politan’s alleged ill intentions include: (i) the allegation in Masimo’s Counterclaim that “the fact that Politan has ‘sovereign entities’ as investors is particularly concerning, given that there are a number of sovereign entities that do not respect—and have attempted to steal—intellectual property belonging to U.S. companies” (Counterclaim ¶ 12); and (ii) Mr. Kiani’s testimony that “what the board was worried about is that if Politan was working at the behest of Apple or Foxconn” (Kiani Tr. at 78:5-9).
13 Peer companies are those selected by Masimo in its proxy statement for this year’s annual meeting, as well as those selected as peers by Bloomberg. “Proxy Peers with Same Growth Profile” are those proxy peers with a three-year forward revenue compound annual growth rate (CAGR) greater than 10%.

		1 Year	3 Years	5 Years
Masimo stock performance vs:	US Medical Device ETF	(27%)	(32%)	(19%)
	NASDAQ	(29%)	(66%)	(30%)
	S&P 500 INDEX	(37%)	(51%)	(3%)
	Proxy Peers	(21%)	(19%)	(19%)
	Proxy Peers with Same Growth Profile Bloomberg Peers	(26%)	(41%)	(69%)
	Bloomberg Peers	(66%)	(123%)	(14%)

1. Masimo’s Problematic Board Structure
62. Masimo’s Board is small—only five members—and staggered, and Mr. Kiani serves as both the Chairman and CEO. The Board lacks even a lead independent director—and it cannot appoint a lead independent director or independent chair without potentially triggering massive payments to Mr. Kiani. Indeed, Director Defendant Reynolds testified that the prospect of appointing a lead independent director came up only once, and any further discussion was quashed when Mr. Kiani responded by raising the prospect of renegotiating his Employment Agreement.14
63. Masimo touts that structure in its “corporate governance guidelines,” which provide that “except in unusual circumstances, the positions of

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14 Mr. Reynolds testified that appointing a lead independent director “came up once, and Joe said…That’s fine, but we would have to look at other areas of my contract. We listened to that, and that was the end of the discussion.” (Reynolds Tr. at 143:6- 12.)

Chairman of our Board and CEO will be held by the same person.”15 Indeed, Mr. Kiani testified that he believes: “Everyone should know who to follow, who to listen to. So while I am CEO of the Company ... I need to be Chairman. I don’t want to have a lead director because I think it gets in the way .… Some people may disagree with me. But if anyone does, they can fire me.”16 (Kiani Tr. at 42:13-17.)
64. The combination of a staggered board and no independent chair or lead independent director is highly unusual—only 3% of the companies in the Russell 3000 Index (the “Russell 3000”) share all three features.
65. Numerous large, long-term stockholders have raised concerns with Masimo about the size and structure of its Board. For instance, one of Masimo’s largest stockholders expressed its view to members of Masimo’s Board and management team that Masimo’s board size was “unusually small” and “a board size of seven people would have been better.” (Kammerman HC Tr. at 174:11- 175:2.) Another one of Masimo’s largest stockholders similarly criticized Masimo’s “governance practices including board size [and] board composition.” (Id. at

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15 Masimo, Proxy Statement (Form 14A) (Apr. 4, 2022), at 26.
16 Mr. Kiani also testified that he believes “meddling [in] every little thing in a company, isn’t a board’s job. Their job is to hire a great CEO.” (Kiani Tr. at 43:20- 22.)

180:19-24.) And, independent directors acknowledged widespread stockholder concern on these issues.17
66. Yet another of Masimo’s largest stockholders wrote to Director Defendant Julie Shimer, the Chair of Masimo’s Nominating, Compliance and Corporate Governance Committee, to express its “concerns regarding a lack of independent board leadership.” (MASI_0000008192.) The stockholder explained that “an independent chair would be better able to oversee management and set an agenda aligned with shareholder interests without conflicts of interest that an executive or insider director might encounter” and that, where the chair is not independent, “it is best practice to appoint a lead independent director.” That stockholder also expressed concern with Masimo’s staggered Board. (Id.)
67. Stockholders have shown their dissatisfaction with the Board at the ballot box as well—a significant contingent has refused to support the re-election of incumbent Board members, even though such withhold votes are little more than protest votes given that the Board members were unopposed.

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17 Specifically, Mr. Cohen agreed that “[t]here had been criticisms of Masimo’s corporate governance in terms of its failed say on pay votes, in terms of its director withhold votes, in terms of its market performance” (Cohen Tr. at 133:8-17), and Dr. Shimer testified that “[s]ome investors have felt that Masimo might benefit from having a larger board, from having a lead director” (Shimer Tr. at 38:7-10).

68. From 2011 through 2022, Masimo’s directors ranked in the bottom quartile of all Russell 3000 companies in terms of votes protesting their election (“withhold votes”). At the last annual meeting in 2022, Masimo’s two directors received withhold votes from 20% and 30% of the voting stock, respectively, placing them in the bottom 6th and 3rd percentile of all Russell 3000 directors. Indeed, only twice in the past decade has even a single Masimo independent director done better than the bottom 33rd percentile. Mr. Kiani has, on average, been in the bottom 25th percentile during the last decade.
2. Masimo’s Excessive Executive Compensation and Perks
69. Masimo has ranked in the bottom 0.1% of the entire Russell 3000 for “Say-on-Pay” since 2011 (when US companies were first required to hold advisory, non-binding votes at their annual meetings to approve the compensation of their named executive officers). In six of the last twelve years, Masimo failed this vote. Remarkably, only three other companies in the Russell 3000 had as many failures in their Say-on-Pay votes during that period.
70. Even in the years that Masimo did not fail Say-on-Pay (2017 through 2021), stockholder support was anemic relative to the Russell 3000, never exceeding the 20th percentile and averaging the bottom 14th percentile. Such poor performance even in the years when Masimo’s Say-on-Pay passed is all the more stunning given that Mr. Kiani owned, on average, approximately 10% of Masimo’s stock in each of those years and presumably voted in favor of his own compensation.
71. Excluding Mr. Kiani’s ownership, Masimo was in the bottom 11th percentile of all Russell 3000 companies in the years it passed Say-on-Pay. Rather than taking note of the low approval ratings and listening to stockholders, Masimo’s directors and management refer to these years as “winning” Say-on-Pay and as evidence that nothing needed to change. (See Shimer Tr. at 60:8-13; Young Tr. at 90:22-25.)
72. Masimo failed its Say-on-Pay vote again in 2022, with nearly 58% of stockholders, excluding Mr. Kiani, voting against.
73. Part of the reason Masimo’s stockholders have expressed such strong disapproval of its executive compensation is the sheer excess of the compensation Masimo pays to Mr. Kiani. In 2020 and 2021, for example, Mr. Kiani’s total compensation—excluding any value attributable to potential Special Payments—was approximately three to nearly four times median Russell 3000 CEO compensation, as calculated by ISS. Mr. Kiani’s total compensation as a percentage of Masimo’s sales was approximately four times the median for Russell 3000 companies during that same time period.

74. Yet despite stockholder criticism, weak Say-on-Pay results, and compensation wildly in excess of peers, Mr. Kiani wanted more. Around January 2022, when the Board was considering the Second Amendment, Mr. Kiani requested he “get large sums of stock upon certain stock prices, kind of like the Elon Musk deal with Tesla.” (Kiani Tr. at 138:18-22.)
75. Over the years, the Board also has approved excessive perks for Mr. Kiani, including nearly a million dollars for private security services for him and his family at his personal residence or other non-Masimo facilities that were unrelated to Masimo’s business. Those payments drew scrutiny by ISS, which noted: “The company provided a large security-related perquisite to CEO Kiani. The amount of compensation related to this perquisite, which in 2021 was provided by only 2 percent of companies in the Russell 3000 Index, significantly exceeded the index median.”
76. Indeed, in September 2012, a Masimo stockholder filed a derivative action in federal court challenging the Board’s award of stock options to Mr. Kiani and other directors and officers in violation of the Company’s compensation policies. Ausikaitis, No. 1:12-cv-01175-SLR. The plaintiff in Ausikaitis alleged that, even though Masimo’s Executive Officer Compensation Policy (the “Policy”) provided for annual grants to Mr. Kiani of 100,000 stock options, Masimo issued Mr. Kiani 1.5 million stock options over the four-year period from 2008 through 2011—more than three times the amount permitted under the Policy. See Ausikaitis, First Am. Verified Stockholder Complaint, ¶¶ 12, 40-42 (filed July 1, 2014).
77. Much of the record in the Ausikaitis action remains under seal.  However, the parties resolved the Ausikaitis action in May 2015 pursuant to a settlement agreement that required “Masimo, the Board, and the committees thereof (as appropriate)” to implement certain corporate governance measures. (Exhibit A, Ausikaitis Settlement Agreement, § 2.1.) Among other things, Masimo was required to (i) increase the size of its Board to seven members for at least five years, (ii) engage a third party to review the process by which “stock option and other equity award grants are made and delivered,” and (iii) “comply at all times with any applicable Masimo compensation plan.” (Id. at Ex. A, ¶¶ g, h, l.)
78. Masimo’s Board did not comply with the terms of the Ausikaitis settlement—the Board had six or fewer members until Mr. Cohen joined in August 2018. And almost immediately after the five-year period elapsed, Masimo again decreased the size of its Board to only five members.

3. Improper Payments That Benefit Mr. Kiani Personally
79. In addition, the Company makes millions of dollars in payments to entities associated with Mr. Kiani, which serve no legitimate corporate purpose.
80. Masimo makes cash contributions to the Masimo Foundation for Ethics, Innovation, and Competition in Healthcare (the “Masimo Foundation”), a non-profit organization at which Mr. Kiani is the Chairman, his wife is a director, and his sister was a director until recently (and for at least five years)—collectively the three family members comprised a majority of the board. Masimo has contributed over $30 million to the Masimo Foundation since its inception in 2010, and the Masimo Foundation regularly uses a substantial portion of those funds to make contributions to politicians and their foundations at the direction of Mr. Kiani and his family members, which, upon information and belief, provides personal benefits to Mr. Kiani to present himself as a benefactor for causes he personally believes in but are unrelated to Masimo.
81. For instance, in its last four annual public tax returns, the Masimo Foundation reported making nearly $6.4 million in contributions to organizations associated with Presidents Carter, Clinton, Obama, and Biden for “general support”—approximately 50% of the grants and contributions the Masimo

Foundation made during that period. The Masimo Foundation has donated nearly $8.5 million to those organizations since its founding.
82. The Masimo Foundation also has donated millions of dollars to Chapman University (where Mr. Kiani has been a Trustee and where he is a member of the President’s Cabinet) and to a number of personal foundations that have no relationship to patient safety or the mission statement of the Masimo Foundation (but are likely connected to Mr. Kiani). Those payments are merely a further example of additional compensation to Mr. Kiani from Masimo that has not been reported as such in Masimo’s executive compensation SEC disclosures.
83. Masimo also makes payments to Cercacor Laboratories, Inc. (“Cercacor”), a separate entity that was spun off from Masimo in 1998. Mr. Kiani is the Chairman and CEO of Cercacor and receives an undisclosed salary and equity compensation in connection with those roles. Mr. Kiani’s ownership of Cercacor is also undisclosed.
84. Multiple Masimo directors testified that, at least prior to this litigation, they did not know how much of Cercacor Mr. Kiani owned. Mr. Mikkelson testified that Mr. Kiani has since told him that he owns 51% of Cercacor. As well, not a single Masimo director could testify to understanding the financial relationship between Cercacor and Masimo or what payments may be due from

Masimo  under a variety of scenarios. (Cohen Tr. at 330:20-335:21; Shimer Tr. 297:17-298:23; Mikkelson Tr. 560:16-563:14.)
85. Pursuant to a cross-licensing agreement between Masimo and Cercacor related to certain intellectual property (the “CLA”), Masimo is obligated to make minimum royalty payments of $5 million per year to Cercacor. Masimo’s aggregate royalty payment liabilities to Cercacor were approximately $13.5 million, $13.3 million, and $12.1 million, for the years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively.
86. In addition, the CLA includes change in control provisions that are triggered if Mr. Kiani ceases to be the CEO of Masimo or if non-affiliates directly or indirectly gain 50% or more of Masimo’s voting shares. (CLA § 1.4.)
87. Upon such a change in control, Masimo is obligated to, among other things, pay Cercacor substantially increased aggregate minimum royalties, as well as specified minimum royalty fees per product. (Id. §§ 5.4(g), 5.6.) Instead of the current $5 million annual minimum, Masimo would be obligated to pay an aggregate minimum royalty of $17 million per year, regardless of the amount of underlying sales of the licensed products, as well as a one-time $2.5 million payment. (See id.)

88. The change in control provision in the CLA serves no legitimate corporate purpose and is solely intended to entrench Mr. Kiani in office.
89. Masimo also makes payments to a company founded by Mr. Kiani called Like Minded Media Ventures (“LMMV”), at which Mr. Kiani continues to serve as a director. Masimo describes LMMV in SEC filings as a “team of storytellers that create content focused in the areas of true stories, social causes and science.” Masimo pays LMMV and certain of its subsidiaries hundreds of thousands of dollars for “audiovisual production services promoting brand awareness,” software development, and certain patents.
90. Additionally, Mr. Kiani appears to invest Masimo’s cash balances as though they were his personal assets. For example, Masimo invests an undisclosed amount of cash in Cota Capital based on a personal friendship between Mr. Kiani and Cota Capital’s founder, Bobby Yazdani. (Kiani Tr. at 188:15-22.)
4.    The Sound United Transaction Demonstrates That the Market Has Lost Confidence in the Board’s Stewardship of Masimo
91. Long-simmering stockholder discontent with the Board’s inaction in the face of serious corporate governance failures finally boiled over when Masimo announced that it was acquiring Sound United—a consumer audio company that sells speakers and headphones under brands such as Bowers & Wilkins, Denon, and Polk Audio—for approximately $1.025 billion. The Sound United acquisition, which represented a departure by Masimo from its core pulse oximetry business into unrelated consumer audio products, was the final straw for many of Masimo’s stockholders.
92. On February 15, 2022, the day on which Masimo announced the Sound United acquisition, the Company’s stock closed at $228 per share. The following day, the stock fell 37%, to $144 per share. Thus, the market responded to news of a $1.025 billion acquisition by erasing five times that amount— approximately $5.1 billion—from Masimo’s market cap. Masimo’s stock price remains around that same depressed level to this day and restoration of $5.1 billion in market capitalization equates to a 58% increase in Masimo’s current stock price.

93. Such a drop in value is extremely rare, if not unprecedented. To Politan’s knowledge, based on extensive research, never before in the history of United States publicly traded companies has an acquiring company’s market cap declined by more than two times, let alone five times, the purchase price of the acquisition where the acquisition was material (i.e., 5% or more of the acquiring company’s market cap).
94. What otherwise might have been limited to a negative reaction to one transaction instead broke out into a fear that such capital allocation decisions would repeat because the market had lost confidence in proper corporate governance at Masimo and was not confident that Masimo’s Board would adequately restrain management or steward stockholder resources.
95. Masimo stockholders expressed alarm about Masimo’s governance to Eli Kammerman, Masimo’s Vice President of Investor Relations, who testified: “Because once something happens once, people believe that it has a higher than previous chance of happening. Once there’s a precedent, people believe that…the thing may repeat.… There were investors who expressed serious concern over the capital allocation decision and wondered how it could be justified.” (Kammerman HC Tr. at 194:12-195:13.)
B.  Mr. Kiani’s Employment Agreement
96. The Board abdicated its statutory and fiduciary duties and improperly bartered away the stockholder franchise (which does not belong to the Board) when it approved Mr. Kiani’s 2015 Employment Agreement and the amendments thereto, which entrenches the Board in office and vests virtually unchecked control over the Company in Mr. Kiani’s hands.
1. The Prior Employment Agreement
97. Prior to the Board’s approval of the 2015 Employment Agreement, Mr. Kiani’s employment was governed by an Amended and Restated Employment Agreement, dated February 7, 2012 (the “2012 Agreement”). (Exhibit B.)

98. The 2012 Agreement lacked many of the egregious and problematic provisions of the current employment agreement, including the Special Payment, the DCCP, the Single Trigger, the Dead Hand Provision, the Chairman Provision, the Lead Independent Director Provision, and the Automatic Renewal Provision,18 all of which were inserted into the 2015 Employment Agreement and subsequent amendments.
99. The 2012 Agreement defined a “Change in Control” to include:
a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 12-month period immediately preceding such change (together with any other director whose election by the Board … or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office
(Id.§ 9(iii).)

100. Upon a Change in Control, Mr. Kiani's stock options and equity awards would vest, the Company would pay the exercise price of accelerated options, and Mr. Kiani would be entitled to receive a cash severance benefit “equal

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18 While the 2012 Agreement contained an automatic renewal provision, nonrenewal did not result in a Change in Control payment to Mr. Kiani.

to two times the sum of (i) [his] Base Salary at the rate then in effect, and (ii) the average annual bonus paid to [him] during the immediately prior three (3) years.” (Id. § 8.4.) Mr. Kiani also would receive tax gross-ups for withholding and excise taxes.
101. Thus, under the 2012 Agreement, a Change in Control would only occur if a majority of the Board changed over a 12-month period, and even if there was such a change, the Board retained the authority to approve the new directors (i.e., no dead hand) by a majority vote and thereby disable the provision.
102. Moreover, the 2012 Agreement provided that Mr. Kiani had “Good Reason” to terminate his employment if there was any change in his duties or authority or any reduction in his compensation or fringe benefits. (Id. § 7.4.) A termination for Good Reason did not include appointing a lead independent director, Mr. Kiani ceasing to be Chairman, a Change in Control, or non-renewal of Mr. Kiani’s employment contract.
103. Several of the Change in Control benefits provided to Mr. Kiani under the 2012 Agreement were subject to significant stockholder opposition and had become indefensible in a changing executive compensation landscape. In particular, upon a Change in Control, Mr. Kiani was due to receive golden parachute and tax expense reimbursement gross ups and payment by the Company of the taxes on accelerated option income—payouts that had been staunchly criticized by stockholders and proxy advisers for years and were fast becoming extinct as many companies eliminated them. Not surprisingly, Masimo failed Say-on-Pay in each of 2012, 2013, 2014 and 2015 (with votes of 37.7%, 48.2%, 30.1% and 43.5%).19
104. As a practical matter, like many other public companies at the time, Masimo had no choice but to amend or terminate the 2012 Agreement. Yet, unlike other public companies at the time, Masimo amended its agreement to the unprecedented form it has today by bartering away the stockholder franchise.
2.     The Undisclosed Circumstances Under Which Mr. Kiani Forced the 2015 Employment Agreement Through the Board
105. In or around 2013, Mr. Kiani proposed his terms for a new employment agreement. The Board found the proposal egregious and rejected it.
106. Thereafter, Mr. Kiani and the Compensation Committee engaged in protracted negotiations regarding the terms of a new employment agreement, which eventually led to a standstill.

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19 Indeed, Mr. Kiani testified that, in considering changes to his employment agreement, the Compensation Committee of Masimo’s Board (the “Compensation Committee” or the “Committee”) was “concerned with ISS not voting, say yes on pay” and “concerned with the tax law changes that had occurred.” (Kiani Tr. at 16:13-17.)

107. In October 2014, with the negotiations at an impasse, the Board considered a presentation by the Compensation Committee’s executive compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”), which stated that FW Cook “fully support[ed]” the Compensation Committee’s recommendation to deliver a notice of non-renewal of Mr. Kiani’s Employment Agreement. That notice would have terminated Mr. Kiani’s Employment Agreement following the expiration of his employment period unless he negotiated a new agreement on terms acceptable to the Board.
108. Soon after the Board presentation, Mr. Kiani indicated a desire to further negotiate and a willingness to make concessions.
109. On March 18, 2015, following Mr. Kiani’s continued refusal to agree to terms acceptable to the Board, the then-Chair of the Compensation Committee, Robert Coleman, sent Mr. Kiani a letter on behalf of the Committee stating that the Committee intended to once again discuss delivering a notice of non-renewal to Mr. Kiani with the full Board at a meeting scheduled for March 20, 2015. The Compensation Committee attached a form notice of non-renewal to that letter.
110. As set forth in the letter, if a notice of non-renewal had been delivered to Mr. Kiani, Masimo would have had to file a “Form 8-K with respect to this decision.” (MASI_0000006694.)

111. Mr. Kiani retaliated against Compensation Committee Chair Coleman by effectively forcing him off the Board. Mr. Kiani testified that at the March 20, 2015 Board meeting—i.e., the meeting at which the Board was planning to discuss whether to deliver a notice of non-renewal to Mr. Kiani—he shamed Mr. Coleman by openly calling into question Mr. Coleman’s integrity and alleged conflict of interest. (Kiani Tr. at 46:10.)20
112. The purported conflict of interest was, in fact, Mr. Coleman exercising his fiduciary duties by choosing to act in the best interests of Masimo’s stockholders instead of in Mr. Kiani’s best interests. According to Mr. Kiani, Mr. Coleman was “afraid” to support Mr. Kiani’s demands because doing so might jeopardize Mr. Coleman’s board seat. (Id. at 46:2-8.) In other words, Mr. Kiani believed that Mr. Coleman had a conflict of interest because Mr. Coleman was concerned that, if he supported Mr. Kiani’s demands, dissatisfied stockholders would vote him out of an office that he did not want to lose.

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20 “I felt that Mr. Coleman had a conflict of interest and the board needed to know about it .… He just said he’s afraid of doing what he thinks should be done with my agreement because he would lose his board seat … Bob had been the godfather of my son. I was his best man at his wedding. We had a really good relationship … [A]fter I told the full board what he told me one-on-one, after the board meeting, he said to me, ‘I cannot be here anymore because of all the things you said I told you in our one-on-one conversation.’ He was embarrassed about it.” (Kiani Tr. at 58:2-3; 57:5-7; 61:2-6; 57:13-17.)

113. Rather than risk Mr. Coleman acting in the stockholders’ best interests, Mr. Kiani caused Mr. Coleman to leave the Board less than three months later, on June 2, 2015. Only by pressuring Mr. Coleman into leaving the Board and replacing him with a more favorable Board composition was Mr. Kiani ultimately able to force the Employment Agreement through the Board in November 2015.
3. The 2015 Employment Agreement
114. On November 4, 2015, Mr. Kiani entered into the 2015 Employment Agreement with Masimo. (Exhibit C.) The 2015 Employment Agreement made substantial changes to the terms of Mr. Kiani’s employment, virtually all of which were more favorable to Mr. Kiani and worse for Masimo’s stockholders.
115. First, the 2015 Employment Agreement expanded the definition of Good Reason for Mr. Kiani to terminate his employment to include, among other things (i) a Change in Control; (ii) Mr. Kiani ceasing to be both Chairman and CEO of Masimo, and (iii) the appointment of a lead independent director. (Id. § 7.4.)
116. Second, the 2015 Employment Agreement altered the definition of Change in Control such that a change in more than one-third of the Board over a 12-month period would trigger the DCCP and the Board could not vote to disable it where the new directors assumed office “in connection with an actual or threatened election contest.” (Id. § 9(iii).)
117. Specifically, Section 9(iii) provides, in relevant part, that a Change in Control takes place if:
there shall occur a change in the Board in which the individuals who constituted the Board at the beginning of the twelve (12) month period immediately preceding such change cease for any reason to constitute two-thirds or more of the directors then in office. For purposes of this Section 9(iii), a director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation, relating to the election of directors of the Company) whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved will be treated as a member of the Board at the beginning of the twelve (12) month period.
(Id. (emphasis added).)
118. Mr. Kiani testified that he requested the change in the threshold for a Change in Control (i.e. from a majority of the Board to more than one-third) because “one person,” Director Defendant Jack Lasersohn, had been “pushing [him] hard” on his employment agreement, which made him realize that he wanted to prevent a situation in which “even one or two board members” created a “disruptive”

environment for him in the boardroom.21 In other words, Mr. Kiani wanted the ability to prevent new directors from joining the Board who might push back against his agenda.
119. Remarkably, there was “no pushback” from the Board or even “much discussion” about Mr. Kiani’s requested change. (Kiani Tr. at 18:16-19.) The Board simply gave him what he wanted.
120. Third, upon a “Qualifying Termination,” Mr. Kiani would be entitled to receive not just severance and stock options, but also the Special Payment, consisting of (i) 2.7 million RSUs (equivalent to a stunning 5% of the Company) and (ii) a single lump-sum cash payment of $35 million. (Ex. C, § 8.4.)
121. Notably, the Board did not impose a cap, collar or similar limitation on the monetary value of the Special Payment—that is, Mr. Kiani would receive nearly 6% of the Company (including stock options) regardless of Masimo’s market capitalization.

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21 “Q: Why that particular change? Why change the standard for board composition in connection with your employment agreement discussions? [Kiani]: Well, I had  a board that I had known .… But at one point, when they were pushing me hard to change my agreement, it was done by—really by one person .… So I realized that even one or two board members, when they go kind of on their own issues and become—it becomes disruptive, and I didn’t want to be in an environment where I felt hostility or disruption if that was the case.” (Kiani Tr. at 17:12-18:2.)

122. The 2015 Employment Agreement did, however, include the Burn-Off Provision, pursuant to which “270,000 RSUs … shall terminate without the payment of any consideration to [Mr. Kiani], to the extent then unvested, on January 1 of each year, beginning on January 1, 2018” and that “the Cash Payment shall be reduced by three million five-hundred thousand dollars ($3,500,000) on January 1 of each year, beginning on January 1, 2018.” (Id. § 8.4(iii).)
123. Fourth, the 2015 Employment Agreement continued indefinitely; it automatically renewed each year, unless either Mr. Kiani or Masimo provided a notice of non-renewal. (Id. § 3.) Delivery of a notice of non-renewal, however, constituted Good Reason for Mr. Kiani to terminate his employment and receive the Special Payment. (Id. § 7.4.)
124. Finally, notwithstanding that Article II, Section 8 the Company’s Bylaws requires that “all matters shall be determined by a vote of a majority of the directors present” at a meeting, the 2015 Employment Agreement provided that the Board could only terminate Mr. Kiani for cause if “not less than three-quarters of the entire membership of the Board” voted to do so. (Id. § 7.3 (emphasis added).) That requirement not only exceeds the majority threshold in the Bylaws but measures the vote based on the entire Board, regardless of whether all such members are present at a meeting or vote. Therefore, assuming that Mr. Kiani will not vote to terminate himself for cause or recuses himself from such a vote, the vote of the remaining four directors must be unanimous in order to meet or exceed the 75% threshold of the entire Board. The 2015 Employment Agreement is a poison pill, and under Delaware law a poison pill with such a supermajority vote plainly violates both Article II, Section 8 of Masimo’s Bylaws and Section 141(b) of the DGCL.
125. The 2015 Employment Agreement delivered Mr. Kiani a massive increase in his Change in Control benefit. Between 2011 and 2021, Masimo’s Change in Control benefit increased from a starting point of approximately $28 million to approximately $913 million (if he terminated his employment) or approximately $825 million (if he remained Chairman and CEO). Granting Mr. Kiani RSUs equivalent to 5% of the company guaranteed Mr. Kiani excessive golden parachute payments in the event of a Change in Control.
126. As well, the 2012 Agreement had been extremely tax inefficient, as only 21‐23% of the after-tax value of the Change in Control payments actually accrued to Mr. Kiani, with 77‐79% of it instead flowing to tax authorities. (MASI_0000005697.)22 The 2015 changes reduced that tax inefficiency but delivered nearly all of the potential savings directly to Mr. Kiani, allowing him to

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22 Mr. Kiani testified that “[f]or every dollar I would get out of that change of control, the company would have to pay $9 in taxes.” (Kiani Tr. at 16:18-19.)

capture money that, under the 2012 Agreement, was never going to end up in his pocket. As a result, upon signing the 2015 Employment Agreement, the net payment due to Mr. Kiani upon a Change in Control increased from $81.5 million under the 2012 employment agreement to $160.0 million, a $78.5 million (96%) increase.
127. Not only did the 2015 Employment Agreement deliver an additional $78.5 million in Change in Control compensation to Mr. Kiani, but, despite Masimo’s assertions to the contrary, it also failed to deliver material savings to the Company. In fact, in the most likely scenarios, it actually increased the cost to the Company of a Change in Control by a significant amount. For example, under a Termination for Good Reason—now considerably more likely given the expanded definition—the potential cost to the Company under the 2015 Employment Agreement exceeded that under the 2012 Agreement by $29.0 million.

Termination for Good Reason	2012 Agreement	2015 Agreement	Increase (Decrease)
Payments to Mr. Kiani	$81.5 million	$160.0 million	$78.5 million
Taxes to Government	$49.5 million	0	($49.5) million
Total Payments	$131.0 million	$160.0 million	$29.0 million

4. The First Amendment
128. In July 2017, the Board approved the First Amendment, which made the already-draconian and one-sided 2015 Employment Agreement materially worse, in three respects. (Exhibit D.)
129. First, it locked in the Special Payment forever. Less than six months before the burn off was scheduled to begin, the First Amendment eliminated the Burn-Off Provision entirely. Given that the Employment Agreement automatically extends each year, that change guaranteed that Mr. Kiani would receive the full amount of the Special Payment if either a Change in Control or a termination by Mr. Kiani of his employment for Good Reason ever were to occur. (Id. ¶ 3.)
130. Second, it doubled the look-back period for a Change in Control, from 12 to 24 months, meaning that a change in two of five members of Masimo’s Board over at least two, and easily three, annual meetings would trigger a Change in Control. (Id. ¶ 6.)
131. Third, it gave the DCCP a strict single-trigger—that is, no further triggering event other than a change in more than one-third of the Board composition is required for Mr. Kiani to become unconditionally entitled to receive the Special Payment.

132. More specifically, the 2015 Employment Agreement had a modified single trigger for any Change in Control—Mr. Kiani either had to be terminated or choose to leave following a Change in Control in order to receive the Special Payment. The First Amendment created a strict single-trigger only for the DCCP.23 No other aspect of the Change in Control provision has a similar trigger.
133. The 2017 Directors did not even attempt to mitigate against the worst aspects of the First Amendment, which made the DCCP both substantially more preclusive and coercive to stockholders and substantially more favorable to Mr. Kiani. For example, the 2017 Directors removed the Burn-Off Provision but did not negotiate a collar or some other mechanism to limit the amount Mr. Kiani would receive upon a Change in Control.

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23 The First Amendment achieved this strict single trigger for the DCCP by separating the DCCP from other types of Change in Control in the definition of Good Reason, while also including new language in Section 8.4(iii)(3) that allowed Mr. Kiani to stay on at the Company following any Change in Control (including a change in the composition of directors) and become unconditionally entitled to the Special Payment. Therefore, when it comes to payment under the DCCP, Mr. Kiani can stay or leave, and there is no time limit on when he must decide.
In order for Mr. Kiani to achieve favorable tax treatment for himself, the Frist Amendment provides that the payments will only transfer to Mr. Kiani when he actually departs the Company (whenever that might be), but his unconditional entitlement to them vests immediately upon the change in the Board composition.

5. The Second Amendment
134. On January 14, 2022, the Current Directors approved the Second Amendment, which modified the Employment Agreement to provide that, among other things, the 2.7 million RSUs would vest upon Mr. Kiani’s death or disability. (Exhibit E, ¶ 1.)
135. At that time, the Board was actively evaluating a possible acquisition of Sound United, and the Current Directors were fully aware that a negative market reaction to the acquisition could render Masimo vulnerable to stockholder activism. Indeed, Mr. Cohen testified that while the Board was considering the Sound United acquisition, which was announced in February 2022, “[i]t was raised at the board meeting that if there’s an adverse negative impact on the share price, you may find that activists and/or strategics who want to take advantage of our depressed stock price show up.” (Cohen Tr. at 167:5-24.)
136. Moreover, the sheer size of the Special Payment at the time of the Second Amendment was astronomical. For instance, if a Change in Control had occurred on December 31, 2021, Mr. Kiani would have been entitled to total payments worth approximately $913 million (if he terminated his employment) or approximately $825 million (if he remained Chairman and CEO).

137. By comparison, on December 31, 2021, Masimo’s market capitalization was approximately $16.2 billion and the Company’s revenue was approximately $1.2 billion. Thus, Mr. Kiani’s Good Reason termination payments, as of that date, equated to approximately 5.65% of Masimo’s market capitalization and approximately 400% of Masimo’s net income.
138. Those payments dwarf change in control payments at Masimo’s peer companies. As of December 31, 2021, relative to Masimo’s self-selected proxy peer group, the value of Mr. Kiani’s Good Reason termination payments are 40.8 times the peer group median and 5.2 times the second highest amount. Expressed as a percentage of company market capitalization, the payments are 29.8 times the peer group median and 1.6 times the second highest percentage of market capitalization. Finally, expressed as a percentage of company revenue, the payments are 60.1 times the peer group median and 3.2 times the second highest. No matter how viewed (as a dollar value, percentage of market capitalization, or percentage of revenue), Mr. Kiani’s Good Reason termination payments are at the 100th percentile of Masimo’s peer group.
139. In fact, the payments were so astronomically high that Mr. Kiani feared an acquiring company would refuse to pay them and instead challenge their legality; therefore Mr. Kiani insisted the payments be structured to transfer instantly upon a sale: “I was worried that the company that’s buying us would not honor the change of control. That’s why it had to be done during the actual moment when the change of control occurred. My memory is, Regina [Olshan, Mr. Kiani’s counsel,] came up with a clever idea of this rabbi trust idea, which I don’t quite understand, but the idea is that the money goes into that trust and then I get it whenever I leave, so this way I don’t have to fight with the new owner of Masimo.” (Kiani Tr. at 125:6-14.)
140. Remarkably, at a time when Masimo was vulnerable to activism and the amount of the Special Payment to Mr. Kiani upon a Change in Control approached $1 billion, the Current Directors agreed to the Second Amendment adding additional triggers without seeking any reduction in the amounts due upon a Change in Control (or consideration of any kind).
141. Even worse, the Current Directors did so despite recognizing and appreciating the preclusive and entrenching nature of the DCCP. As Mr. Mikkelson testified, the risk of triggering the DCCP was a “very scary prospect for me in that it’s a lot of shares and a lot of dollars” and that the DCCP acted as a “poison pill.” (Mikkelson Tr. at 62:19-24, 368:11-14 (emphasis added).)

C.   The Board Entrenches Itself With the Bylaw Amendments and the Employment Agreement After Politan Seeks to Engage on the Company’s Strategic Direction
142. On August 16, 2022, Politan publicly disclosed that it had made an investment in Masimo by filing a Schedule 13D with the SEC. Immediately before, and again shortly after, filing the Schedule 13D, Mr. Koffey requested a meeting with Mr. Kiani to begin constructively engaging with Masimo.
143. After repeated requests, Mr. Kiani finally agreed to a meeting with Mr. Koffey on September 2, 2022. During that meeting, the parties discussed Masimo’s corporate governance, strategic initiatives, and financial performance. In addition, Mr. Koffey expressed Politan’s desire for representation on Masimo’s Board and made clear that Politan was approaching the situation with an open mind, would reserve judgment on any of Masimo’s strategic initiatives, and had a strong focus on return on invested capital in order to be a good steward of stockholder resources.
144. At the conclusion of the meeting, Mr. Koffey requested that Mr. Kiani arrange for a follow-up meeting with Masimo’s entire Board (consisting of the four other directors). However, the Board refused to meet with Mr. Koffey.

1.         Rather Than Engage With Politan, the Board Attempts to Entrench Itself by Amending Masimo’s Advance Notice Bylaws**Attempts to Entrench Itself by Amending Masimo’s Advance Notice Bylaws
145. Instead of engaging with Politan in a constructive manner, the Board sought to entrench itself in office by making it all but impossible for Politan to nominate candidates for election to the Board.
146. On September 7, 2022—less than a month after Politan filed its Schedule 13D and only three business days after the meeting between Mr. Koffey and Mr. Kiani—the Board adopted and approved, effective September 9, 2022, certain amendments to the advance notice provisions in Masimo’s bylaws, and did so without consulting a single advisor other than their corporate law firm. That same day, the Board also adopted a poison pill, on which the Board did consult with a financial advisor.
147. The timing and content of the Bylaw Amendments made clear that they were adopted for the express purpose of preventing Politan, or any other investment fund stockholder, from nominating a dissident slate of directors for election to the Board.
148. Indeed, Mr. Mikkelson has admitted that Politan expressing a desire for “two board seats,” which would potentially trigger the DCCP, was “one of the biggest pieces why that risk-reward balance for me was finally tipped in favor of adopting those bylaws, despite me believing there was—that they were difficult to comply with, but not impossible.” (Mikkelson Tr. at 62:19-63:6 (emphasis added).)24
149. Notably, aside from Mr. Kiani, no member of the Current Board ever met with Politan. Instead, they relied entirely on Mr. Kiani’s judgment, never considering that it would be in Mr. Kiani’s self-interest to characterize Politan as a threat. In other words, if Mr. Kiani could convince the Board that Politan had threatened a proxy contest at the September 2nd meeting rather than, as it did, requested that the Board consent to the addition of two director nominees, the Employment Agreement would preclude the Board from pre-approving Mr. Koffey and thereby disabling the DCCP.
2. The Board Refuses to Take Action to Disable the DCCP
150. Following the adoption of the Bylaw Amendments, on October 17, 2022, Politan requested that the Board agree to disable the DCCP to permit Masimo’s stockholders to elect Politan’s nominees to the Board without triggering massive payments to Mr. Kiani. (Exhibit F.) Politan noted that “[t]riggering this

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24 Mr. Mikkelson further explained: “Why would they [Politan] want two board seats knowing the change-in-control provision existed, and that, I guess, was the most—was the overarching concern that, for me, dominated it…” (Mikkelson Tr. at 73:12-16.)

change of control provision would result in financially disastrous consequences for the Company and its stockholders” and requested that the Board “confirm that it would take all actions necessary or required to waive, terminate or amend the change of control provision in [Mr. Kiani’s Employment Agreement]….” (Id.)
151. On October 19, 2022, the Board refused to do so. It claimed, through counsel that represented both the Outside Directors and Mr. Kiani, that the Employment Agreement was the product of “extensive arms-length negotiations between representatives of Masimo’s independent directors and Mr. Kiani” and that “[a]s a contractual right, any waiver, termination or amendment to the change of control provisions cannot be effected unilaterally by the independent directors.” (Exhibit G.)
152. Notably, in response to Politan’s request, the Board did not: (i) meet to discuss the request, either before the litigation was commenced or during the four months following the request, (ii) consider forming a special committee or retaining separate, independent counsel to advise it on this matter, (iii) consider whether it could avoid triggering the DCCP by expanding the Board and appointing two Politan nominees when Politan first requested representation at the September 2, 2022 meeting, (iv) explore the possibility of amending the Employment

Agreement, (v) treat the DCCP as the void provision that it is, or (vi) request that Mr. Kiani agree to waive the DCCP.
3. Defendants Concede That the Third Amended Bylaws Were Preclusive By Amending Them Yet Again
153. After the Board adopted the Bylaw Amendments, Masimo faced a flood of criticism from commentators, academics, and even the activist defense bar.25 Bowing slightly to that criticism, on December 1, 2022, the Board again amended Masimo’s Bylaws by adopting the Fourth Amended Bylaws.26

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25 Bylaw Amendments, Shareholder Activism, and Flying Close to the Sun, SIDLEY AUSTIN, (Nov. 18, 2022), https://www.sidley.com/en/insights/newsupdates/2022/11/bylaw-amendments- shareholder-activism-and-flying-close-to-the-sun; Liz Hoffman, A fight for the boardroomofAmerica,SEMAFOR(Nov.3,2022), semafor.com/article/11/03/2022/inside-a-new-corporate-move-that-turns-the-tables-on-activist-investors; Svea Herbst-Bayliss, Law firm Sidley warns clients aboutrulesthatmayhinderactivists,REUTERS,(Nov.18,2022), https://www.reuters.com/legal/law-firm-sidley-warns-clients-about-rules-that-may-hinder-activists-2022-11-18/; Matt Levine, Credit Suisse Gives First Boston a SecondChance,BLOOMBERG,(Oct.27,2022), https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance.

25 The Fourth Amended Bylaws were similarly criticized for their “chilling effect” on the stockholder franchise. See, e.g., Press Release, Managed Funds Association, MFA Submits Amicus Curiae Brief Advocating For Shareholders’ Rights In Corporate Elections, (Feb. 2, 2023), https://www.managedfunds.org/press-releases/mfa-submits-amicus-curiae-brief-advocating-for-shareholders-rights-in-corporate-elections/

154. While the Fourth Amended Bylaws presumably were intended to make the Board appear more reasonable, they did little to ameliorate the most egregiously preclusive and inequitable elements of the Third Amended Bylaws.
D.   Defendants Rescind the Bylaws and Adopt the Limited DCCP Waiver in a Desperate Attempt to Protect the Employment Agreement D
155. On February 3, 2023, the Court denied in part and deferred in part the Current Directors’ partial motion to dismiss Politan’s claim challenging the Employment Agreement. Within two days, the Board amended Masimo’s bylaws yet again.
156. On February 5, 2023, in an implicit admission that they cared more about Mr. Kiani’s Employment Agreement than they did about any stated desire for greater “transparency,” the Board adopted the Fifth Amended Bylaws, which rescinded the Bylaw Amendments in their entirety.
157. Defendants’ counsel claimed that the Board rescinded the Bylaw Amendments because it “wanted to remove any question as to whether it was trying, for entrenchment purposes or otherwise, to preclude a fair proxy contest.” (Feb. 6, 2023 Hearing Tr. at 4:3-6.) In fact, Defendants were desperate to buy time to try to save Mr. Kiani’s Employment Agreement, so they decided to sacrifice the Bylaw Amendments they had so vociferously defended and propose the Limited DCCP Waiver. (Exhibit H.) Pursuant thereto, Mr. Kiani would waive application of the

DCCP as to all stockholders for Masimo’s 2023 annual meeting only if the trial scheduled to commence on February 14, 2023 was adjourned until September 2023. (Id.)
158. Defendants’ reason for seeking to delay the trial was obvious— they were convinced that that if the trial went forward as scheduled, the Court would invalidate the DCCP. Indeed, Defendants’ counsel acknowledged that, if the issue of the DCCP’s facial invalidity were submitted to the Court for resolution as a matter of law, Defendants were likely to lose.
159. The Limited DCCP Waiver, however, only serves to underscore the unavoidable conclusion that the DCCP is invalid. The unsigned form of waiver submitted by Defendants states that:
The undersigned agrees and acknowledges that the valid election to the Board at the 2023 annual meeting of stockholders of any two individuals nominated by Company stockholders (the “Exception Directors”) in lieu of two of the Company’s current Directors will not be deemed to constitute a Change in Control for purposes of Section 9(iii) of the Agreement.

For the avoidance of doubt, for purposes of determining whether a Change in Control has occurred in respect of any other or subsequent event, including election of stockholder-nominated individuals at the 2024 annual meeting, the Exception Directors will not be considered directors who were members of the Board at the beginning of the 24 month period immediately preceding such event.

(Id.)

160. As described, pursuant to Section 9(iii) of the Employment Agreement, as amended, to avoid triggering the DCCP, a new director must be “approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such [24-month] period or whose election or nomination for election was previously so approved.” However, because the Limited DCCP Waiver does not treat Exception Directors as directors who were members of the Board at the beginning of the 24-month period preceding the election or appointment of a new director, the Exception Directors are not permitted to vote to approve any such new director.
161. Thus, in violation of Delaware statutory law and Masimo’s Bylaws, the Limited DCCP Waiver creates two separate classes of directors, with different voting rights: (i) the continuing directors, who have the authority to approve new directors under the DCCP (provided that the candidates did not assume office pursuant to an actual or threatened proxy contest), and (ii) the Exception Directors, who lack such authority.
STANDARD OF REVIEW
162. To the extent the conduct and acts challenged herein are void, ultra vires and/or constitute waste, the business judgment rule has no application.

163. As set forth above, the Board approved the Employment Agreement (containing the Special Payment, the DCCP, the Single Trigger, the Chairman Provision, the Lead Independent Director Provision, the Automatic Renewal Provision, and the Unanimous Termination Provision), subsequently refused to disable the DCCP, and adopted the Limited DCCP Waiver for the sole or primary purpose of coercing Masimo’s stockholders into supporting the incumbent Board and thereby interfering with and impeding the effective exercise of the stockholder franchise.
164. Accordingly, the Board’s adoption and maintenance of the Employment Agreement, refusal to disable the DCCP, and adoption of the Limited DCCP Waiver is “presumptively inequitable and will be invalidated, unless the directors are able to rebut that presumption by showing a compelling justification for their actions.” Hubbard v. Hollywood Park Realty Enters., Inc., 1991 WL 3151, at *8 (Del. Ch. Jan. 14, 1991) (citing Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)).
165. The Board cannot make any such showing. Moreover, regardless of whether the Blasius standard applies here, the Employment Agreement operates as a “defensive measure[] in response to a perceived threat to corporate policy and effectiveness which touches upon issues of control.” Unitrin, Inc. v. Am. Gen.

Corp., 651 A.2d 1361, 1372 n.9 (Del. 1995). Thus, with respect to each defensive measure now in place, whether in isolation or in combination, the Director Defendants “bear the burden of proving (i) that their motivations were proper and not selfish, (ii) that they did not preclude stockholders from exercising their right to vote or coerce them into voting a particular way, and (iii) that the directors’ actions were reasonable in relation to their legitimate objective.” Pell v. Kill, 135 A.3d 764, 787 (Del. Ch. 2016) (citing Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985)).
166. The Board’s actions are also invalid under Schnell v. Chris-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971). Schnell recognizes that any attempt to “utilize the corporate machinery and the Delaware Law for the purpose of perpetuating [oneself] in office” by “obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest” must be denied because those are “inequitable purposes, contrary to established principles of corporate democracy.” Id.
167. In all events, the Board unlawfully abdicated its fiduciary duties by effectively placing control over the nomination and election of directors in the hands of Mr. Kiani. Grimes v. Donald, 1995 WL 54441, at *7 (Del. Ch. Jan. 11, 1995), aff’d, 673 A.2d 1207 (Del. 1996).

DEMAND FUTILITY ALLEGATIONS
168. All of the claims asserted herein are direct claims because they seek redress for injury to the stockholder franchise arising from Defendants’ interference with stockholders’ right to nominate directors to the Board and improper entrenchment of the Board. Further, Plaintiffs allege that the DCCP and the Limited DCCP Waiver violate the DGCL as well as public policy and that the Board abdicated its non-delegable duty to manage the business and affairs of the Company by entering into and maintaining the Employment Agreement. Those claims are direct.
169. If and to the extent that any of Plaintiffs’ claims are not, in whole or in part, direct claims, Plaintiffs bring such claims derivatively in the right and for the benefit of Masimo.
170. CalSTRS was a stockholder of Masimo at the time of all the wrongdoing described herein, has continually been a stockholder since such times, and is currently a stockholder.
171. Plaintiffs have not made a demand on Masimo’s Board to institute any action relating hereto because such a demand would be futile. Demand would be futile because, at a minimum, there exists a reasonable doubt about whether a majority of Masimo’s Board is sufficiently disinterested and independent to objectively consider a demand.
172. As alleged herein, demand is excused with respect to any claims that could be brought derivatively because:
•	The Current Directors have acted for the primary purpose of entrenching themselves in office;
•	The Current Directors are interested in maintaining their Board seats and therefore are interested in maintaining the Employment Agreement as a defensive measure;
•	The challenged Employment Agreement contains such egregious terms that it could not have been the product of a valid, good faith exercise of business judgment; and
•	The Current Directors face a substantial likelihood of personal liability for the claims asserted herein.
COUNT I
(Declaratory Judgment – The Employment Agreement is Not Enforceable)
173. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
174. The Employment Agreement’s purpose is to alter the intra- governance powers of the directors improperly and inequitably (in favor of Mr. Kiani and the incumbent Board) and to alter the intra-governance franchise rights of the stockholders. To accomplish this illegal end, the Employment Agreement includes the following “Invalid Provisions:”

a.	the Special Payment;
b.	the DCCP;
c.	the Single Trigger;
d.	the Dead Hand Provision;
e.	the Chairman Provision;
f.	the Lead Independent Director Provision;
g.	the Automatic Renewal Provision; and
h.	the Unanimous Termination Provision.
175. The Invalid Provisions are integral to the Employment Agreement and are not severable.
176. For all the reasons alleged herein, the effect of the Employment Agreement is to strip the Board of its power to such a degree that the result is a complete abdication of the Board’s statutory and fiduciary duties to manage in the best interests of the Company and its stockholders. In addition, the Employment Agreement imposes, without justification, unreasonable and inequitable burdens on the stockholders’ franchise with the intent to entrench Mr. Kiani and keep his chosen board in perpetual control of the Company. Accordingly, the Employment Agreement is void ab initio, ultra vires, and/or constitutes waste, and should be declared of no force and effect. In the alternative, the Employment Agreement is voidable as a product of breaches of fiduciary duty and should be declared of no force and effect.
177. Solely in the alternative, to the extent the Employment Agreement is not set aside in its entirety, but one or more of the Invalid Provisions is found to be void ab initio, ultra vires, waste or otherwise voidable as a product of breach of fiduciary duty, such Invalid Provisions should be severed from the Employment Agreement and declared of no force and effect.
178. Equitable defenses, including laches, are inapplicable.
179. Plaintiffs have no adequate remedy at law.
COUNT II
(Declaratory Judgment – Limited DCCP Waiver)
180. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
181. The Limited DCCP Waiver is void ab initio, ultra vires, and waste and/or voidable as a product of breach of fiduciary duty and should be declared of no force and effect. If given effect, the Limited DCCP Waiver would create different classes of directors that are not authorized under Masimo’s certificate of incorporation, and thus violates Section 141(d) of the DGCL. In addition, the Limited DCCP Waiver imposes, without justification, unreasonable and inequitable burdens on the stockholders’ franchise with the intent to entrench Mr. Kiani and keep his chosen board in perpetual control of the Company.
182. Specifically, pursuant to Section 9(iii) of the Employment Agreement, to avoid triggering the DCCP, and thus the Special Payment to Mr. Kiani, new directors to Masimo’s Board must be “approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such [24 month] period or whose election or nomination for election was previously so approved.” As alleged herein, the ability to declare a new director as a continuing director is disabled via the Dead Hand Provision if the new director comes to the Board via an actual or threatened proxy contest.
183. The Limited DCCP Waiver purports to sidestep the Dead Hand Provision for any new directors seated to Masimo’s Board at the 2023 annual meeting. In particular, the Limited DCCP Waiver provides that “for purposes of determining whether a Change in Control has occurred in respect of any other or subsequent event, including election of stockholder-nominated individuals at the 2024 annual meeting, the Exception Directors will not be considered directors who were members of the Board at the beginning of the 24-month period immediately preceding such event.”

184. Thus, if given effect, the Limited DCCP Waiver will exacerbate the Employment Agreement’s ongoing impediment to the franchise by creating two separate classes of directors, with different voting rights: (i) the continuing directors (i.e., Mr. Kiani’s selected directors) who will have the authority to approve new directors under the DCCP, and (ii) the Exception Directors (i.e., any new director elected at 2023 annual meeting), who lack such authority. Simply put, because the Limited DCCP Waiver does not treat Exception Directors as directors who were members of the Board at the beginning of the 24-month period preceding the election or appointment of a new director, the Exception Directors are not permitted to vote to approve any such new director for at least 24-months, a period that may well run over the course of three election cycles.
185. The restriction in the Limited DCCP Waiver on the Exception Directors’ authority to vote to approve new directors is void ab initio, ultra vires, and waste, and it should be declared of no force and effect. In the alternative, that restriction is voidable and should be declared of no force and effect as a product of breach of fiduciary duty.
186. Plaintiffs have no adequate remedy at law.

COUNT III
(Breach of Fiduciary Duties Against the 2015 Directors)
187. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
188. The 2015 Directors owed Masimo’s stockholders the uncompromising fiduciary duties of care and loyalty, which preclude them from abdicating their statutory and fiduciary duties to the Company and its stockholders, erecting inequitable barriers to the free exercise of the franchise, taking any action to favor their own interests over the interests of Masimo and its stockholders, and/or committing waste.
189. In breach of their fiduciary duties, the 2015 Directors approved the 2015 Employment Agreement, which, through the Invalid Provisions, improperly and inequitably alters the intra-governance powers of the directors (in favor of Mr. Kiani and the incumbent Board) and the franchise rights of Masimo’s stockholders. As alleged herein, the initial and ongoing effect of the 2015 Employment Agreement in toto or through operation of one or more of the Invalid Provisions is to strip the then- and current Board of its power to such a degree that the result is a complete abdication of any Masimo Board’s statutory and fiduciary duties to manage the Company in the best interests of the Company and its stockholders.

190. In addition, the 2015 Employment Agreement either in toto or through operation of one or more of the Invalid Provisions imposed, and continues to impose, without justification, unreasonable and inequitable burdens on the stockholders’ franchise with the intent to entrench Mr. Kiani and keep his chosen board in perpetual control of the Company. Given the illegal and improper impediment on the franchise the 2015 Employment Agreement causes, and its concomitant entrenchment effect, the 2015 Directors were self-interested in the adoption of the Employment Agreement and its Invalid Provisions.
191. The Company did not receive fair consideration for the 2015 Employment Agreement, and in approving it, the 2015 Directors ignored the obvious risks to the Company and the stockholders that the 2015 Employment Agreement created. Regardless, the Board’s desire to retain Mr. Kiani did not justify adopting the panoply of Invalid Provisions contained in the 2015 Employment Agreement, which impose an uncapped tax on the stockholder franchise and exert dead hand control over the actions of all future Boards. The right to nominate and elect directors who may oppose Mr. Kiani’s wishes is a fundamental right that belongs exclusively to Masimo’s stockholders. The Board breached its fiduciary duties by bartering away that right based on a thinly veiled excuse that it was necessary to do so to retain Mr. Kiani as Masimo’s CEO and Chairman.

192. To the extent the 2015 Employment Agreement or one or more of the Invalid Provisions is void ab initio, ultra vires and/or constitutes waste, no limitations period applies. Because Masimo failed to disclose material facts and circumstances concerning the 2015 Directors’ adoption of the 2015 Employment Agreement, any limitations period that would otherwise apply is equitably tolled.
193. Plaintiffs are entitled to a declaration that the 2015 Directors breached their fiduciary duties in connection with the implementation of the 2015 Employment Agreement, the Invalid Provisions, and their ongoing illegal and inequitable effects, and are entitled to all equitable and just relief required to remedy those breaches of fiduciary duty.
194. Plaintiffs have no adequate remedy at law.

COUNT IV
(Breach of Fiduciary Duties Against the 2017 Directors)
195. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
196. The 2017 Directors owed Masimo’s stockholders the uncompromising fiduciary duties of care and loyalty, which preclude them from abdicating their statutory and fiduciary duties to the Company and its stockholders, erecting inequitable barriers to the free exercise of the franchise, taking any action to favor their own interests over the interests of Masimo and its stockholders, and/or committing waste.
197. In breach of their fiduciary duties, the 2017 Directors determined to maintain the 2015 Employment Agreement’s improper and inequitable effect on the intra-governance powers of the directors (in favor of Mr. Kiani and the incumbent Board) and the franchise rights of the stockholders. Then, the 2017 Directors doubled down on their breaches of fiduciary duties by approving the First Amendment to the 2015 Employment Agreement.
198. The First Amendment made the DCCP substantially more preclusive and coercive by (i) removing the Burn-Off Provision, which would have reduced the RSUs and cash payment by ten percent per year, (ii) doubling the look- back period in the DCCP from 12 months to 24 months, and (iii) establishing the strict Single Trigger by eliminating the requirement that Mr. Kiani terminate his employment to receive the Special Payment.
199. The Company did not receive fair consideration when the 2017 Directors determined to maintain the 2015 Employment Agreement with the Invalid Provisions intact while also agreeing to adopt the First Amendment. In doing so, the 2017 Directors ignored obvious risks to the Company and the Stockholders that the 2015 Employment Agreement created. Regardless, the Board’s desire to retain Mr.

Kiani did not justify maintaining the panoply of Invalid Provisions contained in the 2015 Employment Agreement, while simultaneously amending the DCCP to make it substantially more preclusive and coercive.
200. To the extent the 2015 Employment Agreement or one or more of the Invalid Provisions is void ab initio, ultra vires and/or constitutes waste, no limitations period applies. Because Masimo failed to disclose material facts and circumstances concerning the 2015 Directors’ adoption of the 2015 Employment Agreement, any limitations period that would otherwise apply is equitably tolled.
201. Plaintiffs are entitled to a declaration that the 2017 Directors breached their fiduciary duties in connection with their ongoing assent to the maintenance of the 2015 Employment Agreement, and the Invalid Provisions, and their ongoing illegal and inequitable effects. Plaintiffs are further entitled to a declaration that the 2017 Directors breached their fiduciary duties in connection their approval of the First Amendment. Plaintiffs are entitled to all equitable and just relief required to remedy those breaches of fiduciary duty.
202. Plaintiffs have no adequate remedy at law.

COUNT V
(Breach of Fiduciary Duties Against the Current Directors – Continued Maintenance of the Employment Agreement and Adoption of the Second Amendment)
203. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
204. The Current Directors owe Masimo’s stockholders the uncompromising fiduciary duties of care and loyalty, which preclude them from abdicating their statutory and fiduciary duties to the Company and its stockholders, erecting inequitable barriers to the free exercise of the franchise, taking any action to favor their own interests over the interests of Masimo and its stockholders, and/or committing waste.
205. In early 2022, the Current Directors determined to amend the 2015 Employment Agreement. Yet, at that time, no effort was undertaken to ameliorate the 2015 Employment Agreement’s (or any of the Invalid Provisions’) improper and inequitable effect on the intra-governance powers of the directors (in favor of Mr. Kiani and the incumbent Board) and the franchise rights of the stockholders. That was a remarkable failure by these fiduciaries for, as of that time, the improper and inequitable effect the 2015 Employment Agreement was having on the Board’s ability to manage the Company, as well as its smothering effect on the franchise, was obvious.

206. Indeed, in January 2022, the value of the Special Payment, as disclosed in Masimo’s own proxy statement, was nearly one billion dollars. Therefore, it was (or should have been) apparent to the Board that the sheer size of the potential payout to Mr. Kiani would not only preclude the Outside Directors from exercising their duties to wrest authority back from Mr. Kiani, but it would, at this critical juncture in the Company’s life, discourage stockholders from both nominating and voting for candidates for election to Masimo’s Board who had not been blessed by Mr. Kiani.
207. More specifically, as of January 2022, the Company was on the precipice of the Sound United acquisition, which the Current Directors knew was a material departure from Masimo’s historical operational focus, rendering it vulnerable to stockholder activism. Indeed, Mr. Cohen testified that while the Board was considering the Sound United acquisition, which was announced in February 2022, “[i]t was raised at the board meeting that if there’s an adverse negative impact on the share price, you may find that activists and/or strategics who want to take advantage of our depressed stock price show up.” (Cohen Tr. at 167:5-24.)
208. Not only were the Current Directors on high alert for activism, but they also knew the 2015 Employment Agreement was, in fact, a poison pill. As Mr. Mikkelson testified, triggering the DCCP was a “very scary prospect for me in that it’s a lot of shares and a lot of dollars.” And, it was “one of the biggest pieces why that risk-reward balance for me was finally tipped in favor of adopting” the preclusive Bylaw Amendments. (Mikkelson Tr. at 62:19-63:6 (emphasis added).)
209. Thus, fearing activism and desiring to erect a formidable defense to their incumbency, the Current Directors determined in early January 2022 to maintain the 2015 Employment Agreement and its Invalid Provisions. To make matters worse, the Current Directors approved the Second Amendment, which provided no consideration to Masimo, and thus constitutes waste, without so much as attempting to renegotiate the 2015 Employment Agreement to remove the illegal and inequitable impediments the 2015 Employment Agreement placed on the stockholder franchise.
210. Plaintiffs are entitled to a declaration that the Current Directors are breaching their fiduciary duties in connection with their ongoing assent to the maintenance of the Employment Agreement, the Invalid Provisions, and their ongoing illegal and inequitable effects. Plaintiffs are further entitled to a declaration that the Current Directors breached their fiduciary duties in connection with their approval of the Second Amendment. Plaintiffs are entitled to all equitable and just relief required to remedy those breaches of fiduciary duty.
211. Plaintiffs have no adequate remedy at law.

COUNT VI
(Breach of Fiduciary Duties Against the Current Directors – Adoption of Inequitable Defensive Provisions And Acting to Entrench Mr. Kiani)
212. Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
213. The Current Directors owe Masimo’s stockholders the uncompromising fiduciary duties of care and loyalty, which preclude them from abdicating their statutory and fiduciary duties to the Company and its stockholders, erecting inequitable barriers to the free exercise of the franchise, taking any action to favor their own interests over the interests of Masimo and its stockholders, and/or committing waste.
214. The Current Directors’ reaction to Politan’s attempt to nominate two directors to stand for election at the Company’s 2023 annual meeting was and continues to be in breach of their fiduciary duties through their adoption and maintenance of inequitable defensive measures, including through the Current Directors’ refusal to take any action in response to Politan’s request that the Board disable the DCCP in the event that two Politan nominees are elected to the Board.
215. In particular, following Politan’s request to disable the DCCP the Current Directors did not (i) meet to discuss the request, either before the litigation was commenced or during the four months since, (ii) consider creating a special committee to evaluate the request, (iii) consider whether they could avoid triggering the DCCP by expanding the Board and appointing Mr. Koffey when Politan first requested representation at the September 2, 2022 meeting, (iv) explore the possibility of amending the Employment Agreement, (v) treat the DCCP as the void provision that it is, or (vi) request that Mr. Kiani waive the DCCP. Instead, the Current Directors determined to maintain the Employment Agreement.
216. Notably, in refusing to take any action in response to Politan’s request, the Outside Directors did not obtain separate, independent counsel to advise them as to their rights and obligations. Indeed, the Board’s four Outside Directors, including Mr. Mikkelson, who described the prospect of triggering the DCCP as “very scary,” continue to be advised by the same hopelessly-conflicted counsel advising Mr. Kiani, who stands to reap a half-billion-dollar windfall if the DCCP is triggered.
217. In addition, despite the Current Directors’ belief that the Employment Agreement was already a poison pill, the Current Directors further breached their fiduciary duties when adopting a separate poison pill upon news that Politan had acquired a position in the Company. The combined effect of this array of illegal and improper defensive measures is to prohibit any stockholder from acquiring more than 10 percent of the company, while simultaneously imposing a draconian and unprecedented tax on the stockholders’ desire to nominate, much less elect, any directors who would remove the pill.
218. The validity of a poison pill is predicated upon stockholders’ ultimate right to elect directors who can redeem it. Here, the Employment Agreement ensures Masimo’s stockholders cannot freely elect such directors, thereby ensuring the pill remains in place indefinitely.
219. Further, the Current Defendants have exacerbated the illegal and inequitable nature of their array of defensive measures through the adoption of the Limited DCCP Waiver. If the Limited DCCP Waiver is allowed to stand, it will ensure that the risk of triggering the Special Payment to Kiani will remain in place for 24 more months, which could span three annual elections. The Company’s combined array of defensive measures constitutes an illegal and inequitable attack on the franchise, it lacks any justification, is draconian, and is well outside any range of reasonableness.
220. The foregoing breaches of fiduciary duty are also working inequitably to further entrench Mr. Kiani. Specifically, Mr. Kiani is up for re-election in 2024. Under the terms of the Employment Agreement, Mr. Kiani is entitled to receive the Special Payment if the DCCP is triggered, even if he retains his positions as Chairman and CEO. (Employment Agreement §§ 8.4, 9(iii).)

Moreover, if the Chairman Provision is triggered, he may elect to terminate his employment and receive the Special Payment. (Id. §§ 7.4, 8.4.)
221. As such, regardless of whether Politan (or any other stockholder) succeeds in electing candidates to Masimo’s Board in 2023, stockholders will be forced to vote on Mr. Kiani’s re-election with the Sword of Damocles—in the form of a potential half-billion-dollar payout to Mr. Kiani—hanging over their heads. If, for example, both incumbent directors win in 2023, but Mr. Kiani is defeated in 2024, he would no longer be Chairman (even if he remains CEO) and he could elect to terminate his employment and receive his massive payout.
222. Even worse, if the Limited DCCP Waiver is declared valid and Politan (or another stockholder) succeeds in electing one or more candidates to the Board in 2023, then a defeat for Mr. Kiani in 2024 presumably would trigger the DCCP and permit him to remain as CEO and still receive a half-billion-dollar payout.
223. Plaintiffs are entitled to a declaration that the Current Directors breached their fiduciary duties in connection with their adoption and maintenance of inequitable defensive measures, whose effect has been exacerbated through adoption of the Limited DCCP Waiver and which, if allowed to stand, will only work to entrench Mr. Kiani. Plaintiffs are entitled to all equitable and just relief required to remedy those breaches of fiduciary duty.
224. Plaintiffs have no adequate remedy at law.
PRAYER FOR RELIEF
WHEREFORE, Plaintiffs respectfully request the following relief:
(i)	Declaring the Employment Agreement unenforceable;
(ii)	Alternatively, declaring the Invalid Provisions unenforceable;
(iii)	Declaring the Limited DCCP Waiver unenforceable;
(iv)	Declaring that the 2015 Directors breached their fiduciary duties by (a) approving the 2015 Employment Agreement and/or (b) one or more of the Invalid Provisions;
(v)
Declaring that the 2017 Directors breached their fiduciary duties by (a) maintaining the 2015 Employment Agreement and/or (b) one or more of the Invalid Provisions and (c) approving the First Amendment;

(vi)
Declaring that the Current Directors breached their fiduciary duties by (a) maintaining the 2015 Employment Agreement, and/or (b) one or more of the Invalid Provisions (c) approving the Second Amendment, (d) erecting inequitable defenses in response to Politan, (e) adopting the Limited DCCP Waiver and

(f) entrenching Mr. Kiani;
(viii)	Finding the Current Directors personally liable for the Special Payment if any compensation should be provided to Mr. Kiani pursuant to it;
(ix)	Permanently enjoining Masimo and its Board of Directors from taking any actions to enforce (a) the Employment Agreement and/or (b) one or more of the Invalid Provisions;

(x)	Awarding Plaintiffs their fees, costs, and expenses, including their attorneys’ fees and costs, incurred in connection with this action; and
(xi)	Granting Plaintiffs such other and further relief as the Court deems just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

OF COUNSEL:

Michael E. Swartz Frank W. Olander SCHULTE ROTH & ZABEL LLP 919 Third Avenue New York, NY 10022 (212) 756-2000	/s/
John P. DiTomo (#4850) Alexandra M. Cumings (#6146) 1201 N. Market Street Wilmington, DE 19899-1347 (302) 658-9200

Attorneys for Plaintiffs	Attorneys for Politan Capital Management LP and Politan Capital NY LLC

Richard Brand Nishal R. Ramphal CADWALADER, WICKERSHAM & TAFT LLP 200 Liberty Street, New York, NY 10281 (212) 504-6000

Attorneys for Politan Capital Management LP and Politan Capital NY LLC

ASHBY & GEDDES

OF COUNSEL:	/s/
Irwin B. Schwartz William Adams BLA SCHWARTZ, PC 515 South Flower Street, Suite 3600 Los Angeles, CA 90071 (213) 785-3683 Attorneys for California State Teachers’ Retirement System	Catherine A. Gaul (#4310) 500 Delaware Avenue, 8th Floor P.O. Box 1150 Wilmington, DE 19801 (302) 654-1888 Attorneys for Politan Capital Management LP and Politan Capital NY LLC

March 3, 2023

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

JOSEPH P. AUSIKAITIS, derivatively on behalf of MASIMO CORPORATION, Plaintiff, v. JOE KIANI, et al., Defendants, -and- MASIMO CORPORATION, a Delaware Corporation, , Nominal Defendant.	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 1:12-cv-01175-SLR JURY TRIAL DEMANDED
STIPULATION AND AGREEMENT OF SETTLEMENT

This Stipulation and Agreement of Settlement (“Agreement”) is entered into by and among: (1) plaintiff Joseph P. Ausikaitis (“Plaintiff”), in his capacity as a stockholder of Masimo Corporation (“Masimo”) and acting derivatively on behalf of Masimo; (2) defendants Joe Kiani, Steven J. Barker, Robert Coleman, Jack Lasersohn, Sanford Fitch, Edward Cahill, Jon Coleman, Mark P. De Raad, Rick Fishel, Yongsam Lee and Anand Sampath (collectively, “Defendants”); and (3) nominal defendant Masimo Corporation (“Masimo” or the “Company”). In this Agreement, Plaintiff, Defendants, and Masimo are referred to collectively as the "Parties." This Agreement is intended by the Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined below), upon and subject to the terms and conditions hereof.
I. BACKGROUND TO THE SETTLEMENT
WHEREAS, in the lawsuit captioned Ausikaitis v. Kiani, et al., No. 12-cv-1175-SLR (D. Del.) (the “Action”), Plaintiff filed a verified shareholder derivative complaint on September 19,

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2012 (the “Complaint”) asserting derivative claims on behalf of Masimo Corporation for purported breaches of fiduciary duties and unjust enrichment against Defendants Joe Kiani, Steven J. Barker, Robert Coleman, Jack Lasersohn, Sanford Fitch, Edward Cahill, Jon Coleman, Mark P. De Raad, Rick Fishel, Yongsam Lee and Anand Sampath (collectively, “Defendants”) and Nominal Defendant Masimo Corporation (“Masimo” or the “Company”).
WHEREAS, the Complaint challenges the board of directors of Masimo’s stock options granting practices and executive and director compensation from 2008 through  2011 (collectively, the “Stock Option Grants”). Plaintiff claims that, among other things, the Defendants breached their fiduciary duties by approving, granting and/or accepting the Stock Option Grants in violation of Masimo’s 2007 Stock Incentive Plan, Masimo’s CEO and Executive Officer Equity Award Compensation Policy and/or Non-Employee Director Compensation Policy, including by granting excessive compensation and improperly “timing”  the Stock Option Grants. Plaintiff further claims that the Defendants were unjustly enriched as a result of the challenged Stock Option Grants. Plaintiff also claims that Masimo’s board of directors (the “Board”) breached their fiduciary duties by causing Masimo to issue proxy statements from 2009 through 2012 that contained materially false or misleading information and/or omissions, including but not limited to materially false or misleading statements or omissions relating to the improper “timing” and granting practices concerning the challenged Stock Option Grants.
WHEREAS, on November 15, 2012, the Defendants and Masimo moved to dismiss the Complaint.
WHEREAS, on July 16, 2013, the Court entered an order denying the Motion to Dismiss the Complaint.

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WHEREAS, the Court entered a Scheduling Order on September 5, 2013, setting trial for April 20, 2015.
WHEREAS, beginning in September 2013, the Parties engaged in extensive discovery including written discovery, document requests, numerous depositions and expert discovery, and have expended significant resources related to that discovery.
WHEREAS, on June 23, 2014, Plaintiff moved for leave to amend the Complaint, which the Court granted on June 25, 2014. The purpose of the amendment was to dismiss Edward  Cahill from the case so as to preserve diversity jurisdiction.
WHEREAS, on July 1, 2014, Plaintiff filed the First Amended Verified Shareholder Derivative Complaint (“First Amended Complaint”), which is the operative complaint in this action. In connection with filing the First Amended Complaint, Edward Cahill was dismissed as  a defendant.
WHEREAS, on July 10, 2014, the parties engaged in a mediation with Magistrate Judge Fallon which did not result in a settlement.
WHEREAS, on July 18, 2014, Defendants answered the First Amended Complaint. WHEREAS, on October 1, 2014, Plaintiff moved for leave to amend the First Amended Complaint to add a new claim regarding individual Defendant Joe Kiani’s 2012 employment agreement, the reimbursement of certain travel and related expenses to Mr. Kiani and certain disclosures made by the Board regarding the above (“Additional 2012 Employment Agreement Issues”). Defendants filed an opposition to that motion on October 20, 2014. The motion is pending.
WHEREAS, on October 14, 2014, Defendants and Masimo filed several motions for summary judgment and/or partial summary judgment.

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WHEREAS, on October 15, 2014, Plaintiff moved for summary judgment.
WHEREAS, on October 31, 2014, Plaintiff filed his opposition to Defendants’ motions for summary judgment and/or partial summary judgment. Included in this opposition was an argument that Defendants breached their fiduciary duties by awarding certain director options before those directors were eligible to receive them because prior options had not yet fully vested (the “Additional Full Vesting Issues”).
WHEREAS, on December 11, 2014, the Court held oral argument on the Parties’ respective summary judgment motions. The motions are pending.
WHEREAS, after the July 10, 2014 mediation, the Parties continued to engage in extensive arm’s-length and good-faith efforts to explore resolution of the controversy by settlement, including a private mediation with Jed D. Melnick, Esq. of JAMS on March 17,   2015.
WHEREAS, after extensive negotiations, Plaintiff, through his counsel, and Defendants, through their counsel, reached an agreement to settle the Action. The agreement was set forth in  a Memorandum of Understanding (“MOU”) that was executed by the Parties on April 13, 2015, providing for the settlement of the Action, including the Additional 2012 Employment  Agreement Issues and the Additional Full Vesting Issues. The settlement was reached after arm's-length negotiations, through the mediator, between the Parties who were all represented by counsel with relevant experience and expertise.
II. DEFENDANTS’ DENIALS OF WRONGDOING AND LIABILITY
Each Defendant has denied and continues to deny each and all of the claims and contentions alleged in the Action. Each Defendant expressly  has denied and continues to deny  all charges of wrongdoing or liability arising out of or relating in any way to the events, conduct,

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statements, acts or omissions alleged, or that could have been alleged, in the Action, and Defendants contend that many of the factual allegations in the Action are materially inaccurate. Defendants also have denied and continue to deny, inter alia, the allegations that Plaintiff, Masimo, or Masimo’s stockholders have suffered damage, or that Plaintiff, Masimo, or  Masimo’s stockholders have been harmed in any way by the conduct alleged in the Action or otherwise. Defendants have further asserted that, at all times, they acted in good faith and in a manner they reasonably believed to be and that was in the best interests of Masimo and its stockholders. Nonetheless, Defendants have concluded that further defense of the Action would be protracted and expensive, and that it is desirable that the Action be fully and finally settled in the manner and upon the terms and conditions set forth in this Agreement. Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex   cases like the Action. Defendants are entering into this Agreement because the proposed settlement would eliminate the burden and expense of further litigation, and because the settlement provides substantial benefits and is in the best interests of Masimo and its stockholders.
III. PLAINTIFF’S CLAIMS AND THE BENEFITS OF THE SETTLEMENT
Plaintiff believes that the claims asserted in the Action have merit. However, Plaintiff recognizes and acknowledges the expense and length of continued legal proceedings necessary to prosecute the Action through trial and the appeals process. Plaintiff’s counsel have taken into account the uncertain outcome and the risk of any litigation, especially in complex litigations such as the Action, as well as the difficulties and delays inherent in such litigation. Plaintiff’s counsel believe that the settlement set forth in this Agreement confers substantial benefits upon Masimo and its stockholders. Based upon their evaluation and the mediator’s recommendation,

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Plaintiff’s counsel determined that the settlement set forth in this Agreement is in the best interests of Plaintiff, Masimo, and Masimo’s stockholders.
NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the Parties, by and through their respective counsel of record, that, subject to the approval of the Court, the Released Claims shall be fully, finally, and forever compromised, settled and released, and the Action shall be dismissed with prejudice, upon and subject to the terms and conditions of this Agreement, as follows.
IV. TERMS OF THE SETTLEMENT
1. DEFINITIONS
As used in this Agreement, the following terms have the meanings specified below.  In  the event of any inconsistency between any definition set forth below and any definition set forth in any other document related to the settlement set forth in this Agreement, the definition set  forth below shall control.
1.1 “Effective Date” means the first date by which all of the events and conditions specified in ¶ 4.2 hereof have occurred or been met.
1.2 “Final” means, with respect to any order of court, including, without limitation,  the Judgment, that such order represents a final and binding determination of all issues within its scope and is not subject to further review on appeal or otherwise. Without limitation, an order becomes “Final” when: (a) no appeal has been filed and the prescribed time for commencing any appeal has expired; or (b) an appeal has been filed and either (i) the appeal has been dismissed and the prescribed time, if any, for commencing any further appeal has expired, or (ii) the order has been affirmed in its entirety and the prescribed time, if any, for commencing any further appeal has expired. For purposes of this paragraph, an “appeal” includes appeals as of right, discretionary   appeals,   interlocutory   appeals,   proceedings   involving   writs   of   certiorari or

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mandamus, and any other proceedings of like kind. Any appeal or other proceeding pertaining solely to an order issued in connection with an application for attorneys’ fees or expenses and/or compensation to Plaintiff or his counsel shall not in any way delay or preclude the Judgment  from becoming Final.
1.3 “Judgment” means the judgment to be entered by the Court dismissing the Action with prejudice as articulated in Paragraph 4.1 and containing the release of claims defined herein at Paragraphs 1.4 and 1.6.
1.4 “Released Claims” shall collectively mean any and all claims for relief (including Unknown Claims as defined in ¶ 1.6 hereof), rights, demands, causes of action, liabilities, debts, obligations, matters, issues and suits of any kind whatsoever, whether known or unknown, contingent or absolute, matured or unmatured, in law or in equity, discoverable or  undiscoverable, whether or not concealed or hidden, that have been, could or might have been, or in the future might be asserted by Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, or any of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo), based upon, arising out of, or in any way relating to: (a) any matter set forth, alleged or otherwise referred to in the Action including those matters asserted in the Complaint and First Amended Complaint, as well as the Additional 2012 Employment Agreement Issues and the Additional Full Vesting Issues; and (b) the settlement of the Action, and the attorneys’ fees, costs, and expense incurred in defense of the Action. Notwithstanding the foregoing, Released Claims shall not include any claims to enforce the terms of this Agreement.
1.5 “Released Persons” means each and all of Defendants on behalf of themselves and of their heirs, predecessors, successors, representatives and assigns, and with respect to

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corporate entities on behalf of each of their respective past, present or future directors, officers, employees, partnerships and partners, principals, agents, controlling stockholders, attorneys, accountants, auditors, investment banks and investment bankers, underwriters, advisors, financial advisors, personal or legal representatives, analysts, agents, associates, servants, insurers, co- insurers and reinsurers, predecessors, successors, parents, subsidiaries, divisions, assigns,  trustees, beneficiaries, joint ventures and joint venturers, spouses, heirs, executors,  administrators, related or affiliated entities, members of a Defendant’s family, any entity in  which any Defendant and/or any member(s) of that Defendant’s family has or have a controlling interest (directly or indirectly), and any trust of which any Defendant is the settlor or which is for the benefit of any Defendant and/or member(s) of his family.
1.6 “Unknown Claims” means any Released Claim that Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, or any   of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo)   do not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons, including claims which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her  or its decision not to object to this settlement. Unknown Claims include those claims in which some or all of the facts comprising the claim may be unsuspected, or even undisclosed or hidden. In this regard, with respect to the Released Claims, the Parties stipulate and agree that, upon the Effective Date, Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo) and Masimo shall expressly waive, and each of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo) shall be  deemed to have and by operation of the Judgment shall have expressly waived, the provisions,

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rights and benefits conferred by § 1542 of the California Civil Code, and by any law of any state or territory of the United States or any other state, sovereign, or jurisdiction, or any principle of common or foreign law that is similar, comparable or equivalent to § 1542 of the California Civil Code, which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, and Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo) may hereafter discover facts in addition to or different from those which he, she, or it now knows or believes to be true with respect to the subject matter of the Released Claims, but, upon the Effective Date, each Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo) and Masimo shall expressly settle and release, and each of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo) shall be deemed to have and by operation of the Judgment shall have fully, finally, and forever settled and released, any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, that now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct that is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional  facts.  The  Parties acknowledge, and each of Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, and Masimo’s stockholders (in their capacity as

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stockholders derivatively on behalf of Masimo) shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and agreed upon with the express intention of releasing Unknown Claims, and is a key element of the settlement  of which this release is a part.
2. SETTLEMENT CONSIDERATION
2.1 As a result of, among other things, discussions between and among the Parties, it is agreed that, in consideration for the full settlement and release of all Released and Unknown Claims (as defined herein), Masimo, the Board and the committees thereof (as appropriate) have agreed to implement, to the extent they have not already done so, the corporate governance measures described in the Corporate Governance Term Sheet attached as Exhibit A hereto, and that such corporate governance measures will remain in effect for a period of five (5) years following final approval of the Settlement. After the time period has expired, Masimo, the Board and the committees thereof may exercise their discretion in deciding whether to continue any of the aforementioned practices or procedures.
2.2 Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Action, discussions with Plaintiff’s counsel and resulting Board deliberations were substantial and material causes of the Board’s decision to undertake the corporate governance measures reflected in Exhibit A.
2.3 In no event, however, shall Masimo or the Defendants be obligated to adopt, implement or enforce any measures that, either now or in the future, conflict with or are  otherwise inconsistent with the listing requirements of any exchange on which its stock is traded, any regulation of the U.S. Securities & Exchange Commission, or any applicable law, rule, or regulation.   Masimo and the Defendants shall not be in breach of this Agreement if they determine not to implement or continue any of the items listed in Exhibit A in order to comply

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with listing requirements of any exchange on which its stock is traded, any regulation of the U.S. Securities & Exchange Commission, or any applicable law, rule, or regulation.
3. RELEASES
3.1 Releases. Upon the Effective Date, Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, and each of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo) shall be deemed to have and by operation of the Judgment shall have fully, finally, and forever released, relinquished and discharged all Released Claims against the Released Persons including Unknown Claims, and shall have covenanted not to sue the Released Persons with respect to all such Released Claims, and shall be permanently barred and enjoined from instituting, commencing, or prosecuting the Released Claims against the Released Persons except to enforce the releases and the other terms and conditions contained in the Agreement or the Judgment entered pursuant thereto. Nothing herein shall in any way impair or restrict the rights of any of  the Parties to enforce the terms of this Agreement.
3.2 Releases by the Released Persons. Upon the Effective Date, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally and forever released, relinquished and discharged Plaintiff and Plaintiff’s counsel from all claims, arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the claims asserted or which could have been asserted in the Action, including  but not limited to the claims as set forth in the Complaint and First Amended Complaint and including the Additional 2012 Employment Agreement Issues and Additional Full Vesting  Issues, except to enforce the releases and the other terms and conditions contained in the Agreement or the Judgment entered pursuant thereto. Nothing herein shall in any way impair or restrict the rights of any of the Parties to enforce the terms of this Agreement.

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4. CONDITIONS AND EFFECTIVE DATE
4.1 As soon as practicable upon execution of this Agreement, Plaintiff’s counsel shall submit the Agreement together with its Exhibits to the Court and shall apply for entry of an  Order (the "Preliminary Approval Order"), substantially in the form of Exhibit B attached hereto, requesting:  (a) preliminary approval of the Settlement; (b) approval of the Notice of Pendency   of Derivative Action, Proposed Settlement of Derivative Action, and Settlement Hearing (“Notice”) substantially in the form of Exhibit C attached hereto; (c) approval of the final Judgment substantially in the form of Exhibit D; and (d) a date for a hearing on final approval of the Settlement (the "Settlement Hearing").
4.2 The “Effective Date” of this Agreement shall be deemed to occur when each and every one of the following conditions shall have occurred:
(a) The Court has granted, in all material respects, the Preliminary Approval Order;
(b) The Court has granted, in all material respects, the Judgment; and
(c) The Judgment has become Final.
4.3 The Parties agree to, and agree to cause their respective counsel to, cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of this Agreement, and to exercise their reasonable best efforts to accomplish the foregoing terms and conditions of this Agreement.
4.4 Should any of the foregoing conditions set forth in Paragraph 4.2 fail to occur, including if the Court should decline to grant the requested approval, this Agreement shall terminate, and be null and void and of no force and effect for all purposes, and all negotiations, transactions, and proceedings connected with the Agreement shall be without prejudice to the

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rights of any party in the Action, who shall be restored to their respective positions immediately prior to the execution of the Agreement.
5. NOTICE; ATTORNEYS’ FEES AND EXPENSES
5.1 Upon the Court’s entry of the Preliminary Approval Order, notice of the terms set forth in the Agreement shall be provided to current record holders and beneficial owners of common stock of Masimo as follows:
(a) Not later than ten (10) calendar days after the date the Court enters the Preliminary Approval Order, Masimo shall cause the Notice to be mailed to the current  record holders and beneficial owners of common stock of Masimo via first-class mail through   the U.S. Postal Service, or an equivalent method of mailing;
(b) Plaintiff’s counsel, Levi & Korsinsky, LLP, will provide the  Notice in response to written requests for the Notice by interested persons; and
(c) At least ten (10) calendar days prior to the Settlement Hearing Masimo shall file with the Court proof, by affidavit or declaration, of mailing of the Notice.
5.2 The cost of mailing and publishing the Notice under the terms of this Agreement shall be borne by Masimo and/or its insurers, and neither Plaintiff nor Defendants shall otherwise be responsible for any costs associated with providing notice of this Agreement or the Settlement Hearing.
5.3 In light of benefits produced for Masimo by Plaintiff and Plaintiff’s counsel in connection with this Agreement and the Action leading up to it, Plaintiff and Plaintiff’s counsel intend to seek an award from the Court of two million dollars ($2,000,000) as compensation for attorneys’ fees and expenses, subject to Court approval (“Fee and Expense Award”). In connection with such distribution of the Fee and Expense Award, Plaintiff and his counsel may request that the Court approve payment of a service award to Plaintiff to be paid out of the Fee

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and Expense Award in an amount not to exceed $20,000, which request will not be opposed by Defendants or Masimo. Plaintiff and Plaintiff’s counsel agree not to request that any greater aggregate amount be awarded to Plaintiff’s counsel or Plaintiff by the Court, agree not to seek payment of attorney’s fees and expenses from any other person or entity, and agree that no other or greater payments or awards shall be requested from the Court. Plaintiff and Plaintiff’s counsel all agree and represent that any Fee and Expense Award approved by the Court will not  otherwise be distributed directly or indirectly to any current or former Masimo stockholders.
5.4 Defendants agree to support the Fee and Expense Award as fair and reasonable in light of the settlement and this Agreement. However, the Parties expressly agree that entry of the Judgment and the Effective Date of the Agreement (including the effectiveness of the Releases) are not conditioned upon the approval by the Court of any such attorneys' fees, expenses, or service award to Plaintiff and/or Plaintiff’s counsel.
5.5 Within Twenty (20) calendar days of entry of the Judgment, consistent with the provisions of ¶ 5.3, Masimo shall cause its insurer(s) or their successor(s) to pay the Fee and Expense Award awarded by the Court (but not more than the amount stated in ¶ 5.3),  to Plaintiff’s counsel, Levi & Korsinsky LLP, by wire transfer to Levi & Korsinsky’s trust account pursuant to wire instructions and W-9 information to be provided by Levi & Korsinsky LLP. Plaintiff’s counsel shall have sole discretion in determining the division and timing of the distribution of the Fee and Expense Award, including any service award.  Any such payment  shall be made subject to the joint and several obligations of Plaintiff’s counsel to make appropriate refunds or repayment to Masimo if any specified condition to the Agreement is not satisfied or, as a result of any successful appeal, further proceedings on remand requiring the return of the Fee and Expense Award, and/or successful collateral attack, the Court’s approval of

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the Agreement and/or entry of Judgment is reversed or materially modified, or if the Fee and Expense Award are reduced or reversed.
5.6 Defendants, Masimo, and their respective insurers shall have no responsibility, obligation, or liability whatsoever with respect to, the allocation of the Fee and Expense Award among Plaintiff’s counsel, or any other person who may assert some claim thereto. Except as provided herein, the Released Persons shall bear no other expenses, costs, damages or fees alleged or incurred by the Plaintiff, by any other Company stockholder, or by any of their attorneys, experts, advisors, agents or representatives, and the Released Persons shall have no responsibility for, and no liability with respect to, the fee and/or expense allocation among Plaintiff’s counsel and/or any other person who may assert any claim thereto.
6. MISCELLANEOUS PROVISIONS
6.1 Plaintiff’s Representation & Warranty. Plaintiff represents and warrants that he was a stockholder of Masimo from November 5, 2007 through the date of this Agreement, and at all times has continued to be an uninterrupted stockholder of Masimo through the prosecution of this Action and the Effective Date of this Agreement.
6.2 Confidentiality. All orders and agreements made during the course of this Action that relate to the confidentiality of information shall survive this Agreement.
6.3 Severability. The failure by any particular Defendant or Masimo to comply with any term of this Agreement or the Court Order approving this Agreement shall not give rise to a claim against any other Defendants or Parties who have complied. Nor shall the failure by any Defendant or Masimo to comply with any term of this Agreement or the Court Order approving this Agreement affect the Releases of other Defendants or Parties who have complied.

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6.4 No Admission of Fault. This Agreement shall in no event be construed as or deemed to be evidence of an admission or concession by Defendants or Masimo with respect to any claim of any fault, liability, wrongdoing, or damage whatsoever.
6.5 Advice of Counsel. Each party hereto received independent legal advice from attorneys of his, her, or its choosing with respect to the advisability of entering this Agreement, the releases provided for in this Agreement and the other terms and conditions of  this  Agreement. This Agreement has been  negotiated by the Parties and counsel, and in the event  that the Court or any other court is called upon to interpret this Agreement, no one party or group or parties shall be deemed to have drafted this Agreement. It is not to be construed against any party as the drafting party.
6.6 Entire Agreement. This Agreement embodies the entire agreement of the Parties. There are no further or other promises, agreements, understandings, terms, conditions or obligations other than those contained herein. This Agreement supersedes all previous communications, representations or agreements, either verbal or written, between the Parties or their attorneys, including the MOU executed by the Parties effective April 13, 2015.
6.7 No Rights of Subrogation. Plaintiff represents and warrants that no person, entity, firm, corporation, or insurance company, has received any rights of subrogation, or substitution  to the claims made, or which could have been asserted by Plaintiff in the Action, and that there are no liens—voluntary, involuntary, statutory, or otherwise—relating to Plaintiff’s Claims in the Action, or this Agreement. Defendants and Masimo represent and warrant that no person, entity, firm, corporation, or insurance company, has received any rights of subrogation, or substitution  to the claims, if any, which could have been asserted by Defendants and/or Masimo in the

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Action, and that there are no liens—voluntary, involuntary, statutory, or otherwise—relating to such claims or this Agreement.
6.8 No Transfer or Assignment of Claims. Plaintiff represents and warrants he has not assigned, transferred or conveyed, nor purported to assign, transfer or convey to any person, entity, firm, corporation, or insurance company, any rights, claims or causes of action (or any portion thereof) he may have, or have had, against any or all of the Defendants, with respect to Plaintiff’s claims in the Action or any matters described in the Action. Defendants represent and warrant they have not assigned, transferred or conveyed, nor purported to assign, transfer or convey to any person, entity, firm, corporation, or insurance company, any rights, claims, or causes of action (or any portion thereof) they may have, or have had, against Plaintiff, with respect to the claims, if any, which could have been asserted by Defendants and/or Masimo in   the Action.
6.9 Authority to Execute. The individuals executing this Agreement on behalf of the Parties represent and warrant that they have the authority to act on behalf of their principal and execute this document on their principal’s behalf.
6.10 Limited  Right of Appeal. The Parties covenant and agree not to appeal the Judgment.  Nothing in this paragraph should be construed to grant or confer any right of appeal  to any party or nonparty to this action, other than as already exists and as provided by applicable law, if any.
6.11 Execution of Agreement in Counterparts. This Agreement requires authorized signatures on behalf of all Parties, in each of the signature lines set forth below, but may be executed in counterparts. All counsel who execute this Agreement on behalf of their clients represent and warrant that they have authority to do so on behalf of their respective clients.

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6.12 Stay of All Proceedings. Pending Court approval of the Agreement, the Parties agree to stay any and all proceedings other than those incidental to the Agreement itself. The Parties shall agree to extensions of time with respect to pleadings and other Court deadlines and filings as are appropriate in the context of this Agreement.
6.13 Third Party Beneficiaries. No third parties are intended beneficiaries of this Agreement and the promises contained therein, with the exception of those non-Parties who are among the Released Persons to whom the Releases contained in ¶ 3.1 extend.
6.14 Amendments. This Agreement may be amended only by a written instrument executed by all Parties or by attorneys authorized to act on their behalf.
6.15 Governing Law.  This Agreement shall be governed by the laws of the state of Delaware.
6.16 No Press Releases or Statements to the Press. Other than as required by law, none of the Parties, or any of the Parties’ respective attorneys or representatives, shall issue any press release or make any other statement to the press concerning this Agreement or the settlement of the Action.
6.17 The Court Shall Retain Jurisdiction. The Court shall retain jurisdiction over the implementation and enforcement of this Agreement.
6.18 Section Headings for Convenience Only. The section headings used throughout this Agreement are for convenience only and shall not affect the construction or interpretation of the Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused the Agreement to be executed by their duly authorized attorneys.

DATED: May 5, 2015	Respectfully submitted,

/s/ Brian E. Farnan

Brian E. Farnan (#4089)
Michael J. Farnan (#5165)
FARNAN LLP
919 Market Street, 12th Floor
Wilmington, DE 19801
Telephone: (302) 777-0300
Facsimile: (302) 777-0301
bfarnan@farnanlaw.com
mfarnan@farnanlaw.com

LEVl & KORSINSKY LLP EDUARD KORSINSKY Steven J. Purcell 30 Broad Street, 24th Floor New York, NY 10004 Tel: (212) 363-7500 Fax: (866) 367-6510

Attorneys for Plaintiff

/s/ J. Clayton Athey

J. Clayton Athey (#4378)
Eric J. Juray (#5765)
PRICKETT, JONES & ELLIOTT
1310 King Street, P.O. Box 1328
Wilmington, DE 19899
Teleph one: (302) 888-6500
Facsimile: (302) 658-8111
jcathey@prickett.com
ejuray@prickett.com

PAUL HASTINGS LLP Peter M. Stone 1117 S. California Avenue Palo Alto, CA 94304 Telephone: (650) 320-1800

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Facsimile (650) 320-1900

PAUL HASTINGS LLP William F. Sullivan 515 S. Flower Street, 25th Floor Los Angeles, CA 90071 Telephone: (213) 683-6000 Facsimile: (213) 627-0705

Attorneys for Individual Defendants Joe Kiani,
Steven J. Barker, Robert coleman, Jack
Lasersohn, Sanford Fitch, Jon Coleman Mark
P. de Raad, Rick Fishel, Yongsam Lee, and
Anand Sampath, and former Individual
Defendant Edward Cahill

/s/ Anne C. Foster

Anne C. Foster (#2513)
Susan Hannigan (#5342)
RICHARDS, LAYTON & FINGER, P.A.
920 N. King Street
Wilmington, DE 19801
Teleph one: (302) 651-7700
Facsimile: (302) 651-7701
foster@rlf.com
hannigan@rlf.com

Attorneys for Nominal Defendant Masimo Corp.

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EXHIBIT A

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CORPORATE GOVERNANCE TERM SHEET
Exhibit A to Stipulation of Settlement and Agreement
Ausikaitis v. Kiani, et al., C.A. No. 12-cv-1175-SLR

a)	The Board has appointed Craig Reynolds as a new independent director.
b)	The Board has appointed new independent director Craig Reynolds to the Compensation Committee.
c)	The Board shall appoint Mr. Reynolds as Chairman of the Compensation Committee within the next thirty days.
d)	The Board has also appointed independent director Sanford Fitch to the Compensation Committee.
e)	The Board has appointed General Counsel Tom McClenahan to replace CFO Mark de Raad as corporate secretary.
f)
Stock options will not be granted during a blackout period to any person who is an incumbent Section 16 officer and/or a director. The Compensation Committee  in its minutes  or consents or the General Counsel or Compliance Officer in a written report to the Compensation Committee shall certify that the subject awards were not granted during a blackout period.

g)
The Board will vote to increase the size of the Board to at least 7 directors, subject to the Board finding an appropriate and suitable independent candidate to nominate for a directorship on the Board.

h)
Within one year, the Board will engage a third party  to review  the process  by which stock options and other equity award grants are made  and  delivered.  This  engagement will include (I) a review of the Company's committee charters and other governing documents, and any applicable compensation plans, including the Plan, and (2) the development of a checklist of key provisions to be reviewed prior to the issuance and delivery  of any  incentive awards.  The  checklist must  require  that  the  GeneraI   Counsel or his/her designee analyze and confirm that, with respect to any contemplated incentive award: (i) the overall shares available under the applicable plan are sufficient to cover the proposed grant, and (ii) the individual limits set forth in the applicable plan would not be exceeded by awarding the proposed grant. Such  evaluation  shall  include an  analysis of the proposed grant and all other grants occurring during the relevant period.

i)	The General Counsel and/or the Compliance Officer will report annually to the Board on the Company's compliance with its procedures, policies and guidelines for issuing stock options.
j)	The Company's external financial statement auditors will periodically debrief the Compensation Committee regarding any changes to stock grant accounting policies and regulatory guidance.
1

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k)	The Board shall implement a policy requiring reporting of suspected violations of Masimo's compensation plans to the Company's Chief Compliance Officer and/or General Counsel.
1)	The Board and the Compensation Committee shall agree to comply at all times with any applicable Masimo compensation plan.
m)	The Board, via the Company's stock option administrator or otherwise, shall retain adequate documentation of all awards made under the Company's plan.
n)
The Board and the Compensation Committee will receive training by an independent consultant concerning laws and regulations governing all operative compensation plans and the Company's Insider Trading policy. This requirement will include periodic (every 3 years) refresher training as well as training for any new member of the Board and/or Compensation Committee.

o)	The Compensation Committee has met in-person and telephonically with a new independent compensation consultant.
p)
The Compensation Committee will continue to meet in-person and telcphonically with an independent compensation consultant periodically. Such consultant shall assist the Compensation Committee with analyzing, and shall make  recommendations with respect to, compensation programs, policies and practices.

q)
Where awards are to be made to non-executive directors, the Board or  Compensation Committee will award non-executive director compensation that is  comprised  of  a  mix  of cash and equity-based compensation rather than just stock options.

r)
The Compensation Committee will formally review and approve all disclosures in proxy statements containing executive compensation disclosures before the proxy statements are publicly filed. Such review will be with the assistance of the independent compensation consultant.

s)
The Compensation Committee will meet separately or with the full Board for  each regularly scheduled meeting. At the Compensation Committee meeting, the Compensation Committee will hold an executive session outside of the presence  of  any  Masimo executive officer. The minutes for the Compensation Committee meetings will reflect that such an executive session took place.

t)
The Board and/or Compensation Committee shall disclose to shareholders its reasons for deviating, granting an exception to or amending any previously disclosed policy governing stock option grants if the Board and/or Compensation Committee determines that the deviation, granting of an exception or policy amendment is material to shareholders.

u)
The Board will amend the Compensation Committee's Charter to remove the provision that automatically amends the Charter if the Compensation Committee were to approve an action or interpretation that is inconsistent with the Charter.

2

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v)	The Board's Committees shall have standing authorizations, at their discretion, to obtain legal or other advisors of their choice, who shall report directly to the Board or the Committee.
w)
All independent directors of the Company must satisfy the definition of an "independent director" as set forth in NASDAQ Listing Rules, or such other primary exchange where the Company's securities are listed, and must have no material relationships with the Company, including members of the Company's senior management, that would impair such director's independence as determined by the Board. On at least an annual basis (and whenever an individual is considered by the Nominating and Corporate Governance Committee for election as a director), the Board will analyze each current or prospective director's eligibility to be classified as "independent" under the standard set forth above, taking into consideration, among other things, (i) transactions between the Company and any other entity with which a director or a member of a director's immediate family or household is affiliated, (ii) charities in which a director was a partner, controlling shareholder, director, executive officer, trustee or member that have a relationship with the Company that may be relevant to independence considerations, (iii) employment by the Company of a member of a director's immediate family or household, and (iv) if a current director, the length of the director's service on the Board of the Company.

x)
Any individual who has been an employee of the Company within the past three (3) years shall be presumed to be non-independent, subject to a formal determination by the independent directors that, notwithstanding such employment, such individual can be deemed independent.

y)
In the event that a majority of the Company's shareholders vote against the election of a director nominee, the nominee shall submit a letter of resignation as soon as reasonably practicable and such resignation will be effective upon the Board of Directors' acceptance of such letter of resignation.

z)
All properly submitted shareholder proposals shall be evaluated by a Committee of independent directors, chaired by an Independent Chairman and assisted by outside advisors, if necessary. The Committee shall recommend to the Board for or against such shareholder proposal and the reasons for such recommendation. With respect to each shareholder proposal required to be included in a Company proxy statement, the Board shall publish any recommendation it may have for or against such proposal and the reason for such recommendation in a proxy statement.

aa)
Masimo has or shall appoint a Chief Compliance Officer, who may  be  the  Company's chief legal officer. The Chief Compliance Officer will have responsibility for and shall review existing policies, practices, and procedures pertaining to applicable laws, rules, and regulations to ensure the Company's compliance therewith. In determining  whether  the role of chief legal officer should or should not be separated from the role of Chief Compliance Officer, the Board will consider at least the following factors: (i) whether comparable companies are separating the roles of general counsel and chief compliance officer, and why or why not; (ii) the current composition of the Company's legal department

3

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and the skill sets and experience of the members of the legal department; (iii) the current and historical levels of the Company's compliance-related issues; and (iv) the current management structure of the Company.

bb)
The Board's Nominating, Compliance and Corporate Governance Committee ("NCCG Committee") shall assess Masimo's compliance with all federal and state rules and regulations and all codes of ethics and conduct. The Chair of the NCCG Committee may consult with Masimo's General Counsel's Office and/or retain outside advisors. Masimo's Chief Compliance Officer shall report directly to the NCCG Committee. The NCCG Committee's responsibilities are or will be recorded in the NCCG Committee's Charter and does or will include the following:

•
The development of a legal compliance and ethics program designed to evaluate, maintain and correct, when appropriate, Masimo's overall compliance with all federal and state rules and regulations and all codes of ethics and conduct.

•
Whenever it appears that a violation of any federal or state law or code of ethics or conduct has occurred or is about to occur, the NCCG Committee may determine whether an investigation is necessary. If the NCCG Committee determines that an investigation is warranted, the committee may notify the Audit Committee, the Chief Executive Officer, the General Counsel and the Chief Financial Officer of its determination, and has the sole authority to select, retain and terminate consultants, legal counsel or other advisors, including director search firms, to advise the Committee, at the expense of the Company, and to approve the terms of any such engagement and the fees of any such consultants, legal counsel or advisors. In selecting a consultant or other advisor, the Committee will take into account factors that may be required by applicable law or listing standards or that it otherwise considers appropriate.

•
In consultation with the Audit Committee, the NCGC Committee may review and, if appropriate, improve or suggest improvement to Masimo' s existing procedures for the receipt, retention and consideration of reports or evidence of violations of applicable federal or state law or code of ethics or conduct.

•
The NCCG Committee may inform the Audit Committee, the Chief Executive Officer, the General Counsel and the Chief Financial Officer of a report of evidence of a violation (except, in the case of the Chief Executive Officer, General Counsel and Chief Financial Officer only, where the Chair of the NCCG Committee believes that such a report would be inappropriate).

cc)
The Company has or will establish a formal review, consistent with the requirements of the Dodd-Frank Act and any other federal law or regulation, to consider and, where appropriate, effect compensation clawbacks for executives who engaged in acts or omissions that are ultimately determined, by final judicial decision or order for which there is no further right to appeal, to involve intentional misconduct or a knowing violation of the law.

dd)	The NCCG Committee shall meet at least twice per fiscal year.
4

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ee)	Neither the Chairman of the Board, if not independent, nor any other Section 16 corporate officer shall serve as a member of the NCCG Committee.
ff)
The Company has or will establish procedures by which the NCCG Committee of the Company is responsible for formally considering and recommending to the Board candidates to be nominated for election or reelection to the Board at each annual meeting of stockholders or to be elected by the Board as necessary to fill vacancies and newly created directorships.

gg)	The Board will engage in succession planning for its Section 16 officers.
hh)
The Compensation Committee Chair will be responsible for (i) coordinating and monitoring executive sessions of the Board concerning matters relating to executive compensation, (ii) acting as principal liaison with the Company's Chairman and Chief Executive Officer concerning matters relating to executive compensation, and (iii) determining the nature, and quantity of information provided to the independent directors by the Company's management, including information specifically requested by the Chair.

ii)
The NCCG Chair will be responsible for (i) coordinating and monitoring executive sessions of the Board concerning matters relating to corporate governance, (ii) acting as principal liaison with the Company's Chairman and Chief Executive Officer concerning matters relating to corporate governance, and (iii) determining the nature, and quantity of information provided to the independent directors by the Company's management, including information specifically requested by the Chair.

5

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EXHIBIT B

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IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

JOSEPH P. AUSIKAITIS, derivatively on behalf of MASIMO CORPORATION, Plaintiff, v. JOE KIANI, et al., Defendants, -and- MASIMO CORPORATION, a Delaware Corporation, , Nominal Defendant.	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 1:12-cv-1175-SLR JURY TRIAL DEMANDED

[PROPOSED] ORDER ON UNOPPOSED MOTION FOR
PRELIMINARY APPROVAL OF SETTLEMENT
WHEREAS, Plaintiff Joseph P. Ausikaitis has moved, pursuant to Federal Rule of Civil Procedure 23.1, for an order (i) preliminarily approving the settlement of the Action, in accordance with a Stipulation and Agreement of Settlement (“Agreement”), which, together with the Exhibits annexed thereto, sets forth the terms and conditions for a proposed settlement and dismissal of the Action with prejudice; (ii) approving for distribution the form of notice  described in the Agreement; and (iii) scheduling a fairness hearing before the Court to determine whether the proposed settlement should be finally approved; and
WHEREAS, the Court, having considered the Unopposed Motion for Preliminary Approval of Derivative Settlement and Notice to Masimo Stockholders, the Agreement, and the Exhibits annexed thereto:

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NOW, THEREFORE, IT IS HEREBY ORDERED:
1. Plaintiff’s Unopposed Motion for Preliminary Approval of Derivative Settlement and Notice to Masimo Stockholders (D.I. _____) is GRANTED.
2. This Court does hereby preliminarily approve, subject to further consideration at the Settlement Hearing described below, the Agreement and the settlement set forth therein, including the terms and conditions for settlement and dismissal with prejudice of this Action.
3. A hearing (the “Settlement Hearing”) shall be held on June [17], 2015 at [[9]:00 a.m.] before this Court in Courtroom 4B, located at J. Caleb Boggs Federal Building, 844 N. King Street, Wilmington, DE 19801, to determine whether the settlement provided for in the Agreement is fair, reasonable, and adequate to Masimo Corporation (“Masimo”) and its current stockholders as of April ___, 2015, and should be approved by the Court; whether a Judgment as provided in ¶ 1.3 of the Agreement should be entered herein; and to award attorneys’ fees to Plaintiff’s counsel and a service award to Plaintiff.
4. This Court approves, as to the form and content, the Notice of Pendency of Derivative Action, Proposed Settlement of Derivative Action, and Settlement Hearing (the “Notice”), attached as Exhibit C to the Agreement, and finds that the mailing of these notices, substantially in the manner and form set forth in the Agreement and this Order, meets the requirements of Federal Rule of Civil Procedure 23.1 and due process, as the best notice practicable under the circumstances, and shall constitute due and sufficient notice to Masimo’s stockholders. The cost of mailing the Notice shall be borne by Masimo and/or its insurers. Any interested party may request, in writing to Plaintiff’s counsel at the address below, to receive a copy of the Notice.

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5. Not later than ten (10) calendar days after the date the Court enters this Order, Masimo shall cause the Notice to be mailed to the current record holders and beneficial owners  of common stock of Masimo via first-class mail through the U.S. Postal Service, or an equivalent method of mailing.
6. Plaintiff’s counsel, Levi & Korsinsky will provide the Notice in response to written requests for the Notice by interested persons.
7. At least ten (10) calendar days prior to the Settlement Hearing, Masimo shall file with the Court proof, by affidavit or declaration, of such mailing and publishing.
8. All Masimo stockholders shall be bound by all orders, determinations and judgments in this Action concerning the settlement, whether favorable or unfavorable to the Masimo stockholders.
9. Pending final determination of whether the settlement should be approved, no Masimo stockholders, either directly, representatively, or in any other capacity, shall commence or prosecute against any of the Released Persons, any action or proceeding in any court or tribunal asserting any of the Released Claims.
10. All papers in support of the settlement shall be filed with the Court and served at least fifteen (15) calendar days before the date of the Settlement Hearing.
11. Any current Masimo stockholders as of April ___, 2015, the date the Agreement was filed, may appear and show cause, if he, she or it has any reason why the settlement should not be approved as fair, reasonable and adequate, or why a Judgment should not be entered thereon, or why attorneys’ fees should not be awarded to Plaintiff’s Counsel; provided, however, that no Masimo stockholders shall be heard or entitled to contest the approval of the terms and conditions of the settlement unless that person has, at least fourteen (14) calendar days before the

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Settlement Hearing, filed with the Clerk of Court and served on the following counsel (delivered by hand or sent by first class mail) written objections and copies of any papers and briefs in support thereof:
Eduard Korsinsky
Steven J. Purcell
LEVI & KORSINSKY LLP
30 Broad Street, 24th Floor
New York, NY 10004
Tel:  (212) 363-7500
Fax:  (866) 367-6510

Brian E. Farnan
Michael J. Farnan
FARNAN LLP
919 Market Street, 12th Floor
Wilmington, DE 19801

Attorneys for Plaintiff Joseph P. Ausikaitis

PAUL HASTINGS LLP
PETER M. STONE
1117 S. California Avenue
Palo Alto, CA 94304
Telephone: (650) 320-1800
Facsimile: (650) 320-1900

PAUL HASTINGS LLP
WILLIAM F. SULLIVAN
515 S. Flower Street, 25th Floor
Los Angeles, CA 90071
Telephone: (213) 683-6000
Facsimile: (213) 627-0705

PRICKETT, JONES & ELLIOTT
J. CLAYTON ATHEY
ERIC J. JURAY
1310 King Street, P.O. Box 1328
Wilmington, DE 19899
Telephone: (302) 888-6500
Facsimile: (302) 658-8111

Attorneys for Individual Defendants Joe Kiani,
Steven J. Barker, Robert Coleman, Jack
Lasersohn, Sanford Fitch, Jon Coleman, Mark P.

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de Raad, Rick Fishel, Yongsam Lee, and Anand
Sampath, and former Individual Defendant
Edward Cahill

RICHARDS, LAYTON & FINGER, P.A.
ANNE C. FOSTER
SUSAN HANNIGAN
920 N. King Street
Wilmington, DE 19801
Telephone: (302) 651-7700
Facsimile: (302) 651-7701

Attorneys for Nominal Defendant Masimo Corp.

The written objections and copies of any papers and briefs in support thereof to be filed in Court shall be delivered by hand or sent by first class mail to:
Clerk of Court
United States District Court
District of Delaware
844 North King St Unit 18
Wilmington, DE 19801-3570
Any Masimo stockholder who fails to object or otherwise request to be heard in the manner prescribed above will be deemed to have waived the right to object to any aspect of the settlement or to otherwise request to be heard (including the right to appeal) and will be forever barred from raising such objection or request to be heard in this or any other action or proceeding, and shall be bound by the settlement, the Judgment, and the releases given.
12. All replies to any objections shall be filed and served at least seven (7) calendar days before the Settlement Hearing.
13. Neither the Agreement, its Exhibits, terms, or provisions, nor any of the negotiations or proceedings connected with it, shall be deemed, used or construed as an admission or concession by any of the defendants in this Action, or as evidence of the truth or

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validity of any of the allegations in this Action, or of any liability, fault or wrongdoing of any kind.
14. The Court reserves the right to adjourn the date of the Settlement Hearing or to modify any other dates set forth herein without further notice to the Masimo stockholders, and retains jurisdiction to consider all further applications arising out of or connected to the settlement. The Court may approve the settlement, with such modifications as may be agreed to by the parties, if appropriate, without further notice to the Masimo stockholders.

IT IS SO ORDERED.

Honorable Sue L. Robinson
United States District Judge

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EXHIBIT C

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EXHIBIT C

TO: ALL CURRENT STOCKHOLDERS OF MASIMO, INC. (“MASIMO” OR THE “COMPANY”) COMMON STOCK AS OF APRIL 30, 2015.

PLEASE TAKE NOTICE that the stockholder derivative action entitled Joseph P. Ausikaitis, derivatively on behalf of Masimo Corporation v. Joe Kiani, et al., Case No. 12-cv-1175-SLR (the “Action”), is being settled and the parties have entered into a Stipulation of Settlement dated April ___, 2015 (“Stipulation”).

IF YOU ARE A CURRENT OWNER OF MASIMO COMMON STOCK, YOUR RIGHTS MAY BE AFFECTED BY PROCEEDINGS IN THE ACTION.  PLEASE NOTE THAT THE ACTION IS NOT A  “CLASS ACTION” AND NO INDIVIDUAL STOCKHOLDER HAS THE RIGHT BE COMPENSATED AS A RESULT OF THIS SETTLEMENT.

On [June 17, 2015, at 9:00 a.m.], a settlement hearing (the “Settlement Hearing”) will be held before The Honorable Sue L. Robinson, District Court Judge for the District of Delaware, in Courtroom 4B, located at J. Caleb Boggs Federal Building, 844 N. King Street, Wilmington, DE 19801, to determine: (i) whether the terms of the settlement should be approved as fair, reasonable, and adequate; and (ii) whether the Action should be dismissed on the merits and with prejudice.

The terms of the settlement set forth in the Stipulation include the adoption and/or implementation of a variety of corporate governance measures, including enhanced requirements for granting stock options to Section 16 officers and/or a director, the appointment of a new Chairman of the Compensation Committee, and a vote of the Board of Directors to increase the number of directors serving on the Company’s Board of Directors.

Any current stockholder of Masimo that wishes to enter an appearance and object to the settlement shall have a right to appear and to be heard at the Settlement Hearing, provided that he or she was a stockholder of record as of April 30, 2015, and that they follow the steps listed below. Any stockholder of Masimo who satisfies this requirement may enter an appearance through counsel of such member’s own choosing and at such member’s own expense or may appear on his, her, or its own. However, no stockholder of Masimo shall be heard at the settlement hearing unless, no later than fourteen (14) days prior to the date of the settlement hearing, such stockholder has filed with the Court and delivered to Plaintiffs’ Counsel, counsel for the Individual Defendants and nominal party   Masimo (listed below):  (a) a written notice of intention to appear; (b) proof of ownership of Masimo stock, including the date(s) such Person acquired his, her or its Masimo shares; (c) a statement of objections to any matter before the Court; and (d) the grounds therefore or the reasons for wanting to appear and be heard, as well as all documents or writings the Court shall be asked to consider. Only stockholders who have followed the procedures above and have filed and delivered valid and timely written notices of objection will be entitled to be heard at the Settlement Hearing unless the Court orders otherwise.

If you wish to object to the settlement, you must file a written objection setting forth the grounds for such an objection with the Court on or before [June 3], 2015, with service on the following parties:

[Counsel listed on following page]

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LEVI & KORSINSKY LLP
Edward Korsinsky
Steven J. Purcell
Christopher Kupka
30 Broad Street, 24th Floor
New York, NY 10004

FARNAN LLP
Brian E. Farnan
Michael J. Farnan
919 Market Street, 12th Floor
Wilmington, DE 19801

Counsel for Plaintiff

PAUL HASTINGS LLP
Peter M. Stone
1117 South California Avenue
Palo Alto, CA 94304

PAUL HASTINGS LLP
William F. Sullivan
515 South Flower Street, 25th Floor
Los Angeles, CA 90071

PRICKET, JONES, & ELLIOT, P.A.
J. Clayton Athey
1310 King Street
P.O. Box 1328
Wilmington, DE 19899

Counsel for the Individual Defendants

RICHARDS, LAYTON & FINGER, P.A.
Anne C. Foster
920 North King Street
Wilmington, DE 19801

Counsel for Nominal Party Masimo Corporation

Inquiries may be made to Steven J. Purcell of Levi & Korsinsky LLP, 30 Broad Street, 24th Floor New York, NY 10004, telephone (212) 363-7500.

DATED: ____ _________________, 2015	BY ORDER OF THE COURT U.S. DISTRICT COURT FOR THE DISTRICT OF DELAWARE

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EXHIBIT D

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

JOSEPH P. AUSIKAITIS, derivatively on behalf of MASIMO CORPORATION, Plaintiff, v. JOE KIANI, et al., Defendants, -and- MASIMO CORPORATION, a Delaware Corporation, , Nominal Defendant.	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 1:12-cv-1175-SLR JURY TRIAL DEMANDED

[PROPOSED] FINAL JUDGMENT AND ORDER OF DISMISSAL

This matter came before the Court for hearing pursuant to the Order of this Court, dated __________, 2015, on the application of Plaintiff for approval of the settlement set forth in the Stipulation and Agreement of Settlement dated April ___, 2015, and the Exhibits thereto (the “Agreement”). Due and adequate notice having been given to the stockholders of Masimo Corporation (“Masimo”) as required in said Order, and the Court having considered all objections raised, if any, and having considered all arguments made and papers filed and proceedings had herein, and otherwise being fully informed and good cause appearing therefore, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:
1. For purposes of this Final Judgment and Order of Dismissal (“the Judgment”) the Court incorporates by reference the definitions in the Agreement, and all capitalized terms used

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herein shall have the same meanings as set forth in the Agreement unless otherwise defined herein.
2. This Court has jurisdiction over the subject matter of the Action, including all matters necessary to effectuate the settlement, and over all parties, including nominal defendant Masimo and its stockholders.
3. Pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, this Court hereby approves the settlement set forth in the Agreement in all respects, and finds that said settlement is, in all respects, fair, just, reasonable, and adequate to, and in the best interests of, Masimo, Masimo’s stockholders, and Plaintiff.
4. This Court further finds the settlement set forth in the Agreement is the result of arm’s-length negotiations between experienced counsel representing the interests of the Parties. Accordingly, the settlement embodied in the Agreement is hereby approved in all respects and shall be consummated in accordance with its terms and provisions. The Parties are hereby directed to perform the terms of the Agreement.
5. The Action and all claims contained therein, as well as all of the Released Claims, are dismissed with prejudice. The Parties are to bear their own costs, except as otherwise provided in the Agreement.
6. The methods of dissemination of the Notice as provided for in the Agreement constituted the best notice practicable under the circumstances to Masimo’s stockholders and meets the requirements of Federal Rule of Civil Procedure 23.1, due process under the United States Constitution, and any other applicable law, and constituted due and sufficient notice to all persons entitled thereto.

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7. Upon the Effective Date, Plaintiff (in both Plaintiff’s individual capacity and Plaintiff’s capacity derivatively on behalf of Masimo), Masimo, and each of Masimo’s stockholders (in their capacity as stockholders derivatively on behalf of Masimo) shall be deemed to have and by operation of the Judgment shall have fully, finally, and forever released, relinquished and discharged all Released Claims against the Released Persons including Unknown Claims, and shall have covenanted not to sue the Released Persons with respect to all such Released Claims, and shall be permanently barred and enjoined from instituting, commencing, or prosecuting the Released Claims against the Released Persons. Nothing herein shall in any way impair or restrict the rights of any of the Parties to enforce the terms of the Agreement.
8. Upon the Effective Date, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally and forever released, relinquished and discharged Plaintiff and Plaintiff’s counsel from all claims, arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the claims asserted or could have been asserted in the Action, including but not limited to as set forth in the Complaint, First Amended Complaint, including the Additional 2012 Employment Agreement Issues and Additional Full Vesting Issues, except to enforce the releases and the other terms and conditions contained in the Agreement or the Judgment entered pursuant thereto. Nothing herein shall in any way impair or restrict the rights of any of the Parties to enforce the terms of the Agreement.
9. Without affecting the finality of this Judgment in any way, this Court hereby retains continuing jurisdiction over: (a) implementation of the settlement and Agreement; (b) the Parties thereto for the purpose of construing, enforcing, and administering the Agreement, the

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settlement provided therein, and the provisions of this Judgment; and (c) any other matter related or ancillary thereto.
10. The Court finds that the Action was filed, prosecuted, and defended in good faith, and that during the course of the action, the Parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11, and all other similar rules and statutes.
11. In the event that the Agreement does not become effective in accordance with the terms of the Agreement or the Effective Date does not occur, then this Judgment shall be rendered null and void to the extent provided by and in accordance with the Agreement and shall be vacated and, in such event, all orders entered and releases delivered in connection therewith shall be null and void to the extent provided by and in accordance with the Agreement. Notwithstanding anything contained in the Agreement or this Judgment to the contrary, in the event the Effective Date does not occur, the dismissal with prejudice shall be vacated.
12. Neither the Agreement, nor the settlement contained therein, nor any of the negotiations or proceedings connected with it, shall be deemed, used or construed as an admission or concession by any of the Defendants in this Action, or as evidence of the truth or validity of any of the allegations in this Action, or of any liability, fault or wrongdoing of any kind. Neither the Agreement, nor the settlement, nor any act performed or document executed pursuant to, or in furtherance of the Agreement or the settlement, shall be admissible in any proceeding for any purpose, except to enforce the terms of the Agreement and except that the Released Parties may file the Agreement and/or the Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of res judicata,

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collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.
13. This Judgment is a final, appealable judgment and should be entered forthwith by the Clerk in accordance with Rule 58 of the Federal Rules of Civil Procedure.

IT IS SO ORDERED.

Honorable Sue L. Robinson
United States District Judge

EXHIBIT D

AMENDED AND RESTATED EMPLOYMENT AGREEMENT
THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of February 7, 2012, by and between Masimo Corporation, a Delaware corporation ("Company"), and Joe Kiani ("Executive").
RECITALS
A. Executive is a founder of the Company and has been its Chairman and Chief Executive Officer ("CEO") since its inception. The Board of Directors of the Company (the "Board") recognizes that the Executive's contributions as Chairman and CEO have been instrumental to the success of the Company. Executive and Company entered into an employment contract dated May 2, 2011 (the "Prior Agreement"). The Board and Executive desire to amend and restate the Prior Agreement pursuant to the terms hereof to assure the Company of the Executive's continued employment in an executive capacity and to compensate him therefor.
B. Company considers the establishment and maintenance of a sound management to be essential to protecting and enhancing the best interests of the Company and its shareholders.
C. Company's Board of Directors has determined that appropriate steps should be taken to retain Executive and to reinforce and encourage his continued attention and dedication to his assigned duties.
D. The Company desires to retain the services of the Executive, and the Executive desires to be employed by the Company pursuant to the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the premises, the mutual promises and the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree as follows:
1. EMPLOYMENT. During the Employment Period (as hereinafter defined), Company hereby agrees to continue to employ Executive and Executive hereby agrees to continue to serve the Company, on the terms and conditions contained in this Agreement.
2. POSITION AND DUTIES. Executive shall serve the Company as its Chairman of the Board and Chief Executive Officer and shall report to the Board of Directors. Executive shall be assigned the responsibilities of such office as they may be modified from time to time by the Board of Directors of the Company provided that such duties are consistent with Executive's present duties and with Executive's position. Executive hereby accepts such employment and agrees to devote substantially all of his full business and professional time and energy to the business and affairs of the Company. Notwithstanding the foregoing, the Executive shall be permitted to serve (i) as an employee, consultant, officer and/or director of, and provide services to, Cercacor Laboratories, Inc., a Delaware corporation (f/k/a Masimo Laboratories, Inc.) ("Cercacor"), and (ii) on the board of directors of any other company or entity.
3. EMPLOYMENT PERIOD. The "Employment Period" shall mean the period commencing on the date hereof, and ending on the later of (i) the third (3rd) anniversary date of

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this Agreement or (ii) three years following the date on which notice of non-renewal of this Agreement is given to the other by either the Executive or the Company. This Agreement shall be renewed automatically on a daily basis so that the outstanding term is always three (3) years following any effective notice of nomenewal or of termination given by this Company or the Executive.
4. PLACE OF PERFORMANCE. In connection with his employment by the Company, the Executive shall be based at the Company's office or facility where, on the date hereof, the Executive is regularly rendering services on behalf of the Company and shall not be required to be absent therefrom on travel status or otherwise more than a reasonable number of days in any calendar year. For purposes of the preceding sentence, the parties hereto agree that a "reasonable number of days" shall mean such number of days which is not in excess of one hundred twenty-five percent (125%) of the number of days on which the Executive was on travel status or otherwise required by the Company to be absent from this principal  place of performance during the calendar year immediately prior to the year of computation.
5. COMPENSATION.
5.1 BASE SALARY. In consideration for services performed pursuant to this Agreement, Company will pay or cause to be paid to the Executive, and Executive will be entitled to receive and hereby agrees to accept, an initial annual base salary of seven hundred twenty-eight thousand two hundred two dollars ($728,202) subject to increases in the discretion of the Board or its annual review Compensation Committee ("Base Salary"), payable in accordance with the Company's normal payroll payment policy.
5.2 BONUS. Without limiting any Additional Amount (as defined below) payable pursuant to Section 5.4(ii) hereof, Executive shall be eligible to receive an annual bonus equal to 50% of his Base Salary based on the Company's attaining certain financial goals established by the Board (or designated committee); provided that, in the event the Board (or designated committee) determines that the Company achieved each of the financial measures included in the criteria for the "Company Factor" for a "Plan Year" under the Company's Executive Annual Cash Bonus Award Plan, as may be amended or restated from time to time (each as defined therein), Executive shall automatically receive a bonus equal to 50% of Executive's Base Salary (or such higher percentage approved by the Board (or designated committee)) for such year. In addition,  Executive may be entitled  to receive such additional bonus amounts as the Board (or such Committee as may be designated by the Board) shall determine in its discretion, such as the Masimo Executive Annual Cash Bonus Award Plan and Masimo Executive Multi-Year Cash Bonus Award Plan. In determining such additional amounts, if any, the Board (or Compensation Committee) shall consider among other things Executive's contribution to the accomplishment of the Company's long-range business goals, the success of various corporate strategies in which Executive participated, and Executive's unique services in connection with the maintenance or increase in shareholder values in the Company.
5.3 STOCK OPTIONS AND RELATED INCENTIVE PLANS. Executive shall be eligible to participate in the Company's existing incentive programs and any additional or successor incentive plan or plans, including the Masimo Corporation 2007 Stock Incentive Plan. Each fiscal year, Executive shall be granted a non-qualified stock option to purchase an

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aggregate of at least 300,000 shares of Common Stock (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions) that vests at a rate of 20% per year, with an exercise price equal to 100% of the fair market value (as defined under the applicable stock  option plan pursuant to which the grant was made) of one share of Common Stock on the date of grant. All option grants made to Executive pursuant to such plans shall provide for an expiration date consistent with the provisions of such plans, without regard to termination of employment; provided, however, in no event shall any option remain exercisable beyond its stated expiration date.
5.4 EXPENSES.
(i) Company shall reimburse Executive for all reasonable expenses incurred and paid by Executive in the course of the performance of his duties pursuant to this Agreement. In addition, Company  shall reimburse Executive for all reasonable travel and  lodging expenses for Executive's immediate family, if Executive elects to have his immediate family accompany him during his business travel. Notwithstanding anything to the contrary set forth in Company's Business Travel and Expense Policy, dated October 22, 2003, as may be amended or restated from time to time (the "Travel and Expense Policy") or Company's 2006 Employee Handbook, as may be amended or restated from time to time (the "Employee Handbook"), for purposes of this Agreement, "reasonable" expenses shall be deemed to include travel and hospitality expenses for first class airplane travel and accommodations and expenses for travel using private or chartered aircraft. In addition, the following Company reimbursement policies and provisions shall not apply to Executive: (i) the Travel and Expense Policy; and (ii) the section entitled "Expense Reimbursements" in the Employee Handbook. Expenses reimbursable under this paragraph must be reimbursed within a reasonable period of time following Executive's submission of the reimbursement request and supporting documentation reasonably requested by the Company and in no event later than the end of the calendar year following the calendar year in which the expenses were incurred by Executive.
(ii) Notwithstanding anything herein to the contrary, in the event that some or all of the total amount of expenses of Executive reimbursed for any calendar year pursuant to Section 5.4(i) hereof is deemed under the Internal Revenue  Code of 1986, as amended, the Treasury Regulations or other guidance issued thereunder, or the taxation rules and regulations of any State applicable to Executive (collectively, the "Taxation Regulations") to be taxable compensation to Executive (each, a "Taxable Reimbursement"), Company shall pay Executive an additional amount for such calendar year (each, an "Additional Amount") equal to the quotient obtained by dividing (i)(Y) the total amount of the Taxable Reimbursement for such calendar year, multiplied by (Z) Executive's combined effective federal and state tax rate percentage for such calendar year (the "Combined Tax Rate"), by (ii)(a) 100% less (b) the Combined Tax Rate. The Company shall pay the Additional Amount for a Taxable Reimbursement to Executive by no later than April 15th of the year immediately following the year in which Executive receives such Taxable Reimbursement; provided that, in the event Executive has not provided the Company with his final tax return for the immediately preceding year by April 15th, (A) the Company shall assume that Executive's Combined Tax Rate is 40%, and (B) upon Executive furnishing his final tax return for such prior year to the Company, in the event (y) the Combined Tax Rate, as reflected  on the final return, is more than 40%, the Company shall pay Executive, within 30 days after receiving the final return, the remaining

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Additional Amount owed to Executive under this Section 5.4(ii), and (z) the Combined  Tax Rate, as reflected on the final return, is less than 40%, Executive shall reimburse the Company, within 30 days after providing the final return to the Company, the difference between the amount previously reimbursed to Executive under clause (A) hereof and the Additional Amount. The Additional Amount payable under this Section 5.4(ii) shall in no way limit, impair or otherwise modify Executive's right to receive a bonus pursuant to Section 5.2 hereof.
5.5 FRINGE BENEFITS. The Executive shall be entitled to continue to participate in or receive benefits under all of the Company's employee benefits plans and arrangements in effect on the date hereof or plans or arrangements providing the Executive with at least equivalent benefits thereunder, The Company agrees that, without the Executive's consent, it will not make any changes in such plans or arrangements which would adversely affect the Executive's rights or benefits thereunder. The Executive shall be entitled to participate in or receive benefits under any pension  plan, profit-sharing plan, savings plan, stock option plan, life insurance, health-and-accident plan or arrangement made available by the Company in the future to its executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. Nothing paid to the Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of compensation to the Executive hereunder.
5.6 VACATIONS. The Executive shall be entitled to the number of paid vacation days in each calendar  year determined by the Company's Board  from time to time for its senior executive officers (prorated in any calendar year during which the Executive is employed by the Company for less than the entire such year in accordance with the number of days in such calendar year during which he is so employed). The Executive shall also be entitled to all paid holidays given by the Company to its senior executive officers.
5.7 PERQUISITES. The Executive shall be entitled to continue to receive the fringe benefits appertaining to the office of Chairman and CEO of the Company in accordance with present practice.
6. CONFIDENTIAL INFORMATION. Executive has entered into and agrees to be bound by the terms and conditions of the Company's Employee Confidentiality Agreement (the "Confidentiality Agreement"). Executive agrees to execute such other documents (including, but not limited to, new versions of the Confidentiality Agreement) as may be necessary in order to protect the Company's confidential information.
7. TERMINATION.
7.1 DEATH. The Executive's employment hereunder shall terminate upon his death.
7.2 DISABILITY.  If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from his duties hereunder on a full time basis for one hundred twenty (120) consecutive business days, and within thirty (30) days after written notice of termination is given shall not have returned to the performance of his duties

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hereunder on a full time basis, the Company may terminate the Executive's employment hereunder.
7.3 CAUSE. The Company may terminate the Executive's employment hereunder for Cause. For the purposes of this Agreement, the Company shall have "Cause" to terminate the Executive's employment  hereunder  upon (i) the willful and continued  failure by the Executive to substantially perform his duties hereunder, other than any such failure resulting from the Executive's incapacity due to physical or mental illness, or (ii) the willful engaging by the Executive in gross misconduct materially injurious to the Company, or (iii) the willful violation by the Executive of the provisions of Confidentiality Agreement hereof provided that such violation results in demonstrably material injury to the Company. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willfuf" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his   action or omission was in the best interests of the Company. Notwithstanding the foregoing, the Executive  shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution, duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for him, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive  was guilty of conduct set forth above in clause (i), (ii), or  (iii), and specifying the particulars thereof in detail.
7.4 TERMINATION BY THE EXECUTIVE. The Executive may terminate his employment hereunder (i) for Good Reason, (ii) if his health should become impaired to an extent that makes the continued performance of his duties hereunder hazardous to his physical or mental health or his life, or (iii) at any time by giving six months' written notice to the Company of his intention to terminate. For purposes of this Agreement, "Good Reason" shall mean (A)  any assignment  to the Executive of any duties other than those contemplated  by, or any limitation of the powers of the Executive in any respect not contemplated by Section 2 hereof, except in connection with termination of the Executive's employment for Cause, (B) a reduction in the Executive's rate of compensation or a reduction in the Executive's fringe benefits or any other failure by the Company to comply with Section  5 hereof; or (C) any failure by the Company to comply with Section 4 hereof.
7.5 NOTICE OF TERMINATION. Any termination  by the Company pursuant to Section 7.3 or by the Executive pursuant to Section 7.4 above shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment  under the provision so indicated.
7.6 DATE OF TERMINATION. "Date of Termination" shall mean (i) if the Executive's employment is terminated by his death, the date of his death, (ii) if the Executive's employment is terminated pursuant to Section 7.2 above, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period), (iii) if the Executive's

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employment is terminated pursuant to Section 7.3 or clause (iii) of Section 7.4 above, the date specified in the Notice of Termination, or (iv) if the Executive's employment is terminated  for any other reason, the date on which a Notice of Termination  is given; provided that if within  sixty (60) days after a Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding and final arbitration award or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).
8. COMPENSATION UPON TERMINATION, DEATH OR DURING DISABILITY.
8.1 DEATH. If the Executive's employment shall be terminated by reason of his death, the Company shall pay to such person as he shall designate in a notice filed with the Company, or, if no such person shall be designated, to his estate as a death benefit, an amount equal to one-half (1/2) of the Executive's Base Salary at the rate in effect on the date of the Executive's death. Such amount shall be paid for three (3) years, in substantially equal monthly installments commencing within 30 days following the Executive's death. This amount shall be exclusive of and in addition to any payments the Executive's surviving spouse, beneficiaries or estate may be entitled to receive pursuant to any pension or employee benefit plan or life insurance policy presently maintained by the Company.
8.2 DISABILITY. During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, the Executive shall continue to receive his full Base Salary and incentive compensation until the Executive's employment is terminated pursuant to Section 7.2 hereof, or until the Executive terminates his employment pursuant to clause (ii) of Section 7.4 hereof, whichever first occurs. After termination, the Executive shall be paid three-fourths (3/4) of his Base Salary at the rate then in effect for two (2) years and, subject to Section 8.7, commencing within 30 days of the Executive's termination. To the extent permitted by Treasury Regulation § l.409A-3(i)(l)(ii)(A), such disability benefits shall be reduced by any disability payment otherwise payable by or pursuant to disability plans maintained by the Company and actually paid to the Executive and shall be paid in substantially equal monthly installments at the same times as Base Salary is paid hereunder.
8.3 CAUSE. If the Executive's employment shall be terminated for Cause, the Company shall pay the Executive his full Base Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given and the Company shall have no further obligations to the Executive under this Agreement.
8.4 OTHER. If the Company shall terminate the Executive's employment other than pursuant to Sections 7.1, 7.2 or 7.3 hereof or if the Executive shall terminate his employment pursuant to clause (i) of Section 7.4 hereof, then the Company shall pay to Executive in cash a severance benefit equal to two times the sum of (i) Executive's Base Salary at the rate then in effect, and (ii) the average annual bonus paid to Executive during the

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immediately prior three (3) years. Such amount shall be paid in installments over two years in accordance with the Company's normal payroll payment policy and, subject to Section 8.7, commencing within 30 days following Executive's termination of employment. If a "Change in Control" as that term is defined in Section 9 below shall occur while the Executive is still employed, then the Company shall pay to Executive the severance he would have received under this Section 8.4 had the Executive terminated his employment pursuant to clause (i) of Section 7.4 hereof. Such payment shall be made in a lump sum within 30 days following the Change in Control. If the Executive's employment with the Company thereafter terminates for any reason, Executive shall not be entitled to any payments under Sections 8.1, 8.2, 8.3 or 8.4 on account of such termination. If Executive becomes (or would become) entitled to any payment under this Section 8.4 pursuant to a Change in Control or otherwise, the Company shall vest, effective as of immediately  prior to such Change  in Control or such other event that would entitle Executive to a payment under this Section 8.4, all of Executive's  stock options and other equity awards (if  any) and issue the stock therefor as additional compensation, Company shall also pay the withholding tax due on the issuance of such stock at the "Supplemental Payment Rate" to the federal and state taxing authorities.
8.5 EMPLOYEE BENEFIT PLANS.
(i) Unless the Executive's employment is terminated pursuant to Section 7.3 hereof, the Company shall maintain in full force and effect, for the continued benefit of the Executive for the full term of this Agreement all employee benefit plans and programs in which the Executive was entitled to participate immediately prior to the Date of Termination provided that the Executive's continued participation is possible under the general terms and provisions of such plans and programs.
(ii) In the event that the Executive's participation in any such plan or program is barred, the Company shall reimburse expenses actually incurred by the Executive during such period to obtain similar coverage, but only to the extent Executive's requested reimbursement of expenses for similar coverage does not exceed the Company's premiums or contributions that the Company would otherwise pay under the terms of this Agreement as of the date of the Executive's termination, or date of payment iflater, to continue Executive's participation in the underlying plan for the period the expenses were incurred by the Executive. Expenses reimbursable under this paragraph shall  be reimbursed  within thirty (30) days following Executive's submission to the Company of the reimbursement request and supporting documentation reasonably requested by the Company and in no event later than the end of the calendar year following the calendar year in which the expenses were incurred by Executive. The expenses eligible for reimbursement under this paragraph during any calendar  year shall not affect the expenses eligible for reimbursement under this paragraph in any other calendar year.
8.6 PARTICIPATION IN FUTURE FINANCINGS. If Executive's employment is terminated other than pursuant to Sections 7.1, 7.2 or 7.3 hereof or if Executive shall terminate his employment  pursuant to clause (i) of Section 7.4 hereof, then until immediately prior to the time the Company  has completed  an initial public offering, the Executive shall have a preemptive right to purchase or subscribe for (i) any shares of Common Stock, (ii) any other equity security of the Company, including, without limitation, shares of Preferred Stock, (iii) any option, other than options granted pursuant to an employee stock option

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plan, warrant or other right to subscribe for, purchase or otherwise acquire any equity security of the Company, or (iv) any debt Securities (the "Offered Securities"). Executive shall have a preemptive right to purchase or subscribe for that portion of the Offered Securities as the aggregate  number of shares of Common Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) then held by or issuable to Executive bears to the total number of outstanding shares of Common Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) of the Company then held by or issuable to  any person as a result of any convertible security, warrant or option, other than options granted pursuant to an employee stock option plan.
8.7 CODE SECTION 409A COMPLIANCE. Notwithstanding anything  in this Section 8 to the contrary, if any benefit or amount payable to the Executive  under this Section 8 on account of the Executive's termination of employment constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended or successor provision ("409A"), payment of such benefit or amount shall commence when the Executive incurs a "separation  from  service" within the meaning of Treasury Regulation Section 1.409A-1(h), which provides that a separation from service will be deemed to occur if the Company and the Executive reasonably anticipate that Executive shall perform no further services for the Company and any entity that would be considered a single employer with the Company under Code Section 414(b) or 414(c) (whether an employee or an independent  contractor) or that the level of bona fide services Executive  will perform in the future (whether as an employee or an independent contractor) will permanently decrease to no more than 49 percent of the average level of bona fide services performed (whether as an employee or independent contractor) over the immediately preceding 36-month period. Such payments or benefits shall be provided in accordance with the timing provisions of this Section 8 by substituting the references to "termination of employment" or "termination" with "separation from service"; however, if at the time Executive incurs a separation from service, Executive is a "specified employee" within the meaning of 409A, any benefit or amount payable to the Executive under this Section 8 on account of the Executive's termination of employment that constitutes nonqualified deferred compensation  subject to 409A shall be delayed until the first day of the seventh month following the Executive's separation from service (the "409A Suspension Period"). Within 14 calendar days after the end of the 409A Suspension Period, the Company shall pay to the Executive (or his estate or beneficiary, as applicable) a lump sum payment in cash equal to any payments (including interest on any such payments, at an interest rate of not less than the average prime interest rate, as published in the Wall Street Journal, over the 409A Suspension Period) that the Company would otherwise have been required to provide under this Section 8 but for the imposition of the 409A Suspension Period. Thereafter, the Executive shall receive any remaining payments due under this Section 8 in accordance with the terms of this Section (as if there had not been any suspension  period beforehand).  For purposes of this Agreement, each payment that is part of a series of installment  payments shall be treated as a separate payment for purposes of 409A. Notwithstanding anything in this Agreement to the contrary, all reimbursements and in-kind benefits  provided  under this Agreement shall be made in accordance with the following requirements of 409A: (i) the reimbursement of eligible expenses will be made no later than the end of the calendar year following the calendar year in which the expenses were incurred by Executive; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses

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eligible for reimbursement or in-kind benefits to be provided in any other calendar year; and (iii) any right to reimbursement of eligible expenses or in-kind benefits is not subject to liquidation or exchange for any other benefit. In addition, notwithstanding anything in this Agreement to the contrary, (x) any tax gross-up payment provided under this Agreement, including under Sections 5.4(ii) and 8.8 hereof, shall be paid no later than the end of Executive's taxable year next  following Executive's taxable year in which Executive remits the related taxes, and (y) reimbursement of expenses incurred due to a tax audit or litigation addressing the existence or amount of a tax liability must be made by the end of Executive's taxable year following Executive's  taxable year in  which the taxes that are subject to the audit or litigation are remitted  to the  related  taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of Executive's taxable year following the taxable year in which the audit is completed or there is a final and non-appealable settlement or other resolution of the litigation.
8.8 PARACHUTE PAYMENTS.
(i) If any payment or benefit (within the meaning of Section 280G(b)(2) of the Code) to the Executive or for the Executive's benefit paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise in connection with, or arising out of, the Executive's employment  with the Company  or a change in ownership or effective control of the Company or of a substantial portion of its assets (a"Parachute Payment" or "Parachute Payments"), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties, other than any taxes imposed  by 409A or interest and penalties imposed by reason of the Executive's failure to file timely a tax return or pay taxes shown to be due on the Executive's return),  including  any Excise Tax imposed  upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Parachute Payment or Parachute Payments.
(ii) An initial determination as to whether a Gross-Up Payment is required pursuant to this Agreement and the amount of such Gross-Up Payment shall be made at the Company's expense by the  Company's regular outside auditors (the "Accounting Firm"). The Accounting Firm shall provide its determination (the "Determination"), together with detailed supporting calculations and documentation, to the Company  and the  Executive  within ten days of the Termination Date, if applicable, or promptly upon request by the Company or by the Executive (provided the Executive reasonably believes that any of the Parachute Payments may be subject to the Excise Tax) and if the Accounting Firm determines that no Excise Tax is payable by the Executive with respect to a Parachute Payment or Parachute Payments, it shall furnish the Executive with an opinion reasonably acceptable to the Executive that no Excise Tax will be imposed with respect to any such Parachute Payment or Parachute Payments. Within ten days of the delivery of the Determination to the Executive, the Executive shall have the right to dispute the Determination (the "Dispute"). The Gross-Up Payment, if any, as determined pursuant to this Section 8.8(ii) shall be paid by the Company to the Executive within ten days of the receipt of the Accounting Firm's determination notwithstanding the existence of any Dispute.

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If there is no Dispute, the Determination shall be binding, final and conclusive upon the Company and the Executive subject to the application of clause (iii) below. The Company and the Executive shall resolve any Dispute in accordance with the terms of this Agreement. Notwithstanding the foregoing, in no event shall payment of the Gross-Up Payment occur later than the end of the Executive's taxable year following the Executive's taxable year in which the Executive pays the taxes giving rise to the Gross-Up Payment.
(iii) As a result of the uncertainty  in the  application  of  Sections  4999 and 280G of the Code, the Company and the Executive acknowledge that it is possible  that  a Gross-Up Payment (or a portion thereof) will be paid that should not have been paid (an "Excess Payment") or a Gross-Up Payment (or  a  portion  thereof)  that  should  have  been  paid  will  not have been paid (an "Underpayment"). An Underpayment shall  be  deemed  to  have occurred  (a) upon notice (formal or  informal)  to  the  Executive  from  any  governmental  taxing  authority  that the Executive's tax liability (whether in respect  of  the  Executive's  current  taxable  year  or  in respect of any prior taxable  year)  may  be increased  by reason  of the imposition  of the Excise Tax on a Parachute Payment or Parachute Payments with respect to which the  Company  has failed to make a sufficient Gross-Up Payment, (b) upon a determination by a court, (c) by reason of determination by the Company (which shall include the position  taken  by the Company,  together with its consolidated group, on its federal income tax return) or  (d) upon  the resolution  of  the Dispute to the Executive's satisfaction. If an Underpayment occurs, the Executive  shall  promptly notify the Company and the Company shall  promptly,  but  in  any  event, at  least five days prior to the date on which the applicable government taxing authority has requested payment, pay to the Executive an additional Gross-Up Payment equal to the amount of the Underpayment  plus  any interest and penalties (other than interest  and  penalties  imposed  by  reason  of  the  Executive's failure to  file timely a tax  return or pay taxes shown  to be due on the Executive's  return)  imposed  on the Underpayment. If, however,  no  notice  of  an Underpayment  having  been  made  is received by the Company within one year of the date of the payment of the Gross-Up  Payment  by the Company to the Executive, then no payments shall be owed by the Company under this Section 8.8(iii). An Excess Payment shall be deemed to have occurred upon a "Final Determination" (as hereinafter defined) that the Excise Tax shall not be imposed  upon  a  Parachute  Payment  or Parachute Payments (or portion thereof) with respect to which  the  Executive  had  previously rec{;":ived a Gross-Up Payment. A "Final Determination" shall be deemed to have occurred when the Executive has received from the applicable government taxing authority  a  refund  of taxes  or other reduction in the Executive's tax liability by reason of the Excise Payment and upon either (x) the date a determination is made by, or an agreement is entered into with, the applicable governmental taxing authority which finally and conclusively  binds the Executive and such taxing authority, or in the event that a claim is brought before a court of competent jurisdiction, the date upon which a final determination  has been made by such court and either all appeals  have been taken and finally resolved or the time for all appeals has expired or (y) the statute of limitations  with respect to the Executive's applicable  tax return has expired. If an Excess Payment is determined to have been made, the Executive shall pay to the Company on demand (but not less than ten days after the determination of such Excess Payment and written notice has been delivered to the Executive) the amount of the Excess Payment plus interest at an annual rate equal to the Applicable  Federal Rate provided for in Section 1274(d) of the Code from the date the Gross-Up Payment (to which the Excess Payment relates) was paid to the Executive until the date of repayment to the Company. If, however, no notice of an Excess Payment having been made is received by the Executive within one year of the date of the payment of the Gross-Up

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Payment by the Company to the Executive, then no payments shall be owed by the Executive under this Section 8.8(iii).
(iv) Notwithstanding anything contained in this Agreement to the contrary, in the event that, according to the Determination, an Excise Tax will be imposed on any Parachute Payment or Parachute Payments, the Company shall pay to the applicable government taxing authorities  as Excise Tax withholding, the amount  of the Excise Tax that the Company has actually withheld from the Parachute Payment or Parachute Payments or the Gross Up Payment.
9. CHANGE IN CONTROL OF THE COMPANY. For purposes of this Agreement "Change in Control” shall be deemed to have occurred at such time as:
(i) any person or more than one person acting as a group within the meaning of Treasury Regulation§ 1.409A-3(i)(5)(v)(B) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) beneficial ownership, as determined under the constructive ownership rules of Code Section 318(a), shares of capital stock of the Company entitling such person or persons to exercise more than 35% of the total voting power of all voting shares of the Company; or
(ii) any person or more than one person acting as a group within the meaning of Treasury Regulation§ 1.409A-3(i)(5)(v)(B) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a total fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately before such acquisition or acquisitions; or
(iii) there shall occur a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 12-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved)  cease for any reason to constitute a majority of the directors then in office.
10. BINDING AGREEMENTS. This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
11. NON-WAIVER OF RIGHTS. The failure to enforce, at any time, any of the provisions of this Agreement, or to require, at any time, performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provision or to affect either the validity of this Agreement, or any part hereof, or the right of either party thereafter to enforce each and every provision in accordance with the terms of this Agreement.
12. INVALIDITY OF PROVISIONS. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this

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Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.
13. ASSIGNMENTS. This Agreement is binding upon the parties hereto and their respective successors, assigns, heirs and personal representatives. Except as otherwise provided herein, neither of the parties hereto may make any assignment of this Agreement, or any interest herein, without the prior written consent  of the other party, except that, without such consent,  this Agreement shall be assigned to any corporation or entity which shall succeed to the business presently being operated by Company, by operation of law or otherwise, including  by dissolution, merger, consolidation, transfer of assets, or otherwise.
14. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
15. AMENDMENTS. No modification, amendment  or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto.
16. NOTICES. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:
If to the Executive:	Joe Kiani
1 Point Catalina
Laguna Niguel, CA 92677

If to the Company:	Masimo Corporation
40 Parker
Irvine, CA 92618
Attention: Chairman of the Compensation
Committee of the Board of Directors or

to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
17. SURVIVAL. Section 5.4 and Sections 6, 8, 10-13, 15-18 and 20 shall survive termination or expiration of this Agreement.
18. ARBITRATION. Any controversy or claim arising out of or relating to this Agreement or the making, performance or interpretation thereof shall be settled by arbitration in Orange County, California, in .accordance  with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy. Arbitrators shall be persons experienced in negotiating, making and consummating  employment  matters. Notwithstanding the pendency of any such dispute or controversy, the Company should continue to pay Executive

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his full compensation  in effect when the notice giving rise to the dispute was given (including,  but not limited to, base salary and any bonus due) and continue Executive as a participant in all compensation, benefit and insurance plans in which Executive was participating when the notice giving rise to the dispute was given, until the dispute is finally resolved. Amounts paid under this section are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that Executive shall be entitled to seek specific performance of his right to be paid during the pendency of any dispute or controversy arising under or in connection with this Agreement.
19. ENTIRE AGREEMENT. This Agreement supersedes all prior employment agreements, both written and oral, between Company and Executive.
20. INTERPRETATION. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of California, without regard to conflicts of laws principles.
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IN WITNESS WHEREOF, the Company at the direction of the Compensation Committee of the Board of Directors has caused this Employment Agreement to be executed as of the day and year first above written.

"Company"	MASIMO CORPORATION

	By:	/s/ Mark P. de Raad
	Name:	Mark P. de Raad
	Its:	Executive Vice President and Chief Financial Officer

"Executive"	/s/ Joe Kiani
Joe Kiani

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EXHIBIT C

AMENDED AND RESTATED EMPLOYMENT AGREEMENT
THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of November 4, 2015, by and between Masimo Corporation, a Delaware corporation (the “Company”), and Joe Kiani (the “Executive”).
RECITALS
A. The Executive is the founder of the Company and has been its Chairman of the Board and Chief Executive Officer (“ CEO ”) since its inception. The Board of Directors of the Company (the “Board") recognizes that the Executive’s contributions as Chairman of the Board and CEO have been instrumental to the success of the Company. The Executive and the Company entered into an amended and restated employment contract dated February 7, 2012 (the “Prior Agreement”). The Board and the Executive desire to amend and restate the Prior Agreement pursuant to the terms hereof to assure the Company of the Executive’s continued employment in an executive capacity and to compensate him therefor.
B. The Company considers the establishment and maintenance of a sound management to be essential to protecting and enhancing the best interests of the Company and its stockholders.
C. The Board has determined that appropriate steps should be taken to retain the Executive and to reinforce and encourage his continued attention and dedication to his assigned duties.
D. The Company desires to retain the services of the Executive, and the Executive desires to be employed by the Company pursuant to the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the premises, the mutual promises and the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree that the Prior Agreement is amended and restated in its entirety as follows:
1. EMPLOYMENT. During the “Employment Period”, as that term is defined in Section 2 hereof, the Company hereby agrees to continue to employ the Executive and the Executive hereby agrees to continue to serve the Company, on the terms and conditions contained in this Agreement.
2. POSITION AND DUTIES. The Executive shall serve the Company as its Chairman of the Board and CEO and shall report to the Board. The Executive’s responsibilities, duties and authority shall remain consistent with the Executive’s present responsibilities, duties and authority as the Chairman of the Board and CEO. The Executive hereby accepts such employment and agrees to devote substantially all of his full business and professional time and energy to the business and affairs of the Company. Notwithstanding the foregoing, the Executive shall be permitted to (i) serve as an employee, consultant, officer and/or director of, and provide services to, Cercacor Laboratories, Inc., a Delaware corporation (f/k/a Masimo Laboratories, Inc.), (ii) serve on the board of directors of any company or entity, (iii) manage the Executive’s personal investments, (iv) engage in other personal activities on a basis substantially consistent with past practice and (v) without limiting the foregoing, provide the services and engage in the activities previously disclosed to the Board.
3. EMPLOYMENT PERIOD. The “Employment Period” shall mean the period commencing on the date hereof and ending on December 31, 2017; provided that , beginning on January 1, 2018 and on January 1 of each year thereafter, the Employment Period shall be extended automatically for an additional year unless a notice of non−renewal of this Agreement (“Notice of Non-Renewal”) is given by either the Executive or the Company to the other party at least one year prior to the scheduled expiration of the Employment Period.
4. PLACE OF PERFORMANCE. In connection with his employment by the Company, the Executive shall be based at the Company’s office or facility where, on the date hereof, the Executive is regularly rendering services on behalf of the Company and shall not be required to be absent therefrom on travel status or otherwise more than a reasonable number of days in any calendar year. For purposes of the preceding sentence, the parties hereto agree that a “reasonable number of days” shall mean such number of days which is not in excess of one hundred twenty−five percent (125%) of the number of days on which the Executive was on travel status or otherwise required by the Company to be absent from such office or facility during the calendar year immediately prior to the year of computation.
5. COMPENSATION.
5.1 BASE SALARY. In consideration for services performed pursuant to this Agreement, the Company will pay or cause to be paid to the Executive, and the Executive will be entitled to receive and hereby agrees to accept, effective August 1, 2015, an annual base salary of one million dollars ($1,000,000) subject to increases in the discretion of the Board or the Compensation Committee of the Board (“Base Salary”), payable in accordance with the Company’s normal payroll payment policy.
5.2 BONUS. The Executive shall be eligible to receive an annual bonus equal to one-hundred percent (100%) of his Base Salary based on the Company’s attaining certain financial goals established by the Board (or designated committee); provided that, in the event the Board (or designated committee) determines that the Company achieved each of the financial measures included in the criteria for the “Company Factor” for a “Plan Year” under the Masimo Corporation Executive Annual Cash Bonus Award Plan, as may be amended or restated from time to time, or any successor plan (each as defined therein), the Executive shall automatically receive a bonus equal to one-hundred percent (100%) of the Executive’s Base Salary (or such higher percentage approved by the Board (or designated committee)) for such year. In addition, the Executive may be entitled to receive such additional bonus amounts as the Board (or designated committee) shall determine in its discretion, such as pursuant to the Masimo Corporation Executive Multi−Year Cash Bonus Award Plan, as may be amended or restated from time to time, or any successor plan. In determining such additional amounts, if any, the Board (or Compensation Committee of the Board) shall consider among other things the Executive’s contribution to the accomplishment of the Company’s long−range business goals, the success of

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various corporate strategies in which the Executive participated, and the Executive’s unique services in connection with the maintenance or increase in stockholder values in the Company.
5.3 STOCK OPTIONS AND RELATED INCENTIVE PLANS. The Executive shall be eligible to participate in the Company’s existing incentive programs and any additional or successor incentive plan or plans, including the Masimo Corporation 2007 Stock Incentive Plan (the “Stock Incentive Plan”). During each of fiscal years 2016 and 2017, the Executive shall be granted a non-qualified stock option to purchase an aggregate of at least 300,000 shares of the Company’s common stock (“Common Stock”) (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions) that vests at a rate of twenty percent (20%) per year, with an exercise price per share equal to one-hundred percent (100%) of the fair market value (as defined under the applicable stock option plan pursuant to which the grant was made) of one share of Common Stock on the date of grant. All option grants made to the Executive pursuant to such plans shall provide for an expiration date consistent with the provisions of such plans, without regard to termination of employment; provided, however, that in no event shall any option remain exercisable beyond its stated expiration date. During each fiscal year during the Employment Period after fiscal year 2017, the Executive shall receive equity grants of the value at least consistent with equity grants made to comparable chief executive officers of comparable companies (taking account revenues, market capitalization and industry).
5.4 EXPENSES. The Company shall reimburse the Executive for all reasonable expenses incurred and paid by the Executive in the course of the performance of his duties pursuant to this Agreement. In addition, the Company shall reimburse the Executive for all reasonable travel and lodging expenses for the Executive’s immediate family, if the Executive elects to have his immediate family accompany him during his business travel. Notwithstanding anything to the contrary set forth in the Company’s Business Travel and Expense Policy, dated October 22, 2003, as may be amended or restated from time to time (the “Travel and Expense Policy”) or the Company’s 2006 Employee Handbook, as may be amended or restated from time to time (the “Employee Handbook”), for purposes of this Agreement, “reasonable” expenses shall be deemed to include travel and hospitality expenses for first class airplane travel and accommodations and expenses for travel using private or chartered aircraft. In addition, the following Company reimbursement policies and provisions shall not apply to the Executive: (i) the Travel and Expense Policy; and (ii) the section entitled “Expense Reimbursements” in the Employee Handbook. Expenses reimbursable under this paragraph must be reimbursed within a reasonable period of time following the Executive’s submission to the Company of the reimbursement request and supporting documentation reasonably requested by the Company and in no event later than the end of the calendar year following the calendar year in which the expenses were incurred by the Executive.
5.5 FRINGE BENEFITS. The Executive shall be entitled to continue to participate in or receive benefits under all of the Company’s employee benefits plans and arrangements that he participates in on the date hereof or plans or arrangements providing the Executive with at least equivalent benefits thereunder. The Company agrees that, without the Executive’s prior written consent, it will not make any changes in such plans or arrangements

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which would adversely affect the Executive’s rights or benefits thereunder without the provision of at least equivalent benefits thereunder. The Executive shall be entitled to participate in or receive benefits under any pension plan, profit−sharing plan, savings plan, stock option plan, life insurance, health−and−accident plan or arrangement made available by the Company in the future to its executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. No amounts paid or benefits provided to the Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of compensation to the Executive hereunder.
5.6 VACATIONS. The Executive shall be entitled to the number of paid vacation days in each calendar year determined by the Board from time to time for the Company’s senior executive officers (prorated in any calendar year during which the Executive is employed by the Company for less than the entire such year in accordance with the number of days in such calendar year during which he is so employed). The Executive shall also be entitled to all paid holidays given by the Company to its senior executive officers.
5.7 PERQUISITES. The Executive shall be entitled to continue to receive the fringe benefits appertaining to the offices of Chairman of the Board and CEO of the Company in accordance with present practice, except that the Executive shall not be entitled to any tax reimbursements, gross-ups or similar payments.
6. CONFIDENTIAL INFORMATION. The Executive has entered into and agrees to be bound by the terms and conditions of the Company’s Equity-Holder Non-Competition and Confidentiality Agreement dated as of the date hereof and attached as Exhibit A hereto (the “Restrictive Covenant Agreement”).
7. TERMINATION.
7.1 DEATH. The Executive’s employment hereunder shall terminate upon his death.
7.2 DISABILITY. If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from his duties hereunder on a full time basis for one hundred twenty (120) consecutive business days, and within thirty (30) days after written “Notice of Termination”, as that term is defined in Section 7.5 hereof, is given shall not have returned to the performance of his duties hereunder on a full-time basis, the Company may terminate the Executive’s employment hereunder.
7.3 CAUSE. The Company may terminate the Executive’s employment hereunder for Cause. For the purposes of this Agreement, the Company shall have “Cause” to terminate the Executive’s employment hereunder upon (i) the willful and continued failure by the Executive to substantially perform his duties hereunder, other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or (ii) the willful engaging by the Executive in gross misconduct materially injurious to the Company, or (iii) the willful violation by the Executive of the confidentiality and trade secret protection provisions of

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Restrictive Covenant Agreement attached hereto, provided that such violation results in demonstrably material injury to the Company. For purposes of this paragraph, no act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interests of the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution, duly adopted by the affirmative vote of not less than three−quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for him, together with his counsel, to be heard before the Board), resolving that in the good faith opinion of the Board the Executive engaged in conduct set forth above in clause (i), (ii), or (iii), and specifying the particulars thereof in detail.
7.4 TERMINATION BY THE EXECUTIVE. The Executive may terminate his employment hereunder (i) for Good Reason, (ii) if his health should become impaired to an extent that makes the continued performance of his duties hereunder hazardous to his physical or mental health or his life, or (iii) at any time by giving six (6) months’ written notice to the Company of his intention to terminate. For purposes of this Agreement, “Good Reason” shall mean (A) except in connection with a termination of the Executive’s employment for Cause, any diminution in the Executive’s responsibilities, duties and authority set forth in Section 2 hereof, whether due to the assignment to the Executive of any responsibilities, duties or authority that constitute such a diminution or otherwise, including (i) the Executive ceasing to serve as a Chief Executive Officer of a publicly-traded company or (ii) the Executive ceasing to serve as the Chairman of the Board of the Company or the designation of any director other than the Executive as the lead director of the Board, (B) a reduction in the Executive’s rate of compensation or a reduction in the Executive’s fringe benefits or any other failure by the Company to comply with Section 5 hereof, (C) any failure by the Company to comply with Section 4 hereof, (D) the provision of a Notice of Non-Renewal by the Company, or (E) the occurrence of a “Change in Control”, as that term is defined in Section 9 hereof, provided that , in each case of clauses (A) through (C) above, “Good Reason” shall not be deemed to exist unless (x) Executive provides the Company a Notice of Termination within ninety (90) days following the initial occurrence of such event, (y) the Company fails to cure the event giving rise to Good Reason within thirty (30) days following its receipt of such Notice of Termination (the “Cure Period”) and (z) Executive’s resignation for Good Reason is effective within thirty (30) days after the expiration of the Cure Period.
7.5 NOTICE OF TERMINATION. Any termination by the Company pursuant to Section 7.2 or 7.3 hereof or by the Executive pursuant to Section 7.4 hereof shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

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7.6 DATE OF TERMINATION. “Date of Termination” shall mean (i) if the Executive’s employment is terminated by his death, the date of his death, (ii) if the Executive’s employment is terminated pursuant to Section 7.2 hereof, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the performance of his duties on a full−time basis during such thirty (30) day period), (iii) if the Executive’s employment is terminated pursuant to Section 7.3 hereof or clause (iii) of Section 7.4 hereof, the date specified in the Notice of Termination, or (iv) if the Executive’s employment is terminated for any other reason, the date on which a Notice of Termination is given; provided that if within sixty (60) days after a Notice of Termination is given the party receiving such Notice of Termination notifies the other party that it disputes the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, or by a final determination by the Superior Court of California for the County of Orange.
8. COMPENSATION UPON TERMINATION, DEATH OR DURING DISABILITY.
8.1 DEATH. If the Executive’s employment shall be terminated by reason of his death during the Employment Period, the Company shall pay to such person as he shall designate in a notice filed with the Company, or, if no such person shall be designated, to his estate as a death benefit, an annual amount equal to one−half (1/2) of the Executive’s Base Salary at the rate in effect on the date of the Executive’s death. Such amount shall be paid each year for each of three (3) consecutive years following the Executive’s death, in substantially equal monthly installments commencing within thirty (30) days following the Executive’s death. This amount shall be exclusive of and in addition to any payments the Executive’s surviving spouse, beneficiaries or estate may be entitled to receive pursuant to any pension or employee benefit plan or life insurance policy maintained by the Company. For avoidance of doubt, if the Executive has not specifically designated a beneficiary of these payments, no other beneficiary designation in effect for any other Company benefit or insurance shall serve as a beneficiary designation for these payments and they will instead be paid to his estate.
8.2 DISABILITY. During any period during the Employment Period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, the Executive shall continue to receive his full Base Salary and incentive compensation until the Executive’s employment is terminated pursuant to Section 7.2 hereof, or until the Executive terminates his employment pursuant to clause (ii) of Section 7.4 hereof, whichever first occurs. After any such termination, the Executive shall be paid an annual amount equal to three−fourths (3/4) of his Base Salary at the rate then in effect, payable each year for a period of two (2) consecutive years following the date of such termination and, subject to Section 8.6 hereof, commencing within thirty (30) days following the Executive’s termination. To the extent permitted by Treasury Regulation § 1.409A−3(i)(1)(ii) (A), such disability benefits shall be reduced by any disability payment otherwise payable by or pursuant to disability plans maintained by the Company and actually paid to the Executive and shall be paid in substantially equal monthly installments in accordance with the Company’s normal payroll payment policy.

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8.3 CAUSE. If the Executive’s employment shall be terminated for Cause, the Company shall pay the Executive his full Base Salary through the Date of Termination at the rate in effect at the time Notice of Termination is given and the Company shall have no further obligations to the Executive under this Agreement.
8.4 OTHER. If, during the Employment Period, the Company shall terminate the Executive’s employment other than pursuant to Sections 7.1, 7.2 or 7.3 hereof or if the Executive shall terminate his employment pursuant to clause (i) of Section 7.4 hereof (each, a “Qualifying Termination”), then:
(i) Standard Severance . The Company shall pay to the Executive in cash a severance benefit equal to two times the sum of (i) the Executive’s Base Salary at the rate then in effect, and (ii) the average annual bonus paid to the Executive during the immediately prior three (3) years. Such amount shall be paid over a period of two (2) years in substantially equal installments in accordance with the Company’s normal payroll payment policy and, subject to Section 8.6 hereof, commencing within thirty (30) days following the Executive’s termination of employment.
(ii) Equity Treatment. The Company shall vest, effective as of immediately prior to such Qualifying Termination, all of the Executive’s stock options and other equity awards (if any).
(iii) Other Payments .
(1) Effective as of the date hereof, the Company shall grant the Executive a one-time grant of 2,700,000 restricted share units (“RSUs”) (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions) under the Stock Incentive Plan and the restricted share unit award agreement attached as Exhibit B hereto (the “Award Agreement”). Each RSU shall vest effective as of immediately prior to a Qualifying Termination (the “Vesting Date”) during the Employment Period, provided that 270,000 RSUs (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions) shall terminate without the payment of any consideration to the Executive, to the extent then unvested, on January 1 of each year, beginning on January 1, 2018. Each RSU shall represent the right to receive, on the tenth (10th) day following the Vesting Date (subject to Section 8.6 hereof), one share of Common Stock. Notwithstanding the foregoing, the Board, in its sole discretion, may accelerate the vesting of some or all of the RSUs at any time prior to the Vesting Date, provided that payment of the RSUs accelerated in accordance with this sentence shall be made in shares of Common Stock on the (10th) day following the date of the Executive’s “separation from service” within the meaning of Treasury Regulation Section 1.409A−1(h) (subject to Section 8.6 hereof). In the event of any inconsistency between the terms of this Agreement and the Award Agreement or the Plan, the terms of this Agreement shall govern.
(2) Upon a Qualifying Termination, the Company shall pay to the Executive in a single lump sum on the sixtieth (60th) day following the Executive’s termination of employment (subject to Section 8.6 hereof) a cash amount equal to thirty-five million dollars ($35,000,000) (the “Cash Payment", and together with the RSUs, the “Special

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Payment ”), provided that the Cash Payment shall be reduced by three million five-hundred thousand dollars ($3,500,000) on January 1 of each year, beginning on January 1, 2018. A portion of the cash and shares of Common Stock delivered under the Special Payment with a value not to exceed thirty-five million dollars ($35,000,000) (the “Non-Competition Payment”) is being paid to the Executive in consideration of the Executive’s agreement to comply with Sections 1 and 11 of the Restrictive Covenant Agreement and shall be subject to repayment to the Company in the event of a final determination by the Superior Court of California for the County of Orange that the Executive has materially breached such covenants. The Company agrees that the Non- Competition Payment constitutes reasonable compensation under Section 280G(b)(4)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).
(iv) Rabbi Trust . Immediately prior to a Change in Control, the Company shall fund a grantor trust (the “Trust”) and the Executive shall enter into an escrow agreement to provide for the payment of (i) the benefits under Sections 8.4(i) and 8.4(iii)(2) hereof and (ii) the RSUs under Section 8.4(iii)(1) hereof (together with the payments under clause (i), the “Benefits”), and the Company shall place amounts in escrow, funded in cash and shares of Common Stock, as applicable, equal to one hundred percent (100%) of the aggregate Benefits assuming that the Executive incurred a termination of employment entitling him to the Benefits immediately following the Change in Control. The cash amounts held in the Trust shall be credited with interest at the prime interest rate as published in the Wall Street Journal. Alternatively, in lieu of interest, the Executive may elect at the time the Trust is funded in accordance with this Section for cash amounts held in the Trust to be deemed invested in any of the investment alternatives then available under the Company’s 401(k) retirement plan or otherwise specified by the Executive. In addition, the Executive may elect at any time for the shares of Common Stock that are held in the Trust to be sold and any cash received therefrom to be held in the Trust and either credited with interest or deemed invested, in either case in accordance with the preceding sentences. In the event the Executive’s employment terminates on or prior to the second anniversary of the Change in Control in a manner entitling him to the Benefits, the Executive shall be entitled to receive, in full satisfaction of the Benefits, and on the payment dates specified in this Section 8.4, the amounts contributed to the Trust, as adjusted to reflect the applicable interest or gains (or losses) of any deemed investments, as applicable. Notwithstanding the establishment of any such Trust, the Executive’s rights to the Benefits will be solely those of a general unsecured creditor. In the event the Executive’s employment is not terminated on or prior to the second anniversary of the Change in Control in a manner entitling him to the Benefits, the amounts held in the Trust shall revert to the Company, provided that such reversion shall have no effect on the Executive’s continuing entitlement to receive the Benefits in accordance with this Section 8.4. In addition, any amount remaining in the Trust immediately following the date that the last payment of the Benefits to which the Executive becomes or could become entitled has been made shall revert to the Company as of such date.
8.5 EMPLOYEE BENEFIT PLANS.
(i) Unless the Executive’s employment is terminated pursuant to Section 7.3 hereof, the Company shall maintain in full force and effect, for the continued benefit of the Executive for the full Employment Period as then in effect without regard to any

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termination of employment, all employee benefit plans and programs in which the Executive was entitled to participate immediately prior to the Date of Termination, provided that the Executive’s continued participation is possible under the general terms and provisions of such plans and programs.
(ii) In the event that the Executive’s participation in any such plan or program is barred, the Company shall reimburse expenses actually incurred by the Executive during such period to obtain similar coverage, but only to the extent the Executive’s requested reimbursement of expenses for similar coverage does not exceed the Company’s premiums or contributions that the Company would otherwise pay under the terms of this Agreement as of the date of the Executive’s termination, or date of payment if later, to continue the Executive’s participation in the underlying plan for the period the expenses were incurred by the Executive. Expenses reimbursable under this paragraph shall be reimbursed within thirty (30) days following the Executive’s submission to the Company of the reimbursement request and supporting documentation reasonably requested by the Company and in no event later than the end of the calendar year following the calendar year in which the expenses were incurred by the Executive. The expenses eligible for reimbursement under this paragraph during any calendar year shall not affect the expenses eligible for reimbursement under this paragraph in any other calendar year.
8.6 CODE SECTION 409A COMPLIANCE. Notwithstanding anything in this Agreement to the contrary, if any benefit or amount payable to the Executive under this Agreement on account of the Executive’s termination of employment constitutes “nonqualified deferred compensation” within the meaning of Section 409A (“409A”) of the Code, payment of such benefit or amount shall commence when the Executive incurs a “separation from service” within the meaning of Treasury Regulation Section 1.409A−1(h), which provides that a separation from service will be deemed to occur if the Company and the Executive reasonably anticipate that the Executive shall perform no further services for the Company and any entity that would be considered a single employer with the Company under Sections 414(b) or 414(c) of the Code (whether an employee or an independent contractor) or that the level of bona fide services the Executive will perform in the future (whether as an employee or an independent contractor) will permanently decrease to no more than forty-nine percent (49%) of the average level of bona fide services performed (whether as an employee or independent contractor) over the immediately preceding thirty-six (36) month period. Such payments or benefits shall be provided in accordance with the timing provisions of this Agreement by substituting the references to “termination of employment” or “termination” with “separation from service”; however, if at the time the Executive incurs a separation from service, the Executive is a “specified employee” within the meaning of 409A, any benefit or amount payable to the Executive under this Agreement on account of the Executive’s termination of employment that constitutes nonqualified deferred compensation subject to 409A shall be delayed until the first day of the seventh month following the Executive’s separation from service (the “409A Suspension Period”). Within five (5) calendar days after the date the Executive incurs such separation from service, the Company shall contribute to the Trust an amount in cash or shares of Common Stock, as applicable, equal to any payments that the Company would otherwise have been required to pay under this Agreement during the 409A Suspension Period (plus the required

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interest on any cash amounts, calculated as described in the following sentence). Within fourteen (14) calendar days after the end of the 409A Suspension Period, the Company shall pay to the Executive (or his estate or beneficiary, as applicable), from the assets of the Trust or otherwise, a lump sum payment in cash or shares of Common Stock, as applicable, equal to any payments (including interest on any such cash payments, at an interest rate equal to the average prime interest rate, as published in the Wall Street Journal, over the 409A Suspension Period) that the Company would otherwise have been required to pay under this Agreement during the 409A Suspension Period. Notwithstanding the foregoing, in lieu of interest, the Executive may elect at the time the Trust is funded in accordance with this Section for cash amounts held in the Trust to be deemed invested in any of the investment alternatives then available under the Company’s 401(k) retirement plan or otherwise specified by the Executive, and within fourteen (14) calendar days after the end of the 409A Suspension Period, the Executive shall be entitled to receive, in full satisfaction of the payments that the Company would otherwise have been required to pay under this Agreement during the 409A Suspension Period, the amounts contributed to the Trust, as adjusted to reflect the gains (or losses) of such deemed investments. Thereafter, the Executive shall receive any remaining payments due under this Agreement in accordance with the terms of this Agreement (as if there had not been any suspension period beforehand). In addition, the Executive may elect at any time, to the extent permitted by law, for shares of Common Stock that are held in the Trust to be sold and any cash received therefrom to be held in the Trust and either credited with interest or deemed invested, in either case in accordance with the preceding sentences. For purposes of this Agreement, each payment that is part of a series of installment payments shall be treated as a separate payment for purposes of 409A. Notwithstanding anything in this Agreement to the contrary, all reimbursements and in−kind benefits provided under this Agreement shall be made in accordance with the following requirements of 409A: (i) the reimbursement of eligible expenses will be made no later than the end of the calendar year following the calendar year in which the expenses were incurred by the Executive; (ii) the amount of expenses eligible for reimbursement, or in−kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement or in−kind benefits to be provided in any other calendar year; and (iii) any right to reimbursement of eligible expenses or in−kind benefits is not subject to liquidation or exchange for any other benefit.
8.7 PARACHUTE PAYMENTS.
(i) Notwithstanding any other provisions of this Agree-ment, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a Change in Control or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the Severance Payments, being hereinafter referred to as the “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash portion of Total Payments payable pursuant to the terms of this Agreement shall first be reduced, and the noncash portion of the Total Payments payable pursuant to the terms of this Agreement shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if

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(A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments); provided, however, that the Executive may elect which portion of the Total Payments payable pursuant to the terms of this Agreement shall be so reduced (or eliminated).
(ii) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the opinion of a nationally-recognized professional services firm or firms (the “Calculating Firm”) reasonably acceptable to the Executive, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of the Calculating Firm, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (within the meaning of Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non‑cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Calculating Firm in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.
(iii) At the time that payments are made under this Agree-ment, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from the Calculating Firm or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement).
9. CHANGE IN CONTROL OF THE COMPANY. For purposes of this Agreement “Change in Control” shall be deemed to have occurred at such time as:
(i) any person or more than one person acting as a group within the meaning of Treasury Regulation § 1.409A−3(i)(5)(v)(B) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) beneficial ownership, as determined under the constructive ownership rules of Section 318(a) of the Code, shares of capital stock of the Company entitling such person or persons to exercise more than thirty-five percent (35%) of the total voting power of all voting shares of the Company; or

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(ii) any person or more than one person acting as a group within the meaning of Treasury Regulation § 1.409A−3(i)(5)(v)(B) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a total fair market value equal to or more than forty percent (40%) of the total gross fair market value of all the assets of the Company immediately before such acquisition or acquisitions; or
(iii) there shall occur a change in the Board in which the individuals who constituted the Board at the beginning of the twelve (12) month period immediately preceding such change cease for any reason to constitute two-thirds or more of the directors then in office. For purposes of this Section 9(iii), a director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation, relating to the election of directors of the Company) whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved will be treated as a member of the Board at the beginning of the twelve (12) month period.
10. BINDING AGREEMENT. This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
11. NON−WAIVER OF RIGHTS. The failure to enforce, at any time, any of the provisions of this Agreement, or to require, at any time, performance by the other party of any of the provisions hereof shall in no way be construed to be a waiver of such provision or to affect either the validity of this Agreement, or any part hereof, or the right of either party thereafter to enforce each and every provision in accordance with the terms of this Agreement.
12. INVALIDITY OF PROVISIONS. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.
13. ASSIGNMENTS; COMPANY BOOKS.
(i) This Agreement is binding upon the parties hereto and their respective personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Except as otherwise provided herein, neither of the parties hereto may make any assignment of this Agreement, or any interest herein, without the prior written consent of the other party, except that, without such consent, this Agreement shall be assigned to any corporation or entity which shall succeed to the business presently being operated by the Company, by operation of law or otherwise, including by dissolution, merger, consolidation, transfer of assets, or otherwise.

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(ii) The Company currently owns all right, title and interest in and to the two books authored by Skip Press tentatively entitled Microfixing and False Claims (collectively, “Company Books”), both of which are works made for hire of the Company. The Company shall and hereby does irrevocably transfer and assign to the Executive, free and clear of all liens and encumbrances, (i) all right, title and interest in the Company Books (including all copyrights and other intellectual property rights therein or thereto) throughout the world, (ii) the right to enforce the copyrights and other intellectual property rights in and to the Company Books against third parties for past, present and future infringement, and (iii) all proceeds from any of the foregoing.
14. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.
15. AMENDMENTS. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing specifically referring hereto, and signed by the parties hereto.
16. NOTICES. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:	At the address shown in the Company’s personnel records

If to the Company:	Masimo Corporation 52 Discovery Irvine, CA 92618 Attention: Chairman of the Compensation Committee of the Board of Directors
or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
17. SURVIVAL. Sections 6, 10‑13 and 15‑20 hereof shall survive termination or expiration of this Agreement. For purposes of this Agreement, “expiration” is the ending of this Agreement by reason of a Notice of Non-Renewal being given by one of the parties in accordance with Section 3 hereof. Provisions of Sections 5.4 and 8 hereof that provide for obligations conditional on the existence of a state of affairs shall survive termination or expiration of this Agreement only to the extent that any such state of affairs exists prior to termination or expiration of this Agreement. For the sake of clarity, all payments and benefits that may become owing as a result of the specified terminations shall only be due and become owing for terminations that occur during the Employment Period as then in effect without regard

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to any termination of employment but shall be owing and paid regardless of whether the Employment Period has ended prior to such payments having been completed.
18. JURISDICTION. Any suit, action or proceeding arising out of or relating to this Agreement shall be brought in the Superior Court of California for the County of Orange, and the parties hereby irrevocably accept the exclusive personal jurisdiction of such court for the purpose of any suit, action or proceeding. In addition, the parties each hereby irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Superior Court of California for the County of Orange, and hereby further irrevocably waive any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum. Notwithstanding the pendency of any such suit, action or proceeding, the Company shall continue to pay the Executive his full compensation in effect when the notice giving rise to any dispute was given (including, but not limited to, base salary and any bonus due) and continue the Executive as a participant in all compensation, benefit and insurance plans in which the Executive was participating when the notice giving rise to the dispute was given, until the dispute is finally resolved. Amounts paid under this Section are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. The Company also shall pay to the Executive, on an as-incurred basis, all legal fees and expenses incurred by the Executive in seeking to obtain or enforce any benefit or right provided by this Agreement, but in no event shall the Company pay more than three million dollars ($3,000,000) in legal fees and expenses. Such payments shall be made within five (5) business days after delivery of the Executive’s written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require. If, prior to the occurrence of a Change in Control, the Superior Court of California for the County of Orange makes a final determination that the Executive did not prevail in any part of the actions to obtain or enforce any benefit or right provided by this Agreement, the Executive shall reimburse the Company for all such legal fees and expenses paid to him by the Company; provided that, for the avoidance of doubt, if the Executive prevailed in any part of any such action, the Executive shall not be required to make such reimbursement. The Executive's obligation, if any, to reimburse the Company shall be unsecured and no interest shall be charged thereon.
19. ENTIRE AGREEMENT. Except for the Restrictive Covenant Agreement, this Agreement supersedes all prior employment agreements, both written and oral, between the Company and the Executive, including, without limitation, the Prior Agreement and the tolling agreement dated as of March 27, 2015 between the Company and the Executive.
20. INTERPRETATION. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of California, without regard to conflicts of laws principles.

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IN WITNESS WHEREOF, the Company at the direction of the Compensation Committee of the Board has caused this Agreement to be executed as of the day and year first above written.
"Company"	MASIMO CORPORATION

	By:	/s/ Mark P. de Raad
	Name:	Mark P. de Raad
	Its:	Executive Vice President and Chief Financial Officer

/s/ Joe Kiani
"Executive"	Joe Kiani

[Signature Page to Amended and Restated Employment Agreement]

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EXHIBIT A

[RESTRICTIVE COVENANT AGREEMENT]

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EXHIBIT B

[RESTRICTED SHARE UNIT AGREEMENT]

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MASIMO CORPORATION 2007
STOCK INCENTIVE PLAN
RESTRICTED SHARE UNIT AWARD AGREEMENT
You (the “Participant”) are hereby awarded restricted share units (the “RSUs”) subject to the terms and conditions set forth in the employment agreement made and entered into as of November 4, 2015, by and between the Company and you (as it may be amended from time to time, the “ Employment Agreement ”), this Restricted Share Unit Award Agreement (this “Award Agreement”), and the Masimo Corporation 2007 Stock Incentive Plan (the “Plan”).
Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Plan. In the event of any inconsistency between the terms of the Employment Agreement, this Award Agreement and the Plan, the terms of the Employment Agreement shall govern, and in no event shall the RSUs be subject to forfeiture or cancellation except as set forth in the Employment Agreement.
1. Specific Terms. The RSUs shall have the following terms:
Name of Participant	Joe Kiani
Number of RSUs	2,700,000
Award Date	November 4, 2015
Vesting	As provided in the Employment Agreement.
Settlement	As provided in the Employment Agreement.
2. Dividends. When Shares are delivered to you pursuant to the vesting of the RSUs as provided in the Employment Agreement, you shall also be entitled to receive with respect to each Share issued (i) an amount equal to any cash dividends (plus simple interest at a rate of 5% per annum), provided that, at your election, you shall be credited in lieu of the foregoing with an additional number of restricted share units (subject to same terms and conditions as the RSUs) on the applicable dividend record date determined by dividing the total amount of any cash dividends which were declared and paid to the holders of Shares on such dividend record date by the closing price of a Share on such dividend record date and (ii) a number of Shares equal to any stock dividends, in each case which were declared and paid to the holders of Shares between the Grant Date and the date such Share is issued. For purposes of this Award Agreement and the Employment Agreement, the term “RSUs” shall include any additional restricted share units which are credited to you in accordance with the preceding sentence.
3. Changes in Capitalization. The Committee shall equitably adjust the number of Shares underlying the RSUs to reflect any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, spin-off, spin-out, merger, consolidation, combination, recapitalization or reclassification of the Shares, or any other changes in corporate structure.

4. Restrictions on Transfer. Except as set forth in the Plan, the RSUs may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee. Notwithstanding the foregoing or anything set forth in the Plan, you may transfer the RSUs (i) by instrument to an inter vivos or testamentary trust (or other entity) in which each beneficiary is a permissible gift recipient, as such is set forth in clause (ii) of this Section, or (ii) by gift to charitable institutions or foundations or by gift or transfer for no consideration to any of your relatives as follows (or to an inter vivos trust, testamentary trust or other entity primarily for the benefit of any of your relatives as follows): any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, domestic partner, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships. Any transferee of your rights shall succeed to and be subject to all of the terms of the Employment Agreement, this Award Agreement and the Plan.
5. Withholding Taxes and Deferred Compensation. The RSUs shall, in all respects, be subject to any applicable required tax withholding. Any amount payable to you under this Award Agreement on account of your termination of employment which constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code shall be made in accordance with Section 8.6 of the Employment Agreement.
6. Notices. Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.
7. Binding Effect. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
8. Modifications. This Award Agreement may only be modified or amended with your written agreement.
9. Headings. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.
10. Counterparts. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

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11. Governing Law. The laws of the State of Delaware (without regard to conflicts of laws principles) shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto; provided that, to the extent any provision of this Award Agreement requires interpretation of any provision of the Employment Agreement, such provisions shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of California (without regard to conflicts of laws principles).
BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that the RSUs are hereby awarded under and governed by the terms and conditions of the Employment Agreement, this Award Agreement and the Plan.
MASIMO CORPORATION

By:	/s/ Mark P. de Raad
Name:	Mark P. de Raad
Its:	Executive Vice President and Chief Financial Officer

PARTICIPANT

By:	/s/ Joe Kiani
Name:	Joe Kiani

[Signature Page to Restricted Unit Award Agreement]

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MASIMO CORPORATION
EQUITY-HOLDER NON-COMPETITION AND CONFIDENTIALITY AGREEMENT
This Equity-Holder Non-Competition and Confidentiality Agreement (this “Agreement”), dated November 4, 2015, is made by and between the undersigned equity-holder (“Holder”), on the one hand, and Masimo Corporation, a Delaware corporation (“Masimo”), on the other hand.
RECITALS
A . Holder acknowledges that Holder is a substantial holder of an equity interest in Masimo, is the founder of Masimo and has been its Chairman of the Board and Chief Executive Officer since its inception, and that Holder will receive substantial consideration as a result of any transaction in which Holder sells his entire equity interest in Masimo, together with the goodwill of Masimo (an “Equity Sale”). Therefore, Holder is willing to enter into this Agreement as an inducement for any acquirer to enter into agreements to effectuate an Equity Sale and to protect such acquirer’s legitimate interests as a buyer of the stock, goodwill and assets (including confidential, proprietary and/or trade secret information) of Masimo.
B . Masimo and Holder acknowledge and agree that Masimo has conducted and engaged in the “Business” (as defined below) and that Masimo has undertaken to continue to conduct and engage in the Business and to seek to make its products and services available to customers throughout each of the fifty (50) states of the United States and throughout the world (the “Restricted Territory”).
NOW, THEREFORE , in exchange for good and valuable consideration, receipt of which is hereby acknowledged, Holder, intending to be legally bound, hereby agrees as follows:
1. During (i) Holder’s employment with Masimo (other than in accordance with Holder’s position at and duties to Masimo and position at and duties to Cercacor Laboratories, Inc. (“Cercacor”) a Delaware corporation (f/k/a Masimo Laboratories, Inc.) or as otherwise set forth in the Employment Agreement (as defined below)) and (ii) subject to the payment of the “Non-Competition Payment” (as defined in the Employment Agreement) to Holder pursuant to the terms of the Employment Agreement, the “Restricted Period” (as defined below) in the Restricted Territory, Holder agrees that Holder will not, as an employee, agent, consultant, advisor, independent contractor, general partner, officer, director, investor, lender, guarantor of any person, or in any other capacity, for Holder or on behalf of any other person, directly or indirectly participate or engage in the Business or acquire or hold any interest in any person engaged in the Business. Notwithstanding the foregoing, Holder may (i) participate and engage in the Business as an investor, employee, consultant, officer and/or director of, and provide services to, Cercacor or Masimo, (ii) serve on the board of directors of any company or entity that is not engaged in the Business, (iii) own, directly or indirectly, solely as an investment, (A) up to one percent (1%) of any class of “publicly traded securities” of any person or entity that engages in the Business or (B) up to five percent (5%) of the securities that are not “publicly traded securities” of any person or entity that engages in the Business, provided in each case that Holder does not also actively manage or serve as an advisor to such person or entity, and

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provided further that the ownership restrictions in this clause (iii) shall not apply to Holder’s director or indirect ownership of securities of Masimo or Cercacor and (iv) work for a division, entity or subgroup of any person or entity that engages in the Business so long as such division, entity or subgroup does not also engage in the Business. For purposes of this Agreement, (a) “publicly traded securities” shall mean securities that are traded on a national securities exchange, (b) “Business” means the design, research, development, use, marketing, sale or distribution of any products or services in the field of non-invasive blood constituent monitoring, and (c) the “Restricted Period” means the period commencing on the date of Holder’s Qualifying Termination (as defined in the Amended and Restated Employment Agreement dated as of the date hereof by and between Masimo and Holder (the “Employment Agreement”) following an Equity Sale and ending on the fifth (5th) anniversary of the date of such Qualifying Termination.
2. Masimo has and will develop, compile and own certain proprietary and confidential information that has great value in its business (“Confidential Information”). Confidential Information includes information and physical material not generally known or available outside Masimo and information and physical material entrusted to Masimo in confidence by third parties. Confidential Information includes, without limitation: (i) company “Inventions” (as defined below); and (ii) technical data, trade secrets, know- how, research, product or service ideas or plans, software codes and designs, developments, laboratory notebooks, processes, formulas, techniques, mask works, engineering designs and drawings, hardware configuration information, lists of, or information relating to, employees and consultants of Masimo (including, but not limited to, the names, contact information, jobs, compensation, and expertise of such employees and consultants), lists of, or information relating to, suppliers and customers (including, but not limited to, customers of Masimo on whom Holder called or with whom Holder became acquainted during employment with Masimo), price lists, pricing methodologies, cost data, market share data, marketing plans, licenses, contract information, business plans, financial forecasts, historical financial data, budgets or other business information disclosed to Holder by Masimo either directly or indirectly, whether in writing, electronically, orally, or by observation. Holder acknowledges that such information is secret, valuable and owned by Masimo.
3. During and after Holder’s employment by Masimo, Holder agrees to keep confidential, and not disclose or make use of any Confidential Information except with Cercacor or as otherwise authorized by Masimo or as necessary for the performance of Holder’s duties as a Masimo employee or director.
4. During Holder’s employment with Masimo, Holder will not disclose to Masimo or make use of any confidential, proprietary or trade secret information or material belonging to a former employer or other third party.
5. Prior to Holder’s employment with Masimo, Holder did not create any inventions, works of authorship, or trade secrets that relate to the Business as conducted and engaged in by Masimo, except for those identified on the list attached to this Agreement as Exhibit A hereto.
6. Holder agrees to promptly disclose to Masimo or Cercacor, as appropriate, all discoveries, developments, designs, ideas, improvements, inventions, formulas, processes, techniques, know-

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how, and data works of authorship, (whether or not patentable or registrable under copyright or similar statutes) made, conceived, reduced to practice, or learned by Holder (either alone or jointly with others) during Holder’s employment with Masimo, that are related to or useful in the Business as conducted and engaged in by Masimo, or which result from tasks assigned to Holder by Masimo, or from the use of premises owned, leased, or otherwise acquired by Masimo. For the purposes of this Agreement, all of the foregoing are referred to as “Inventions”.
7. Holder acknowledges and agrees that all Inventions that relate to the Business as conducted and engaged in by Masimo, other than those listed in Exhibit A hereto, and other than those that holder is obligated to assign to Cercacor, belong to and shall be the sole property of Masimo and shall be Inventions of Masimo subject to the provisions of this Agreement. Holder hereby assigns to Masimo all rights that Holder may have to such Inventions, except for inventions which Holder is allowed to retain under California Labor Code section 2870, a copy of which is attached to this Agreement as Exhibit B hereto.
8. Holder agrees that all works of authorship to which Holder contributes and that relate to the Business as conducted and engaged in by Masimo during and as a part of Holder’s employment shall be considered “works made for hire” and shall be the sole property of Masimo or Cercacor, as appropriate.
9. Holder will cooperate with Masimo and do whatever is necessary or appropriate to obtain patents, copyrights, or other legal protection on projects to which Holder contributes and are subject to an obligation of assignment to Masimo, and, if Holder is incapacitated for any reason from doing so, Holder hereby authorizes Masimo to act as Holder’s agent and to take whatever reasonable action is needed on Holder’s part to carry out this Agreement. After Holder’s employment, Masimo will pay Holder for his time for such assistance at an hourly rate equal to Holder’s highest full time compensation at Masimo calculated on an hourly basis.
10. Upon termination of Holder’s employment for any reason, Holder will promptly assemble all property of Masimo in Holder’s possession or under Holder’s control and return it to Masimo.
11. Except where prohibited by law, Holder agrees that during (i) Holder’s employment and (ii) subject to the payment of the Non- Competition Payment to Holder pursuant to the terms of the Employment Agreement, the Restricted Period, Holder will not, without express written authorization from Masimo, (a) solicit or induce any employee or consultant of Masimo to quit their employment or cease doing business with Masimo, or (b) other than on behalf of any charitable or non-profit enterprise, solicit Masimo’s customers or suppliers, provided that each of the restrictions in this paragraph shall not apply in respect of Cercacor.
12. Holder hereby acknowledges and agrees that (a) this Agreement is necessary for the protection of the legitimate business interests of Masimo and any acquirer in acquiring and realizing the value of the stock, goodwill and assets of Masimo in connection with an Equity Sale, (b) the scope of the covenants set forth in this Agreement in time, geography and types and limitations of activities restricted is reasonable and necessary to protect Masimo’s and any acquirer’s legitimate interest in the goodwill, trade secrets, properties and assets and Confidential Information of Masimo, and (c) Holder has had adequate opportunity to consult with counsel

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prior to entering into this Agreement. Notwithstanding anything set forth in this Agreement to the contrary, none of the restrictions in this Agreement shall prohibit Holder from participating and engaging in the Business as an investor, employee, consultant, officer and/or director of, and providing services to, Cercacor.
13. Holder agrees that a violation of this Agreement may cause irreparable harm to Masimo’s reputation, customer relationships, and other aspects of its business for which an award of money damages would be inadequate. Holder therefore agrees that Masimo shall be entitled to injunctive relief as appropriate to prevent Holder from violating this Agreement, in addition to any claims for money damages not to exceed repayment of the Non-Competition Payment pursuant to the terms of the Employment Agreement.
14. For purposes of enforcing this Agreement, Holder hereby consents to jurisdiction in the Superior Court of California for the County of Orange, as well as any other jurisdiction allowed by law.
15. This Agreement shall be governed by the law of the state in which Holder resides, or Delaware if Holder resides outside the United States.
16. Holder understands that Holder’s obligations under this Agreement remain in effect even after Holder’s employment with Masimo terminates.
17. This Agreement does not guarantee Holder any term of employment or limit Holder’s or Masimo’s right to terminate Holder’s employment at any time, with or without cause and with or without notice.
18. If a court finds any provision of this Agreement invalid or unenforceable as applied to any circumstance, the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as best to effect the intent of the parties hereto.
19. This Agreement is binding on Holder’s successors and assigns, and will benefit the successors and assigns of Masimo.
20. Except for the applicable provisions of the Employment Agreement, this Agreement represents Holder’s entire agreement with Masimo with respect to the subject matter herein, superseding any previous oral or written understandings or agreements with Masimo or any of its officers, including, without limitation, the Masimo Employee Confidentiality Agreement dated as of March 3, 2010, between Masimo and Holder. This Agreement may be amended or modified only in writing signed by all the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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MASIMO		HOLDER

By:	/s/ Mark P. de Raad	Signature:	/s/ Joe Kiani

Name:	Mark P. de Raad	Name:	Joe Kiani
Title:	Executive Vice President and Chief Financial Officer	Date:	November 4, 2015

[Signature Page to Equity-Holder Non-Competition and Confidentiality Agreement]

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EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP*

Title	Date	Identifying Number or Brief Description
NONE	NONE	NONE

Name of Holder:  Joe Kiani

*If there are none, so state.

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EXHIBIT B
CALIFORNIA LABOR CODE SECTION 2870
EMPLOYMENT AGREEMENTS; ASSIGNMENT OF RIGHTS
“(a)  Any provision in an employment agreement which provides that an employee shall assign or offer to assign any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:
(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer.
(2) Result from any work performed by the employee for the employer.
(b)  To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.”

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EXHIBIT D

FIRST AMENDMENT TO NOVEMBER 4, 2015
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
THIS FIRST AMENDMENT TO THE NOVEMBER 4, 2015 AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Amendment”) is made and entered into as of July 27, 2017, by and between Masimo Corporation, a Delaware corporation (the “Company”), and Joe Kiani (the “Executive”).
RECITALS
A. The Executive is the founder of the Company and has been its Chairman of the Board and Chief Executive Officer (“CEO”) since its inception. The Board of Directors of the Company (the “Board”) recognizes that the Executive’s contributions as Chairman of the Board and CEO have been instrumental to the success of the Company. The Executive and the Company entered into an amended and restated employment agreement dated November 4, 2015 (the “Agreement”). The Board and the Executive desire to amend the Agreement pursuant to the terms hereof to assure the Company of the Executive’s continued employment in an executive capacity and to compensate him therefor.
B. The Company considers the establishment and maintenance of a sound management to be essential to protecting and enhancing the best interests of the Company and its stockholders.
C. The Board has determined that appropriate steps should be taken to retain the Executive and to reinforce and encourage his continued attention and dedication to his assigned duties.
D. The Company desires to continue to retain the services of the Executive, and the Executive desires to continue to be employed by the Company pursuant to the terms and conditions of the Agreement, as amended by this Amendment.
NOW, THEREFORE, in consideration of the premises, the mutual promises and the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree that the Agreement is amended as follows:
1. Section 5.2 of the Agreement is deleted and replaced with the following:
BONUS. The Executive shall be eligible to receive a target annual bonus equal to one-hundred percent (100%) of his Base Salary based on the Company’s performance against the performance criteria established by the Board (or designated committee) under the Company’s annual incentive plan for officers, and such annual bonus shall not be subject to positive discretion to increase his annual bonus above that determined based on performance against the performance criteria; provided that the Executive’s annual bonus shall not exceed two hundred percent (200%) of his Base Salary for such year.

2. Section 5.3 of the Agreement is deleted and replaced with the following:
STOCK OPTIONS AND RELATED INCENTIVE PLANS. The Executive shall be eligible to participate in the Company’s existing incentive programs and any additional or successor incentive plan or plans. During each fiscal year during the Employment Period after fiscal year 2016, the Executive shall receive equity grants having a value at least consistent with equity grants made to comparable chief executive officers of comparable companies (taking into account revenues, market capitalization and industry).
3. Section 7.4 of the Agreement is deleted and replaced with the following:
TERMINATION BY THE EXECUTIVE. The Executive may terminate his employment hereunder (i) for Good Reason, (ii) if his health should become impaired to an extent that makes the continued performance of his duties hereunder hazardous to his physical or mental health or his life, or (iii) at any time by giving six (6) months’ written notice to the Company of his intention to terminate. For purposes of this Agreement, “Good Reason” shall mean (A) except in connection with a termination of the Executive’s employment for Cause, any diminution in the Executive’s responsibilities, duties and authority set forth in Section 2 hereof, whether due to the assignment to the Executive of any responsibilities, duties or authority that constitute such a diminution or otherwise, including (i) the Executive ceasing to serve as a Chief Executive Officer of the Company or (ii) the Executive ceasing to serve as the Chairman of the Board of the Company or the designation of any director other than the Executive as the lead director of the Board, (B) a reduction in the Executive’s rate of compensation or a reduction in the Executive’s fringe benefits or any other failure by the Company to comply with Section 5 hereof, (C) any failure by the Company to comply with Section 4 hereof, (D) the provision of a Notice of Non-Renewal by the Company, (E) a “Change in Control,” as that term is defined in Section 9 hereof, triggered as a result of clause (iii) thereof dealing with change in Board composition, or (F) if, following, or in connection with, a “Change in Control,” as that term is defined in Section 9 hereof, triggered as a result of clauses (i) or (ii) thereof, (x) the highest level parent entity holding, directly or indirectly, majority voting control of the Company following the relevant transaction (the “Acquirer Parent”), is not a publicly-traded entity, (y) the Executive does not become, or the Executive is removed from the position of (other than due to a removal in connection with a termination of employment under Sections 7.1, 7.2 or 7.3 hereof), the Chief Executive Officer and Chairman of the Board of Directors of the Acquirer Parent, with such position being, in all events, on terms and conditions (embodied in an employment agreement) reasonably acceptable to the Executive, it being agreed that terms and conditions of employment that provide for total compensation having a value comparable to the total compensation paid to comparable chief executive officers of companies comparable to the Acquirer Parent (taking into account revenues, market capitalization and industry) shall be reasonable, without considering any payments or benefits provided to the

Executive pursuant to this Agreement, or (z) any director other than the Executive is designated as the lead director of the Board of Directors of the Acquirer Parent; provided that, in each case of clauses (A), (B), (C), (E) and (F) above, “Good Reason” shall not be deemed to exist unless (x) the Executive provides the Company a Notice of Termination within two (2) years following the initial occurrence of such event, (y) the Company fails to cure the event giving rise to Good Reason within thirty (30) days following its receipt of such Notice of Termination (the “Cure Period”) and (z) the Executive’s resignation for Good Reason is effective within thirty (30) days after the expiration of the Cure Period.
4. Section 8.4(iii) of the Agreement is deleted and replaced with the following:
(iii) Other Payments.
(1) On November 4, 2015, the Company granted the Executive a one-time grant of 2,700,000 restricted share units (“RSUs”) (as adjusted for stock splits, stock dividends, recapitalizations and similar transactions) under the Masimo Corporation 2007 Stock Incentive Plan and a restricted share unit award agreement dated as of November 4, 2015 (the “Award Agreement”). Except as provided in Section 8.4(iii)(3) below, each RSU shall vest effective as of immediately prior to a Qualifying Termination (the “Vesting Date”) during the Employment Period. Each RSU shall represent the right to receive, on the tenth (10th) day following the Vesting Date (subject to Section 8.6 hereof), one share of common stock of the Company (“Common Stock”). Notwithstanding the foregoing, the Board, in its sole discretion, may accelerate the vesting of some or all of the RSUs at any time prior to the Vesting Date, provided that payment of the RSUs accelerated in accordance with this sentence shall be made in shares of Common Stock on the (10th) day following the date of the Executive’s “separation from service” within the meaning of Treasury Regulation Section 1.409A−1(h) (subject to Section 8.6 hereof). In the event of any inconsistency between the terms of this Agreement and the Award Agreement or the Plan, the terms of this Agreement shall govern.
(2) Upon a Qualifying Termination, the Company shall pay to the Executive in a single lump sum on the sixtieth (60th) day following the Executive’s termination of employment (subject to Section 8.6 hereof) a cash amount equal to thirty-five million dollars ($35,000,000) (the “Cash Payment”). The Cash Payment (the “Non-Competition Payment”) is being paid to the Executive in consideration of the Executive’s agreement to comply with Sections 1 and 11 of the Restrictive Covenant Agreement and shall be subject to repayment to the Company in the event of a final determination by the Superior Court of California for the County of Orange that the Executive has materially breached such covenants. The Company agrees that the Non-Competition Payment constitutes reasonable compensation under Section 280G(b)(4)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

(3) Upon the occurrence of a Change in Control prior to a Qualifying Termination, the RSUs and Cash Payment shall vest in equal installments on the first two anniversaries of the date of such Change in Control (each, a “ Retention Vesting Date ”), subject to the Executive’s continuous employment through each applicable Retention Vesting Date, provided that if the Executive’s employment terminates due to a Qualifying Termination or pursuant to Sections 7.1 (Death) or 7.2 (Disability) hereof prior to the final Retention Vesting Date, any remaining unvested portions of the RSUs and Cash Payment shall immediately vest effective as of the date of such termination of employment. Payment of the RSUs that vest in accordance with this Section shall be made in shares of Common Stock on the (10th) day following the date of the Executive’s “separation from service” within the meaning of Treasury Regulation Section 1.409A−1(h) (subject to Section 8.6 hereof). The Cash Payment that vests in accordance with this Section shall be paid on the date of the Executive’s “separation from service” within the meaning of Treasury Regulation Section 1.409A−1(h) (subject to Section 8.6 hereof). Notwithstanding the foregoing, as soon as practicable following the final Retention Vesting Date, the service recipient shall use commercially reasonable efforts to accelerate payment of the RSUs and Cash Payment in accordance with the “plan termination” rules set forth in Treasury Regulation Section 1.409A−3(j)(4)(ix), in a manner designed to provide for earliest possible payment without any accelerated taxation or penalties by reason of Section 409A of the Code. In addition, upon the occurrence of a Change in Control prior to a Qualifying Termination, the Executive’s stock options and other equity awards (if any) shall vest in in accordance with their terms but in no event later than in two equal installments on each Retention Vesting Date, subject to the Executive’s continuous employment through each applicable Retention Vesting Date.
5. The second to last sentence of Section 8.4(iv) of the Agreement is deleted and replaced with the following:
In the event the Executive’s employment is not terminated on or prior to the fifth anniversary of the Change in Control in a manner entitling him to the Benefits, the amounts held in the Trust shall revert to the Company, provided that such reversion shall have no effect on the Executive’s continuing entitlement to receive the Benefits in accordance with this Section 8.4.
6.            Each instance of the words “twelve (12)” appearing in clause (iii) of Section 9 of the Agreement shall be replaced with the words “twenty-four (24)”.
7. The last sentence of Section 17 (Survival) of the Agreement is deleted and replaced with the following:
For the sake of clarity, all payments and benefits that may become owing as a result of the specified terminations or other vesting events shall only be due and become owing for terminations or other vesting events that occur during the Employment Period as then in effect without regard to any termination of employment but shall be owing and paid regardless of whether the Employment Period has ended prior to such payments having been completed.
8.           PERMITTED DISCLOSURES. Pursuant to 18 U.S.C. § 1833(b), the Executive will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret of the Company that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to the Executive’s attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the trade secret to the Executive’s attorney and use the trade secret information in the court proceeding, if the Executive (I) files any document containing the trade secret under seal, and (II) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement or the Restrictive Covenant Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section. Nothing in this Agreement, the Restrictive Covenant Agreement or any agreement the Executive has with the Company shall prohibit or restrict the Executive from making any voluntary disclosure of information or documents related to any violation of law to any governmental agency or legislative body, or any self-regulatory organization, in each case, without advance notice to the Company.
9.           ENTIRE AGREEMENT; REFERENCES. Other than as specifically amended, the Agreement will remain in full force and effect, provided that any section references contained in the Agreement shall be updated as necessary to reflect the provisions of this Amendment. References to “this Agreement” in the Agreement shall refer to the Agreement, as amended by this Amendment.
10.          INTERPRETATION. This Amendment shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of California, without regard to conflicts of laws principles.
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IN WITNESS WHEREOF, the Company at the direction of the Compensation Committee of the Board has caused this Amendment to be executed as of the day and year first above written.

"Company"	MASIMO CORPORATION

By	/s/ CRAIG REYNOLDS
Name:	Craig Reynolds
Its:	Chairperson of the Compensation Committee of the
Board of Directors

"Executive"	/s/ JOE KIANI
Joe Kiani
Its	Chairman of the Board & CEO

EXHIBIT E

SECOND AMENDMENT TO THE NOVEMBER 4, 2015
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
THIS SECOND AMENDMENT TO THE NOVEMBER 4, 2015 AMENDED AND RESTATED EMPLOYMENT
AGREEMENT (this “Amendment”) is made and entered into as of January 14, 2022, by and between Masimo Corporation, a Delaware corporation (the “Company”), and Joe Kiani (the “Executive”).
RECITALS
A. The Executive is the founder of the Company and has been its Chairman of the Board and Chief Executive Officer (“CEO”) since its inception. The Board of Directors of the Company (the “Board”) recognizes that the Executive’s contributions as Chairman of the Board and CEO have been instrumental to the success of the Company. The Executive and the Company entered into an amended and restated employment agreement dated November 4, 2015, which agreement was amended pursuant to an amendment dated July 27, 2017 (as amended, the “Agreement”). The Board and the Executive desire to further amend the Agreement pursuant to the terms hereof to assure the Company of the Executive’s continued employment in an executive capacity and to compensate him therefor.
B. The Company considers the establishment and maintenance of a sound management to be essential to protecting and enhancing the best interests of the Company and its stockholders.
C. The Board has determined that appropriate steps should be taken to retain the Executive and to reinforce and encourage his continued attention and dedication to his assigned duties.
D. The Company desires to continue to retain the services of the Executive, and the Executive desires to continue to be employed by the Company pursuant to the terms and conditions of the Agreement, as amended by this Amendment.
NOW, THEREFORE, in consideration of the premises, the mutual promises and the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree that the Agreement is amended as follows:
1. The second sentence of Section 8.4(iii)(1) of the Agreement is deleted and replaced with the following:
Each RSU shall vest effective as of immediately prior to the earliest to occur of (A) the applicable Retention Vesting Date as provided in Section 8.4(iii)(3) below, (B) a Qualifying Termination during the Employment Period, (C) Executive’s death during the Employment Period and (D) the termination of Executive’s employment pursuant to Section 7.2 hereof (any such date or event in clause (A), (B), (C) or (D) above, the “Vesting Date”; provided that, in the case of clause (A) above, the “Vesting Date” shall apply only with respect to the RSUs that are deemed vested as of an applicable Retention Vesting Date as provided in Section 8.4(iii)(3) below).
2. ENTIRE AGREEMENT; REFERENCES. Other than as specifically amended, the Agreement will remain in full force and effect, provided that any section references contained in the Agreement shall be updated as necessary to reflect the provisions of this Amendment. References to “this Agreement” in the Agreement shall refer to the Agreement, as amended by this Amendment.
3. INTERPRETATION. This Amendment shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of California, without regard to conflicts of laws principles.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company at the direction of the Compensation Committee of the Board has caused this Amendment to be executed as of the day and year first above written.

"Company"
MASIMO CORPORATION

By:	/s/ Craig Reynolds
Name:	Craig Reynolds
Its:	Chairperson of the Compensation Committee of the Board of
Directors

"Executive"

/s/ Joe Kiani
Joe Kiani

EXHIBIT F

DocuSign Envelope ID: 0E306575-3279-4C85-B05C-9997B13CA500

October 17, 2022

VIA EMAIL

Eduardo Gallardo
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Re:	Further Clarifications Required in Connection with Your Letter Dated September 28, 2022 Regarding Masimo Corporation

Dear Mr. Gallardo:

We are writing to supplement our response of October 9 to your September 28, 2022 letter, and request two confirmations from the Board of Directors (the “Board”) of Masimo Corporation (the “Company”) described herein.
As previously noted, the Bylaws require the disclosure of the names and addresses of stockholders who are known to support a director nomination, including such stockholders’ beneficial and record ownership of Company capital stock. Politan seeks confirmation from the Board that Politan would only be required to disclose instances where a stockholder has given material support in the form of financial support, a voting commitment or similar arrangement.
Politan is also concerned with the change of control provision in Mr. Kiani’s employment agreement, which permits Mr. Kiani to receive hundreds of millions of dollars in value if two of the Company’s directors are voted out of office. Triggering this change of control provision would result in financially disastrous consequences for the Company and its stockholders. Consequently, Politan requests that the Board confirm that it would take all actions necessary or required to waive, terminate, or amend the change of control provision in this agreement, and similar provisions in other agreements that would be detrimental to stockholders, in connection with any change of control that may arise as a result of any proxy solicitation or the election of directors nominated by Politan.

We ask you to please provide these requested confirmations and a response to our October 9 letter no later than October 19, 2022.
* * *

Richard Michael Brand Tel +1 212 504-5757 Fax +1 212 504-6666 richard.brand@cwt.com

DocuSign Envelope ID: 0E306575-3279-4C85-B05C-9997B13CA500

Eduardo Gallardo October 17, 2022

Politan reserves all rights, remedies, powers and defenses under Delaware law and applicable agreements, and does not waive any such rights, remedies, powers, or defenses.

Very truly yours,

/s/ Richard Brand

Richard Michael Brand RMB

cc:
John P. DiTomo (Morris, Nichols, Arsht & Tunnell LLP)
Martin S. Lessner (Young Conaway Stargatt & Taylor LLP)
Michael Swartz (Schulte Roth & Zabel LLP)
Eleazer Klein (Schulte Roth & Zabel LLP)
Stephen Fraidin (Cadwalader, Wickersham & Taft LLP)

EXHIBIT G

October 19, 2022

VIA EMAIL

Richard Michael Brand, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

Re: Politan Capital Letters of October 9 and October 17, 2022

Dear Richard:

We write on behalf of our client, Masimo Corporation (“Masimo” or the “Company”), in response to your letters dated October 9, 2022 and October 17, 2022 on behalf of Politan Capital Management LP (“Politan”). For convenience we refer to your October 9, 2022 letter and the attached exhibits collectively as the “Draft Nomination Letter,” and to your October 17, 2022 letter as the “Supplemental Response.”

We continue to disagree with Politan’s characterizations of the Bylaw amendments adopted last month by the Board of Directors of Masimo. As previously stated, Masimo amended its Bylaws, as did many other public companies, to address the SEC’s newly adopted universal proxy rules, which went into effect on September 1, 2022, and to address well-founded concerns that Politan might attempt to present matters for stockholder consideration at Masimo’s next annual meeting without providing the accurate and complete information stockholders would need to cast an informed vote. As adopted, the Bylaws enhance the procedural mechanics and disclosure requirements in connection with stockholder nominations of directors and reduce potential abuse of the new universal proxy card process.

Far from “thwart[ing] shareholder democracy” as claimed in your letter, the Bylaws are intended to—and in fact do—increase transparency and ensure that stockholders are sufficiently informed of, among other things, potential conflicts of interest and the identity of those significantly backing (financially or otherwise) a director nomination. The Bylaws facilitate information gathering for Masimo stockholders before they are asked to vote on matters of great importance to the Company; they do not, as you posit, impose insurmountable barriers to the free exercise of stockholder franchise. Indeed, insofar as you are invoking “shareholder democracy,” we note that actual democracy has promoted transparency with robust disclosure of financial supporters and aligned parties for decades. There, as here, “[s]unlight is said to be the best of disinfectants; electric light the most efficient policeman.” Buckley v. Valeo, 424 U.S. 1, 67 (1976) (quoting L. Brandeis, “Other People’s Money” 62 (National Home Library Foundation ed. 1933)).

Although we appreciate that Politan has endeavored to provide some additional information for Masimo to evaluate Politan’s compliance with Masimo’s Bylaws, we do have concerns about the material accuracy and completeness of certain of the information contained in the Draft Nomination Letter, as well as with the letter’s clear omissions. We welcome the opportunity to further discuss these concerns with you in order to facilitate Politan’s compliance with Masimo’s Bylaws.

Identity of Significant Limited Partners

The Draft Nomination Letter continues to challenge the Masimo Bylaws’ requirement that your client disclose the identity of its significant (i.e. 5%+) limited partners and financial backers of sidecar vehicles and special purpose entities that were created or raised proceeds principally to invest in Masimo. Politan’s continued lack of transparency regarding its financial entanglements and significant financial backers is contrary to the best interests of Masimo’s stockholders. Masimo’s stockholders are entitled to receive clear, complete, and accurate information about these issues so that they can make a fully informed decision regarding Politan’s nominations. Indeed, by attempting to nominate candidates without disclosing this information, it appears that you seek to deprive stockholders of information to which they are entitled. We therefore continue to request full compliance with the Masimo Bylaws, and enumerate below some of our continued concerns.1

___________________________________
1 The Draft Nomination Letter states that “no Delaware-incorporated public company . . . has ever demanded” disclosure of, among other things, the identity of its 5% limited partners. That carefully worded statement omits reference to the fact that your firm has advocated in favor of a broader nominee questionnaire that required disclosure of all limited partners of a hedge fund, not just significant investors. See, e.g., Ashford Hospitality Trust, Inc. v. Cygnus Capital, Inc., et al., 21-cv-00125 (Dkt. 1, ¶¶ 94-97). The fact that on that occasion the activist fund actually identified all of its limited partners belies your assertion that “no investment fund will disclose the identities of its limited partners.”

We note the references in your letter to “Related Persons.” As you know, per the Bylaws, no person can be a “Related Person” of Politan’s if such other person’s primary business is to serve as investment manager or adviser with respect to investing and trading in securities for a client or its own account. The action in concert must also be in relation to matters “that will be material to the Nominating or Proposing Person’s solicitation of stockholders.” In light of the foregoing, we do not believe that the “Related Persons” definition should impact Politan’s potential nomination process. We will be happy to discuss this further if you in fact believe that the Related Persons concept adds any significant disclosure burden to Politan and its significant limited partners.
2

The claim in the Draft Nomination Letter that Politan’s investors “control billions or trillions of dollars of capital and their investments in Politan represent a relatively small portion of their investment portfolios” only underscores the importance of the disclosures required by Masimo’s Bylaws. Given the size of their other investments, Politan’s investors may be beholden to conflicting interests and may attempt to sway Politan or its nominated director(s) to favor the investors’ competing interests with other investments or investment strategies. The fact that an investor is referred to as a “limited partner” does not accurately reflect the ability of significant investors to “vote with their wallet” and use the “power of the purse” to influence Politan and its nominated director’s positions.

Politan’s omission of this information understandably gives rise to significant concern about the completeness and accuracy of Politan’s statements in its Draft Nomination Letter and its Schedule 13D and amended Schedule 13D filings. The importance of the information regarding Politan’s financial backers and its agreements with investors to Masimo stockholders’ ability to evaluate a director nomination is self-evident and cannot be overstated. Politan’s refusal to provide this basic information only heightens our concerns about Politan’s intentions.

In our prior letter, we also invited Politan to explain in greater detail why Politan claims that it is unable to comply with the Bylaws’ disclosure obligations regarding its significant financial investors, so that we can better understand your position. We specifically requested that Politan provide an explanation as to how such disclosures would be unduly burdensome and to identify any statutes or regulations that Politan believes prohibit the disclosure of this information. The Draft Nomination Letter provides no such explanation and fails to identify any statutes or regulations that prohibit disclosure. Nor have you identified any contractual obligations that prevent or limit disclosure of this information. In order to better understand your position and avoid a discussion in the abstract, it would be helpful for you to provide us the number of Politan 5%+ limited partners, the size of their investments, the existence and size of any side vehicles, the time of their creation, and any financial or other arrangements with the financial backers of such vehicles. We believe that most of the foregoing is information that Politan should have had to already disclose under Item 6 of its Schedule 13D. In any event, providing us with the foregoing information may facilitate a more productive dialogue on this subject.

Submission of Director Nominations or Proposals Within the Past 36 Months

Masimo’s Bylaws require disclosure of any proposals or nominations submitted on behalf of any Nominating or Proposing Person or any Related Person seeking to nominate directors at any other Public Company within the past 36 months. The Draft Nomination Letter does not fully comply with that disclosure obligation. Specifically, although the Draft Nomination Letter describes publicly disclosed proposals or nominations, Politan continues to refuse to disclose any non-public proposals or nominations because it “requires disclosure of investments in other companies and non-public interactions with other corporations as well as trade secrets of the Politan Parties.”
3

Politan’s position in resisting the disclosure of this important information is not persuasive. Masimo’s Bylaws require disclosure only of proposals or nominations actually “submitted” to a public corporation—the Bylaws do not require disclosure of discussions that did not lead to delivery of a formal written nomination notice or other proposal of business for a stockholder meeting. Because it would have been delivered to a third party (i.e., the public corporation), any formal notice of nomination or business proposal would necessarily be non-confidential. It certainly would not qualify as a “trade secret” since the receiving corporation could have publicly disclosed the submission upon receipt. Based on the foregoing, we request that your client re-consider its position.

Plans or Proposals to Nominate Directors in the Next 12 Months

Masimo’s Bylaws require that Politan disclose “any plans or proposals . . . to nominate directors at any other Public Company within the next 12 months.” Politan has refused to make such disclosure because, according to the Draft Nomination Letter, such information is “highly confidential” and “proprietary strategic information . . . that is unrelated to . . . the election of directors of the Corporation.” We disagree. Information regarding any impending proposals or nominations Politan is planning to make would be highly relevant to stockholders’ evaluating the qualifications and candidacy of a Politan-nominated director—particularly where, as here, Politan seeks to nominate its own Managing Partner—including for purposes of evaluating the director’s commitment to Masimo, investment and business strategy, and vision for the Company. If, for example, Politan plans to nominate Mr. Koffey or any other representative of Politan for election at a public company that is a competitor of Masimo, then that information and the consequences thereof under Section 8 of the Clayton Act would be of utmost importance to Masimo’s stockholders. This is particularly important in light of the Department of Justice’s recent announcement that it intends to bring more cases against “interlocking directorates” that violate Section 8 of the Clayton Act.

We further note that the Bylaw only requires disclosure of plans or proposals that have been formed as of the time of the notice. We would not expect Politan to disclose preliminary investment ideas or for Masimo to seek to disqualify a nomination on the basis of a future nomination that results from a plan or proposal that is formed after the notice is delivered. We request that your client re- consider its position.

Support of Nomination Proposal

We appreciate that Politan has dropped its prior opposition to disclosure of other stockholders known to support a nomination, a requirement recently reviewed, validated and enforced by the Delaware Court of Chancery. See Rosenbaum v. CytoDyn Inc., 2021 WL 4775140, at *9 (Del. Ch. Oct. 13, 2021). We further understand and appreciate that Politan has dropped its prior opposition to certain required disclosures concerning Family Members, as defined by Art. I, § 1(9)(c). As
4

such, we assume that your client did not find it infeasible to disclose that information, as previously claimed.

We are concerned, however, with the Draft Nomination Letter’s statement that “the Politan Parties are unaware of any other stockholders that support the Nomination Proposal.” This is inconsistent with statements made by Mr. Koffey at his September 2, 2022 meeting with Joe Kiani and other executives at Masimo, when, for example, Mr. Koffey claimed that he already had the support of Masimo’s stockholders, and would win a proxy contest even without Mr. Kiani’s support. We request that Politan explain such inconsistency, including what happened during the last month to lead Politan to change its views on stockholders’ support of a Politan nominee. Indeed, Politan’s intention to obfuscate and conceal the full breadth and scope of its relationships and supporters from Masimo’s stockholders is underscored by the “further clarification[]” you request in your Supplemental Response, where “Politan seek[s] confirmation from the Board that Politan would only be required to disclose instances where a stockholder has given material support in the form of financial support, a voting commitment or similar arrangement.” The Bylaw is not so limited. It plainly requires the disclosure of any stockholders known to “support such nomination,” and does not contain a materiality qualifier or limit the required disclosure to any particular “forms” of support. It appears that Politan is attempting to read the Bylaw as narrowly as possible, in order to persist in Politan’s attempts to conceal from Masimo stockholders the identities of those behind the scenes with whom Politan has arrangements. This, again, is antithetical to the disclosure and transparency built into the solicitation of stockholder votes, which Masimo’s Bylaws are intended to enhance. Masimo expects Politan to adhere to the plain letter of the Bylaw and disclose the identities of all stockholders known to support Politan’s proposed nomination, and for Politan to reconcile the unqualified representation in the Draft Nomination Letter with Mr. Koffey’s statements at the September 2, 2022 meeting with Masimo representatives.

Mr. Kiani’s Employment Agreement

We note the statements and requests made in your Supplemental Response with regard to Mr. Kiani’s employment agreement. As you surely are aware, the employment agreement was entered into in 2015—seven years ago—and has been clearly and repeatedly disclosed in Masimo’s filings with the U.S. Securities and Exchange Commission. The agreement was the product of extensive arms-length negotiations between representatives of Masimo’s independent directors and Mr. Kiani. As a contractual right, any waiver, termination or amendment to the change of control provisions cannot be effected unilaterally by the independent directors. Further, to the extent you have any concerns with any “similar provisions in other agreements,” we request that you clearly identify the provisions and agreements at issue, as well as the specific nature of your concerns, so that we may respond to them.

* * *
5

To the extent Politan has additional information in support of its concerns regarding the Bylaw disclosure requirements and/or the change in control provision, we are happy to consider it.

The inclusion or exclusion of any position or response herein is without prejudice to Masimo, which expressly reserves all positions, rights and remedies.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:
Michael B. Carlinsky, Quinn Emanuel Urquhart & Sullivan, LLP
Sarah Heaton Concannon, Quinn Emanuel Urquhart & Sullivan, LLP
R. Corey Worcester, Quinn Emanuel Urquhart & Sullivan, LLP
Avi Weitzman, Paul Hastings LLP
Michael A. Barlow, Abrams & Bayliss LLP

6

EXHIBIT H

WAIVER BY JOE E. KIANI OF THE DIRECTOR CHANGE IN CONTROL
PROVISION IN HIS EMPLOYMENT AGREEMENT WITH MASIMO
CORPORATION FOR PURPOSES OF MASIMO CORPORATION’S
2023 ANNUAL MEETING

Reference is made to the Amended and Restated Employment Agreement, dated November 4, 2015, as amended (the “Agreement”), by and between Masimo Corporation (the “Company”) and the undersigned Joe Kiani (the “Executive”). Capitalized terms not otherwise defined herein have the meaning assigned thereto in the Agreement.

The undersigned agrees and acknowledges that the valid election to the Board at the 2023 annual meeting of stockholders of any two individuals nominated by Company stockholders (the “Exception Directors”) in lieu of two of the Company’s current Directors will not be deemed to constitute a Change in Control for purposes of Section 9(iii) of the Agreement.

For the avoidance of doubt, for purposes of determining whether a Change in Control has occurred in respect of any other or subsequent event, including election of stockholder-nominated individuals at the 2024 annual meeting, the Exception Directors will not be considered directors who were members of the Board at the beginning of the 24 month period immediately preceding such event.

Joe E. Kiani

Dated: ____________ 2023

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2023, the foregoing Public Version of Exhibit A to Plaintiffs’ Motion for Leave to File Second Amended and Supplemented Verified Complaint was served, by File & ServeXpress, on the following attorneys of record:

Michael A. Barlow
Anthony Sarna
ABRAMS & BAYLISS LLP
200 Montchanin Drive, Suite 200
Wilmington, DE 19807

/s/ Alexandra M. Cumings
Alexandra M. Cumings (#6146)